Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262538
PROSPECTUS
   37,277,987 Shares of Common Stock

FTC Solar, Inc.
  Common Stock
This prospectus relates to the offer and sale from time to time by the selling stockholders identified in this prospectus of up to 37,277,987 shares of our common stock, par value $0.0001 per share. This prospectus also covers any additional securities that may become issuable by reason of stock splits, stock dividends or recapitalizations. We are registering the resale of the shares of common stock as required by the registration rights agreement that we initially entered into with the selling stockholders on April 29, 2021.
This prospectus provides you with a general description of the common stock and the general manner in which the selling stockholders may offer or sell the common stock. More specific terms of the common stock that the selling securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the common stock being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus.
Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may offer and sell or otherwise dispose of the shares of common stock described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. See “Plan of Distribution” for more information.
We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock offered hereby.
The selling stockholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares of common stock. We have agreed to pay certain expenses in connection with this registration statement and to indemnify the selling stockholders and certain related persons against certain liabilities. As of the date of this prospectus, no underwriter or other person has been engaged to facilitate the sale of shares of common stock in this prospectus.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.
Our common stock is listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “FTCI.” On March 24, 2022, the last reported sale price of our common stock as reported on Nasdaq was $6.45 per share.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See “Summary—Implications of Being an Emerging Growth Company.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7 to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus dated March 25, 2022

Neither we nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or in any related free writing prospectuses. We and the selling stockholders do not take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or any sale of shares of common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: Neither we nor the selling stockholders have done anything that would permit this offering or the possession or distribution of this prospectus, any accompanying prospectus supplement or any free writing prospectus we or the selling stockholders may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.
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ABOUT THIS PROSPECTUS
Basis of Presentation
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
Market, Industry and Other Data
This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies and our own estimates based on our management’s knowledge of, and experience in, the industry and markets in which we compete. In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our products. Market data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market data. In addition, customer preferences are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, you are cautioned not to place undue reliance on such market data. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in such specified market based on sales dollars, unless the context otherwise requires.
Trademarks, Service Marks and Trade Names
This prospectus includes our trademarks and trade names, including, but not limited to, Voyager Tracker, SunDAT, SunPath, Atlas and FTC Solar, which are protected under applicable intellectual property laws. This prospectus also may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.
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SUMMARY
This summary highlights information included elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in shares of our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section immediately following this summary, “Cautionary Statement Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Unless the context otherwise requires, all references to “FTC Solar,” “we,” “us,” “our,” the “Company” and similar designations refer to FTC Solar, Inc, a Delaware corporation, and, where appropriate, its consolidated subsidiaries.
FTC SOLAR, INC.
Overview
We were founded in 2017 and are incorporated in the state of Delaware. We are a global provider of advanced solar tracker systems, supported by proprietary software and value-added engineering services. Our mission is to provide differentiated products, software, and services that maximize energy generation and cost savings for our customers, and to help facilitate the continued growth and adoption of solar power globally. Trackers significantly increase the amount of solar energy produced at a solar installation by moving solar panels throughout the day to maintain an optimal orientation relative to the sun. Our tracker systems are currently marketed under the Voyager brand name (“Voyager Tracker” or “Voyager”). Voyager is a next-generation two-panel in-portrait single-axis tracker solution that we believe offers industry-leading performance and ease of installation. We have a team of dedicated renewable energy professionals with significant project installation experience focused on delivering cost reductions to our U.S. and worldwide clients across the solar project development and construction cycle. Our solar solutions span a range of applications, including ground mount, tracker, canopy, and rooftop. We are headquartered in Austin, Texas, and have international subsidiaries in Australia, India, Singapore, and South Africa.
On January 13, 2017, we entered into an asset purchase agreement with SunEdison Utility Holdings, Inc. (“Seller”) to purchase all assets of the Seller, in addition to assuming any liabilities, for a total transaction price of $6 million. Seller discontinued its operations and filed for bankruptcy prior to the acquisition date. The assets purchased as part of this acquisition included intangible assets in the form of developed technology (the “AP90 tracker”), software, and inventory. In connection with the acquisition, we were formed by the management team behind the AP90 tracker, a first-generation tracker based on a one-panel in-portrait, linked-row design. Our management team utilized their design and construction experience, and their experience with installing and operating other competitive tracking solutions, to create the next-generation Voyager Tracker, which achieved product certification in 2019.
We currently offer tracking and software solutions targeting the utility-scale solar energy markets to current and potential customers in the United States, Asia, the Middle East, North Africa, South Africa and Australia, and we aim to continue to expand our global footprint in Latin America, New Zealand and Europe. Our Voyager tracking system is built upon a self-powered, two-panel in-portrait design utilizing a 60-meter independent row architecture, which provides numerous advantages to our customers.
Our customers include project developers, solar asset owners and engineering, procurement and construction (“EPC”) contractors that design and build solar energy projects.
We currently operate in one business segment and derive our revenue primarily from the sale of: (i) Voyager Tracker and customized components of Voyager Tracker, (ii) individual parts of Voyager Tracker for certain specific transactions, (iii) shipping and handling services, (iv) term-based software licenses, (v) maintenance and support services for the term-based software licenses, and (vi) subscription services.
We report both product and service revenue in our consolidated financial statements. Product revenue includes revenue from the sale of Voyager Tracker and customized components of Voyager Tracker, individual part sales for certain specific transactions, and sale of term-based software licenses. Service revenue includes revenue from shipping and handling services, subscription fees from licensing subscription services, and maintenance and support services in connection with the term-based software licenses.

We incur costs associated with the revenues generated related to (i) the raw materials used in the Voyager Tracker system, including parts and components, (ii) personnel costs attributable to procurement, installation and delivery of finished products and services, (iii) freight and delivery, (iv) product warranty, (v) insurance and (vi) customer support.
We outsource all manufacturing to contract manufacturing partners who rely largely on raw materials obtained from international sources, including various vendors located in Southeast Asia. We, and our contract manufacturing partners, have been impacted by global logistics issues and increasing costs to obtain and deliver those materials during the last nine months of 2021 and continuing into 2022. We continue to focus on improving product margins by seeking ways to reduce such costs.
Risks Associated with our Business
We are subject to a number of risks that if realized could adversely affect our business, strategies, prospects, financial condition, results of operations and cash flows. Some of the more significant risks and uncertainties we face include those summarized below. The summary below is not exhaustive and is qualified by reference to the full set of risk factors set forth under the heading “Risk Factors.” Please carefully consider all of the information in this prospectus, including the information set forth under the heading “Risk Factors”, and in our other filings with the SEC before making an investment decision regarding us.
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Risks Related to Our Business and Our Industry – We are a new public company with a history of losses that provides products and services to the solar industry, which is rapidly changing and dependent on being competitive with the price of electricity generated from other sources. We face competition from other companies that may be larger than us and have more financial resources than we have which could impact our ability to compete for new business.

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Risks Related to the COVID-19 Pandemic – We face risks of significant supply chain disruptions that can cause delays in product deliveries and result in financial penalties and in our ability to serve our customers at their project sites and to meet their training needs due to the lack of availability of qualified personnel and the impact of governmental health-related restrictions and shelter-in-place orders.

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Risks related to Intellectual Property – We face the risk of not being able to adequately protect or defend our intellectual property and property rights in the various countries in which we do business.

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Risks related to Manufacturing and Supply Chain – We face risks in meeting the needs of our customers due to our reliance on contract manufacturers, including on their ability to obtain raw materials in a cost effective and timely manner and to provide timely deliveries of finished products to us and our customers.

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Risks Related to Government Regulations and Legal Compliance – We face risks to the demand for our products from our customers due to changes in or expiration of governmental incentives and existing tax credits and other benefits. Additionally, changes in the trade environment and tax treaties between the United States and other countries, such as China, as well as import tariffs could adversely affect our business.

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Risks Related to Information Technology and Data Privacy – We face reputational and monetary risks from cybersecurity deficiencies and the unauthorized disclosure of personal or sensitive data relating to our employees, customers, vendors and others.

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Risks Related to Ownership of Our Common Stock – The holders of our common stock face a risk of loss in their investment in us due to fluctuations in our stock price as a result of changing market conditions, international trade tensions, our future financial performance, our corporate legal structure and the substantial ownership in our stock by our directors, executive officers and principal stockholders.

Corporate Information
We were incorporated under the laws of the State of Delaware on January 3, 2017 under the name FTC Solar, Inc. Our principal executive offices are located at 9020 N Capital of Texas Hwy, Suite I-260, Austin, Texas 78759. Our telephone number is (737) 787-7906. Our website address is https://ftcsolar.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:
•	we are permitted to include only two years of audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
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we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

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we are permitted to take advantage of extended transition periods for complying with new or revised accounting standards which allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies;

•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
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we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We may take advantage of these reduced reporting and other requirements until December 31, 2026 or such earlier time that we are no longer an emerging growth company. If certain events occur prior to December 31, 2026, including if we have $1.07 billion or more in annual gross revenue, issue more than $1.0 billion of non-convertible debt over a three-year period or are deemed to be a “large accelerated filer,” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we will cease to be an emerging growth company prior to December 31, 2026.
We have chosen and may continue to choose to take advantage of some but not all of these reduced requirements. We have elected to adopt the reduced requirements with respect to our consolidated financial statements and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure. We have also elected to take advantage of the extended transition periods for complying with new or revised accounting standards. As a result, the information that we provide to stockholders may be different than the information you may receive from other public companies in which you hold equity.
For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to Ownership of Our Common Stock—We are an “emerging growth company” and have taken advantage of the reduced disclosure requirements applicable to emerging growth companies which may make our common stock less attractive to investors.”

RECENT DEVELOPMENTS
Resignation of Chief Executive Officer/Appointment of New Chief Executive Officer
Effective September 23, 2021, Anthony P. Etnyre and our board of directors agreed that Mr. Etnyre would step down from his position as our President and Chief Executive Officer and resign from our board of directors. Sean Hunkler was appointed by our board of directors as our new President and Chief Executive Officer effective as of September 24, 2021 and as a member of our board of directors.
Resignation of Chief Operations Officer
On January 23, 2022, Deepak Navnith and our Chief Executive Officer agreed that Mr. Navnith would step down from his position as Chief Operations Officer. Mr. Navnith remains employed by us through a transition period that we expect will end in April of 2022. We presently intend to eliminate the position of Chief Operations Officer, with functions previously performed by Mr. Navnith to be transitioned to other parts of our organization, each of which will ultimately report to our Chief Executive Officer.
Resignation of Executive Vice President, Global Sales and Marketing
On March 11, 2022, Ali Mortazavi and our Chief Executive Officer agreed that Mr. Mortazavi would cease to be employed as our Executive Vice President, Global Sales and Marketing, after a transition period of approximately 30 days in order to facilitate an effective transition. The Chief Commercial Officer will oversee all functions previously overseen by the Executive Vice President, Global Sales and Marketing.
Transition of Chief Financial Officer/Appointment of New Chief Financial Officer
As of March 15, 2022, we will be transitioning Patrick M. Cook, our current Chief Financial Officer, to a new expanded role as Chief Commercial Officer, effective March 31, 2022. The Chief Commercial Officer will oversee all functions previously overseen by the Executive Vice President, Global Sales and Marketing, which include sales and sales engineering, plus all legal and capital markets functions.
We will be appointing Phelps Morris, our current Vice President, Corporate Finance, to succeed Mr. Cook as Chief Financial Officer, effective March 31, 2022. Mr. Morris brings more than 20 years of experience in global finance operations, including treasury, capital markets, mergers and acquisitions, risk management and investor relations. Prior to joining us, Mr. Morris most recently served as Senior Vice President and Treasurer of TrueBlue, responsible for strategy and execution of treasury and finance related functions. He was previously with SunEdison (formerly MEMC Electronic Materials) from 2009-2016, where he served in multiple roles, including leading the treasury and investor relations functions. Earlier in his career he served in various positions for The Dow Chemical Company as well as roles with Duff and Phelps Credit Rating Co. and Skudder Kemper Investments. Mr. Morris is a CFA charterholder and holds an MBA from the University of Michigan and a Bachelor's in Economics from Middlebury College.
Initial Public Offering
We completed our initial public offering (“IPO”) on April 30, 2021, in which we sold 19,840,000 shares of common stock at a price of $13.00 per share. We used the net proceeds from the IPO for general corporate purposes, with $54.2 million used to purchase shares of our common stock from certain of our employees, officers, directors and other stockholders. See “Certain Relationships and Related Party Transactions—Stock Repurchase Agreements.”
Proposed Acquisition
On March 15, 2022, we announced that we had entered into an agreement to acquire an emerging tracker supplier, Shanghai Han Xiang New Energy Technology Co., Ltd. (commonly known as, and referred to herein, as “HX Tracker”), to accelerate our international expansion. HX Tracker is an emerging China-based supplier of one-panel in-portrait tracker systems, formed in 2019. Their tracker, launched last year, is designed with a low-steel content and is ideally suited for today’s prevalent large-format modules. HX Tracker has important direct tracker market engineering expertise and deep connections in the Chinese market and beyond.

Consideration for the proposed acquisition is expected to consist of $4.3 million in cash and approximately 1.4 million shares of our common stock. The sellers will also be eligible for an earn-out of approximately 1.6 million shares of our common stock based on meeting certain performance metrics.
The proposed transaction is expected to close in the second quarter of 2022, subject to satisfaction of customary closing conditions and confirmatory due diligence. As a result, the proposed transaction may not be consummated on a timely basis, or at all.

THE OFFERING
Issuer
FTC Solar, Inc.
Common stock offered by the selling stockholders
37,277,987 shares
Common stock outstanding*
99,144,385 shares
Use of proceeds
We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock pursuant to this prospectus.
Dividend policy
We have not declared or paid any cash dividends on our capital stock since our inception. We currently intend to retain all available funds and any future earnings and do not expect to declare or pay any cash dividends for the foreseeable future. See “Dividend Policy.”
Listing
Our common stock is listed on Nasdaq under the symbol “FTCI.”
Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.
*	The number of shares of our common stock outstanding as of the date of this prospectus is based on 99,144,385 shares of our common stock outstanding as of March 11, 2022 and excludes:
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9,787,202 shares of common stock reserved for future grant or issuance under our 2021 Stock Incentive Plan (the “2021 Plan”) and 2,612,227 shares of common stock reserved for future grant or issuance under our 2021 Employee Stock Purchase Plan (the “ESPP”), which shares will automatically increase each year, as more fully described in “Executive and Director Compensation;”

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8,452,319 shares of common stock issuable upon exercise of options outstanding as of March 11, 2022, having a weighted-average exercise price of $3.52 per share (with 2,771,039 of such options being vested as of March 11, 2022); and

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5,611,596 shares of common stock issuable upon settlement of restricted stock units (“RSUs”) outstanding as of March 11, 2022, having an estimated grant date fair value of $6.02 per share (with 751,007 of such RSUs being vested as of March 11, 2022).

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, strategies, prospects, financial condition, results of operations and cash flows. In such case, the market price of our common stock could decline and you could lose all or part of your investment.
Risks Related to Our Business and Our Industry
Our limited operating history and the rapidly changing solar industry make it difficult to evaluate our current business and future prospects and we may not achieve profitability in the future.
We have only been in existence since January 3, 2017 and the first installation of Voyager was in the third quarter of 2019. Our solar tracker systems and other solar energy products and services are used primarily in utility-scale ground-mounted solar energy projects. As a result, our future success depends on continued demand for utility-scale solar energy products and services and the ability of solar equipment manufacturers and suppliers to meet this demand. The solar industry is an evolving industry that has experienced substantial changes in recent years, and consumers and businesses ultimately may not adopt solar energy as an alternative energy source at levels sufficient to grow our business. Some of the factors that may impact the demand for solar energy include:
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the cost competitiveness, reliability and performance of solar energy systems compared to conventional and non-solar renewable energy sources and products, including the pricing of component parts (e.g., panels) used in solar energy systems;

•	the availability, scale and scope of federal, state, local and foreign government subsidies and incentives to support the development and deployment of solar energy products;
•	prices of traditional carbon-based energy sources and government subsidies for these sources;
•	the extent to which the electric power industry and broader energy industries are deregulated to permit broader adoption of solar electricity generation;
•	investment by end-users of solar energy products, which tends to decrease when economic growth slows; and
•	the emergence, continuance or success of, or increased government support for, other alternative energy generation technologies and products.
We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenue. If demand for solar energy fails to develop sufficiently or is not sustained, demand for our products and services will suffer, which would have an adverse impact on our ability to increase our revenue and grow our business.
We have a history of losses that may continue in the future, and we may not achieve profitability.
We had a net loss of $106.6 million for the year ended December 31, 2021, we have incurred substantial net losses from our inception, and we may not be able to achieve profitability and may incur additional losses in the future. At December 31, 2021, we had an accumulated deficit of $149.2 million. Our revenue growth may slow or revenue may decline for a number of reasons, including a decline in demand for our offerings, increased competition, a lack of success in converting sales leads into binding purchase orders, loss of existing customers, our inability to sell software and other complementary products, a decrease in the growth of the solar industry or our market share, future decline in average selling prices of our products and services, our inability to enter international markets or our failure to capitalize on growth opportunities. We may not achieve profitability for a number of reasons, including any declines in revenue, as discussed above, as well as increases in costs to manufacture our products, the impact of U.S. trade tariffs and the imposition of additional tariffs applicable to our industry or our products. In addition, we expect to incur additional costs and expenses related to the continued development and expansion of our business, including in connection with any future acquisitions, as well as ongoing development and marketing of our products and services, expanding into new markets and geographies with respect to both manufacturing and sales of our products, maintaining and enhancing our research and development operations, hiring additional personnel, incurring additional overhead costs and incurring greater costs from professional third party advisors as necessary in connection with the expansion of our business and public company operations. We do not know whether our revenue will grow rapidly enough to absorb such costs and expenses, or the extent of such costs and expenses and their impact on our results of operations. If we fail to generate sufficient revenue to support our operations, we may not be able to achieve profitability.
The market for our products and services is highly competitive and rapidly evolving and we expect to face increased competition.
The market for solar energy products and services is highly competitive with relatively low barriers to entry. We principally compete with other solar tracker equipment suppliers, as well as fixed-tilt suppliers. A number of companies have developed or are developing solar tracker systems and other products and services that will compete directly with our products and services in the utility-scale solar energy market. Public competitors in the solar tracker market include, among others, Array Technologies, Inc. and NEXTracker Inc., a subsidiary of Flex Ltd., and there are numerous private company competitors, both domestically and internationally. We expect competition to intensify as new competitors enter the market and existing competitors attempt to increase their market shares. Any failure by us to develop or adopt new or enhanced technologies or processes, or to adapt or react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, including offering lower cost savings or return on investment relative to competing products, decreased revenue and a loss of market share to competitors.
Several of our existing and potential competitors are significantly larger than we are and may have greater financial, marketing, manufacturing, distribution and customer support resources, as well as broader brand recognition and greater market penetration, especially in certain markets. In addition, our competitors’ existing or future products may result in higher energy production and lower cost of energy for the solar energy projects to which they are deployed, either broadly or in certain conditions. Certain of our competitors offer a more comprehensive set of products, including fixed-tilt systems and one-panel in-portrait tracker systems, which may be attractive to certain customers because they often involve lower up-front costs, whereas we do not. In addition, some of our competitors have more resources and experience in developing or acquiring new products and technologies and creating market awareness for these offerings, as well as more established customer relationships due to their longer operating histories. Since we are a fairly new participant in the solar tracker market, both in the United States and globally, it is essential that we acquire market share from our competitors and our failure to do so could impact our ability to continue to grow our business.
Further, technological advances in the tracker industry are developing rapidly and certain competitors may be able to develop or deploy new products and services more quickly than we can, or that are more reliable or that provide more functionality than ours. For example, we intend to continue to develop and deploy products that can withstand higher windspeeds, are adaptable to irregular site boundaries and undulating terrain and can support larger-format panels, however our competitors may do so more quickly or effectively. In addition, some of our competitors have the financial resources to offer competitive products at aggressive pricing levels, which could cause us to lose sales or market share, or prevent us from gaining sales or market share, or require us to lower prices for our products and services to compete effectively. If we have to reduce our prices, or if we are unable to offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses, or introducing new products and services, our revenue and gross profit would suffer.
We also may face competition from some of our customers or potential customers or other participants in the solar energy industry who evaluate our capabilities against the merits of manufacturing products internally or as a complementary offering to their other products. For example, solar panel manufacturers or project developers could develop or acquire competing technology and, in the case of project developers, use such technology in their solar energy projects. Due to the fact that such customers may not seek to make a profit directly from the manufacture of these products, they may have the ability to manufacture competitive products at a lower cost than we would charge such customers. As a result, our customers or potential customers may purchase fewer of our systems or sell products that compete with our systems, which would negatively impact our revenue and gross profit.

Our solar tracker systems and associated products and services may not achieve broader market acceptance, which would prevent us from increasing our revenue and market share.
If we fail to achieve broader market acceptance of our products and services, including international acceptance of Voyager, our ability to increase our revenue, gain market share and achieve profitability would be adversely impacted. Our ability to achieve broader market acceptance for our products and services may be affected by a number of factors, including:
•	our ability to produce solar tracker systems that compete favorably against other products on the basis of price, quality, cost of installation, overall cost savings, reliability and performance;
•	the rate and extent of deployment of tracker systems versus fixed-tilt ground-mounted systems within the solar industry, especially in international markets;
•	the rate and extent of deployment of two-panel in-portrait tracker systems versus one-panel in-portrait tracker systems;
•	our ability to timely introduce new products and complete new designs, and qualify and certify our products;
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whether project developers, solar asset owners, EPC contractors and solar financing providers will continue to adopt and finance our solar tracker systems and other products and services, including as a result of the quality, reliability and performance of our tracker systems that are in operation, which have a relatively limited history;

•	the ability of prospective customers to obtain financing, including tax equity financing, for solar energy installations using our products on acceptable terms or at all;
•	our ability to develop products and related processes that comply with local standards and regulatory requirements, as well as local content requirements; and
•	our ability to develop and maintain successful relationships with our customers and contract manufacturers.
In addition, our reputation and our relationship with our customers is paramount to us and we have invested heavily in building a brand and solutions associated with high quality, differentiated product offerings and strong customer service. We believe that maintaining the quality of our products and the strength of our reputation is critical to our existing customer relationships and our ability to win new customers and achieve broader market acceptance. Any negative publicity can adversely affect our reputation, and may arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, officers or current or former directors, including for activities external to FTC Solar, employee claims against us, product defects or failures, future litigation or regulatory actions, matters affecting our financial reporting or compliance with SEC or exchange listing requirements, media coverage, whether accurate or not, governance lapses or workplace misconduct. For example, two of our directors, who are also founders of our business, held senior management roles, including Chief Executive Officer, at SunEdison Inc. (“SunEdison”) in 2016 at the time SunEdison filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. One of these directors, Ahmad Chatila, had been one of the defendants in a number of now dismissed federal and state civil actions related to the SunEdison bankruptcy. In addition, we and our officers, directors and/or employees could be involved in future litigation or claims which could result in negative publicity and adversely impact our business, even if without merit. Any such reputational damage could reduce demand for our products, undermine the loyalty of our customers or reduce our ability to attract new customers and recruit and retain employees, and adversely impact our ability to increase our market share and revenue.
A decrease in the price of electricity may harm our business, financial condition, results of operations and prospects.
Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of solar energy projects or make the purchase of solar energy systems less economically attractive and would likely result in lower sales of our products and services. The price of electricity could decrease as a result of:
•	construction of a significant number of new, lower-cost power generation plants, including plants utilizing natural gas, renewable energy or other generation technologies;

•	relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;
•	reductions in the price of natural gas or other fuels;
•	utility rate adjustment and customer class cost reallocation;
•	decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;
•	development of smart-grid technologies that lower peak energy requirements;
•	development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and
•	development of new energy generation technologies that provide less expensive energy.
If the cost of electricity generated by solar energy installations incorporating our systems or similar tracker systems is high relative to the cost of electricity from other sources, then our business, financial condition and results of operations may be harmed.
Our success in providing panel agnostic versions of our solar tracker systems will depend in part upon our ability to continue to work closely with leading solar panel manufacturers.
We continue to work on variants of our solar tracker systems that enable direct attachment to solar panels produced by various solar panel manufacturers. The market success of such panel agnostic tracker solutions will depend in part on our ability to continue to work closely with solar panel manufacturers to design solar tracker systems that are compatible with their solar panels, including new larger-format solar panels that are entering the market. The solar panel manufacturer market is large and diversified, with many market participants, and we may not be able to effectively work with all necessary solar panel manufacturers on the development of such compatible tracker solutions for a variety of reasons, including differences in marketing or selling strategy, our relatively limited operating history, competitive considerations, engineering challenges, lack of competitive pricing and technological compatibility. In addition, our ability to form effective partnerships with solar panel manufacturers may be adversely affected by the substantial challenges faced by many of these manufacturers due to declining prices and revenue from sales of solar panels and the tariffs in the United States.
If potential owners of solar energy systems incorporating our solar tracker systems are unable to secure financing on acceptable terms, we could experience a reduction in the demand for our products.
Voyager is new to the market, having achieved product certification and first installation in 2019. While we believe we have quickly built a strong reputation in the industry, resulting in an estimated U.S. tracker market share of approximately 11% as of December 31, 2020, (which was calculated using our megawatts (“MW”) shipped for fiscal year 2020 compared to a total tracker market shipment estimate from a 2020 Wood Mackenzie report), the limited deployment of Voyager and the short operating history to date for systems that have been installed, coupled with our relatively smaller size and capitalization compared to some of our competitors, could result in lenders or tax equity providers refusing to provide the financing to our customers or their customers that is necessary to purchase solar energy systems based on our product platform on favorable terms, or at all. Additionally, an increase in interest rates, or a reduction in the supply of, or change in the market terms offered for, project debt or tax equity financing, could make it more difficult for our customers or their customers to secure the necessary financing on favorable terms, or at all. Any of these events could result in reduced demand for our products, which could have a material adverse effect on our financial condition and results of operations.
Our dependence on a limited number of customers may impair our ability to operate profitably.
We have been dependent in each year since our inception on a small number of customers who generate a significant portion of our business. During the year ended December 31, 2021, three customers accounted for 37%, 20% and 15%, respectively, of total revenue. During the year ended December 31, 2020, four customers accounted for 21%, 19%, 10% and 10%, respectively, of total revenue. Further, our trade accounts receivable are all from companies within the solar industry, are concentrated within three to four customers similar to our revenue, and, as such, we are particularly exposed to industry and customer credit risks.

As a result, we may have difficulty operating profitably if there is a default in payment by any of our customers, we lose an existing order or we are unable to generate new orders from new or existing customers. Furthermore, to the extent that any one customer or a small group of customers continues to account for a large percentage of our revenue, the loss of any such customer or that customer’s inability to meet its payment obligations could materially affect our ability to operate profitably. We anticipate that our dependence on a limited number of customers in any given fiscal year will continue for the foreseeable future. There is always a risk that existing customers will elect not to do business with us in the future or will experience financial difficulties. If we do not book more orders with existing customers, or develop relationships with new customers, we may not be able to increase, or even maintain, our revenue, and our financial condition, results of operations, business and/or prospects may be materially adversely affected.
We invest significant time, resources and management attention to identifying and developing project leads that are subject to our sales and marketing focus, and if we are unsuccessful in converting such project leads (or awarded orders) into binding purchase orders, our business, financial condition or results of operations could be materially adversely affected.
The commercial contracting and bidding process for solar project development is long and has multiple steps and uncertainties. We closely monitor the development of potential sales leads through this process. Projects leads may not be converted into binding purchase orders at any stage of the bidding process because either (i) a competitor’s product is selected to fulfill some or all of the order due to price, functionality or other reasons or (ii) the project does not progress to the stage involving the purchase of tracker systems. In addition, there is also a risk that an awarded order (which is an order for which we are in the process of documenting a contract but for which a contract has not yet been signed) will not be converted into a binding purchase order. In addition, there is also a risk that an awarded order once converted to a binding purchase order will not be subject to the same pricing as we originally anticipated. If we fail to convert a significant number of project leads that are subject to our sales and marketing focus (or awarded orders) into binding purchase orders, or the pricing in binding purchase orders is not as favorable to us as originally anticipated in the awarded order, our business, financial condition or results of operations could be materially adversely affected.
Due to the seasonality of construction in the United States and step-downs of the investment tax credit (“ITC”), our results of operations may fluctuate significantly from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our common stock.
Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. Because a substantial majority of our sales since inception have been concentrated in the U.S. market, we have experienced seasonal and quarterly fluctuations in the past as a result of seasonal fluctuations in our customers’ businesses. Additionally, our end-users’ ability to install solar energy systems is affected by weather. For example, during the winter months in cold-weather climates in the United States, construction may be delayed in order to let the ground thaw to reduce costs. Such installation delays can impact the timing of orders for our products. We expect expansion into areas with traditionally warmer climates will result in less pronounced seasonal variations in our revenue profile over time. Additionally, we have historically experienced seasonal fluctuations in the purchase patterns of our customers related to the ITC step-downs, with at least some customers placing large orders in the fourth quarter of a particular year and the corresponding shipments occurring during the first half of the subsequent year, resulting in increased revenue in the first half of the year. There are no ITC step-downs in 2022, but this fluctuation could continue to impact our business when the ITC step-downs resume after 2022.
Given that we are an early-stage company operating in a rapidly growing industry, the true extent of historic fluctuations due to the seasonality of construction and the ITC step-downs may have been masked by our recent growth rates and consequently may not be readily apparent from our historical results of operations and may be difficult to predict. Any substantial decrease in revenue would have an adverse effect on our financial condition, results of operations, cash flows and stock price. Seasonality and fluctuations in sales as described herein may also present cash flow challenges as well as place strain on our supply chain.

We plan to expand into additional international markets, which will expose us to additional regulatory, economic, political, reputational and competitive risks.
We are currently expanding our operations to other countries, which requires significant resources and management attention and subjects us to regulatory, economic, political and competitive risks in addition to those we already face in the United States. There are significant risks and costs inherent in doing business in international markets, including:
•	difficulty in establishing and managing international operations, including establishment of local customer service operations and local sales operations, and the associated legal compliance costs;
•
risks related to the usage of international sales representatives, who we do not presently engage but may in the future, who would not be our employees and would not be under our direct control, including legal compliance risks and reputational risks;

•	acceptance of our single-axis tracker systems or other solar energy products and services in markets in which they have not traditionally been used;
•	our ability to accurately forecast product demand and manage manufacturing capacity and production;
•	willingness of our potential customers to incur a higher upfront capital investment for Voyager than may be required for competing fixed-tilt ground-mounted systems;
•	our ability to reduce production costs to price our products competitively;
•	availability of government subsidies and economic incentives for solar energy products and services;
•	timely qualification and certification of new products;
•	the ability to protect and enforce intellectual property rights abroad;
•	compliance with sanctions laws and anti-bribery laws, such as the FCPA, by us, our employees, our sales representatives and our business partners;
•	import and export controls and restrictions and changes in trade regulations;
•	tariffs and other non-tariff barriers, tax consequences and local content requirements;
•	fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and
•	political or social unrest or economic instability in a specific country or region in which we operate.
We have limited experience with international regulatory environments and market practices and may not be able to penetrate or successfully operate in the markets we may choose to enter or have entered or otherwise effectively mitigate the regulatory, economic, political, reputational and competitive risks that are inherent when operating in such environments. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition and operating results.
We may acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders, reduce our available cash that could be used for other purposes and otherwise disrupt our operations and harm our results of operations.
In some circumstances, we may decide to grow our business through the acquisition of businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time consuming and costly, and we may not be able to successfully complete identified acquisitions, including the recently announced proposed acquisition of HX Tracker. The risks we face in connection with acquisitions include, but are not limited to:
•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;
•	retention of key employees from the acquired company;
•	failure to realize long-term value and synergies from the acquisition;

•	failure to realize incremental revenue that was anticipated to result from the acquisition;
•	synchronization and integration of the operations of the acquired company with our operations, including blending of corporate cultures;
•	assumption of liabilities for activities of the acquired company before the acquisition; and
•	litigation or other claims in connection with the acquisition, including claims from terminated employees, customers, former stockholders or other third parties.
Our failure to address these risks or other risks encountered in connection with currently contemplated or future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments and incur unanticipated liabilities, or otherwise harm our business. Currently contemplated or future acquisitions also could result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, any of which could harm our financial condition. For example, we intend to fund the acquisition of HX Tracker with $4.3 million of cash and approximately 1.4 million shares of our common stock and an earn-out to the sellers of approximately 1.6 million shares of our common stock, which will vest based on the satisfaction of certain performance metrics. Also, the anticipated benefits of any acquisitions may not materialize. Any of these risks, if realized, could materially and adversely affect our business, financial condition and results of operations.
Defects or quality or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from defective products.
Although we set stringent quality standards for our products, they may contain errors or defects, especially when first introduced or when new generations are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components, manufacturing difficulties and quality control failures, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects or poor performance in our products could result in replacements or recalls, remediation requests, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts, diversion of our sales personnel from sales efforts and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, defective products may give rise to warranty, indemnity, product liability, liquidated damages or other contractual claims against us that exceed any revenue or profit we receive from the affected products, including claims for damages related to aspects or components of a solar energy project that go beyond the scope of our product offerings. Our limited warranties cover defects in materials and workmanship of our products. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. Our accrued reserves for warranty claims are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the warranty obligations that we may be required to compensate customers for in the case of defective products. Our failure to accurately predict future warranty claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition. In addition, while we seek to support our warranty obligations with warranties from our contract manufacturers, such warranties may not be of the same scope as our warranty obligations, or we may not be able to effectively enforce our rights thereunder.
If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. We could incur significant costs and liabilities if we are sued and if damages are awarded against us, which could far exceed the revenue we recognize in connection with the related project. Further, any product liability claim we face could be expensive to defend and could divert management’s attention. The successful assertion of a product liability claim against us could result in potentially significant monetary damages, penalties or fines, subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our products. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the solar energy industry could lead to unfavorable market conditions for the industry as a whole and may have an adverse effect on our ability to attract new customers, thus harming our growth and financial performance.

If we fail to retain key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.
Our future success and ability to implement our business strategy depend, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense in our industry, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business, with such challenges intensifying during the second half of 2021. Integrating new employees into our team could be disruptive to our operations, requires substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Risks Related to the COVID-19 Pandemic
We face risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our operations.
Our business has been and could continue to be adversely impacted by the effects of a widespread outbreak of contagious disease, including the recent COVID-19 pandemic. Any widespread outbreak of contagious diseases, or other adverse public health developments, has in the past caused and in the future could cause disruption to, among other things, our contract manufacturers located in the United States and elsewhere around the world, which has in the past caused and in the future could cause delays in our supply chain and product shipments and delays in project completion, as well as reductions in customer support trainings and monitoring of our contract manufacturers, which could adversely affect our business, operations and customer relationships.
To date we have experienced significant supply chain disruptions that have caused delays in product deliveries due to diminished vessel capacity, diminished supplier capacity (including local shutdowns and capacity restrictions), port detainment of vessels, port congestion, labor shortages and other stresses on cargo infrastructure (including ports, warehouses, trucking and rail transportation), in each case, as a consequence of the COVID-19 pandemic (including as a result of multiple COVID-19 variants), which have contributed to increased shipping costs and increased lead times for delivery of our tracker systems. For instance, we experienced a COVID-related supplier production slowdown in India at the end of March 2021, which continued through 2021 due to the emergence of the Omicron variant. We expect that supply chain challenges that originated during COVID-19 will continue for the foreseeable future. Many of our contracts with customers include liquidated damages that are payable for shipment delays, and we have in the past incurred and may in the future incur liabilities under such provisions if we continue to face these challenges.
Additionally, ground operations at project sites have been impacted by health-related restrictions and worker absenteeism, which resulted in delays in project completion in 2020 and 2021 and may result in additional delays in the future. Although we are not primarily responsible for the construction or installation process at project sites, any delays due to the COVID-19 pandemic could negatively impact our customer relationships and adversely affect our business. Such restrictions have also hindered our ability to provide on-site support and trainings to our customers and conduct inspections of our contract manufacturers to ensure compliance with approved vendor standards, and may continue to do so in the future.
The macroeconomic effects of the COVID-19 pandemic and the resulting economic downturn may also have the effect of heightening other risks described in this “Risk Factors” section, including those regarding the ability of our customers to raise capital, customer demand and our dependence on timely performance of our manufacturing partners.
The duration and intensity of the impact of the COVID-19 pandemic and resulting disruption to our operations is uncertain and continues to evolve as of the date of this registration statement. Accordingly, management will continue to monitor the impact of the COVID-19 pandemic on our financial condition, cash flows, operations, contract manufacturers, industry, workforce and customer relationships.

Risks Related to Intellectual Property
If we fail, in whole or in part, to obtain, maintain, protect, defend or enforce our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.
Our success partly depends on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patents, trademarks, copyrights, and trade secrets to establish and protect our intellectual property and other proprietary rights, as well as unfair competition laws, confidentiality and license agreements and other contractual arrangements. As of December 31, 2021, we had six pending patent applications and 52 issued patents in the United States and a total of twelve pending patent applications and nine issued patents in jurisdictions outside of the United States including Australia, Canada, China, Germany, India, South Korea and Mexico. Also as of December 31, 2021, we had one registered trademark, for “VOYAGER TRACKER,” and five pending applications to register trademarks in the United States. Our pending patent and trademark applications or other applications for intellectual property registrations may not be approved, issued or granted and our existing and future intellectual property rights may not be valid, enforceable or sufficiently broad to prevent competitors from using technology similar to or the same as our proprietary technology, to prevent our contract manufacturers from providing similar technology to our competitors or to sufficiently allow us to develop and maintain recognized brands. Additionally, our intellectual property rights may afford only limited protection of our intellectual property and may not (i) prevent our competitors or contract manufacturers from duplicating our processes or technology, (ii) prevent our competitors from gaining access to our proprietary information and technology or (iii) permit us to gain or maintain a competitive advantage. Any impairment or other failure to obtain sufficient intellectual property protection could impede our ability to market our products and services, negatively affect our competitive position and harm our business and operating results, including forcing us to, among other things, rebrand or re-design our affected products and services. In countries where we have not applied for patent protection or trademark or other intellectual property registration or where effective patent, trademark, trade secret and other intellectual property laws and judicial systems may not be available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be circumvented, misappropriated, infringed or otherwise violated.
To protect our unregistered intellectual property, including our trade secrets and know-how, we rely in part on trade secret laws and confidentiality and invention assignment agreements with our employees and independent contractors. We also require third parties, such as our customers and contract manufacturers, that may have access to our proprietary technologies and information to enter into non-disclosure agreements or other contracts containing obligations to maintain the confidentiality of our intellectual property. Such measures, however, provide only limited protection, and our confidentiality and non-disclosure agreements and other agreements containing confidentiality provisions may not prevent unauthorized disclosure or use of our confidential information, especially after our employees or third parties end their employment or engagement with us, and may not provide us with an adequate remedy in the event of such disclosure. Furthermore, competitors or other third parties may independently discover our trade secrets, copy or reverse engineer our products or services or portions thereof, or develop similar technology. If we fail to protect our intellectual property and other proprietary rights, or if such intellectual property and proprietary rights are infringed, misappropriated or otherwise violated, our business, results of operations or financial condition could be materially harmed.
We may need to defend ourselves against third party claims that we are infringing, misappropriating or otherwise violating third party intellectual property rights, which could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the products, services or technologies to which such rights relate.
Our competitors and other third parties hold numerous patents related to technologies used in our industry, and may hold or obtain patents, copyrights, trademarks or other intellectual property rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, we may be subject to claims of infringement, misappropriation or other violation of patents or other intellectual property rights or licensing fee and royalty claims and related litigation, and, if we gain greater recognition in the market, we face a higher risk of being the subject of these types of claims. For example, in early 2021 we learned that a claim had been filed against us seeking damages for alleged breach of contract and other claims related to a patent license agreement and consulting relationship, and the same plaintiff subsequently filed a separate lawsuit against us alleging a claim for patent infringement in respect of the same underlying technology. See “Our Business – Legal Proceedings”. Regardless of their merit, responding to such claims can be time consuming, can divert management’s attention and resources, and may cause us to incur significant expenses in litigation or settlement. While we believe that our products and services do not infringe in any material respect upon any valid intellectual property rights of third parties, we may not be successful in defending against any such claims. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands, could be prohibited from continuing to sell certain products or services, or could be required to license such intellectual property from the applicable third party, which could require us to pay significant royalties, increasing our operating expenses. Even if we do reach a settlement agreement to resolve an intellectual property claim, such settlement agreement could also result in our making a significant monetary payment or paying significant royalties. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-infringing alternative, either of which could require significant effort and expense. If we cannot license or develop a non-infringing alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Any of these results would adversely affect our business, financial condition and results of operations.
We use “open source” software, and any failure to comply with the terms of one or more open source licenses could negatively affect our business.
Our products and services use certain software licensed by its authors or other third parties under so-called “open source” licenses. Some of these open source licenses may contain requirements that we make available source code for modifications or derivative works that we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties rights with respect to such software. In certain circumstances, if we combine our proprietary software with certain open source software, we could be required to release the source code for such proprietary software. Additionally, to the extent that we do not comply with the terms of the open source licenses to which we are subject, or such terms are interpreted by a court in a manner different than our own interpretation of such terms, then we may be required to disclose certain of our proprietary software or take other actions that could negatively impact our business. Further, the use of open source software can lead to vulnerabilities that may make our software susceptible to attack, and open source licenses generally do not provide warranties or controls on the origin of the software. While we attempt to utilize open source software in a manner that helps alleviate these risks, our attempts may not be successful.
Risks Related to Manufacturing and Supply Chain
We depend upon a limited number of outside contract manufacturers, and our operations could be disrupted if our relationships with these contract manufacturers are compromised.
We do not have internal manufacturing capabilities, and currently rely on contract manufacturers to build all of our products. Our reliance on a limited number of contract manufacturers makes us vulnerable to possible capacity constraints and reduced control over component availability, quality, delivery schedules, manufacturing yields and costs. We currently have long-term supply contracts with only a limited number of our contract manufacturers and for all other contract manufacturers, they are not obligated to supply products to us for any period, in any specified quantity or at any certain price beyond the single delivery contemplated by the relevant purchase order. While we may enter into additional long-term master supply agreements with our contract manufacturers in the future as the volume of our business grows in a way that makes such additional arrangements economically feasible, we may not be successful in negotiating such agreements on favorable terms or at all. With respect to such long-term master supply agreements that we have entered into, and that we may enter into in the future, we could be subject to terms that may be harmful to our business, including in the event that we do not have the customer demand necessary to utilize the products that we are required to purchase, or in the event that we are required to purchase products at a price in excess of the prevailing market rate. Any change in our relationships with our contract manufacturers or changes to contractual terms of our agreements with them could adversely affect our financial condition and results of operations.
The revenue that certain of our contract manufacturers generate from our orders represents a relatively small percentage of their overall revenue. As a result, fulfilling our orders may not be considered a priority in the event of constrained ability to fulfill all of their customer obligations in a timely manner. In addition, some of the facilities in which our products are manufactured are located outside of the United States. Our use of international facilities may increase supply risk, including the risk of supply interruptions or reductions in manufacturing quality or controls.

We may be negatively impacted by the deterioration in financial conditions of our limited number of contract manufacturers. If any of our contract manufacturers were unable or unwilling to manufacture the components that we require for our products in sufficient volumes, at high-quality levels, on a timely basis and pursuant to existing supply agreement terms, due to financial conditions or otherwise, we would have to identify, qualify and select acceptable alternative contract manufacturers. An alternative contract manufacturer may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price and timing. Any significant interruption or delays in manufacturing would require us to reduce or delay our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, if possible, which in turn could reduce our revenue, cause us to incur delay liquidated damages or other liabilities to our customers, harm our relationships with our customers, damage our reputation or cause us to forego potential revenue opportunities. While we may have contractual remedies against our contract manufacturers for the supply chain malfunctions noted above to support any liabilities to our customers, such remedies may not be sufficient in scope, we may not be able to effectively enforce such remedies and we may incur significant costs in enforcing such remedies.
We may experience delays, disruptions or quality control problems in our contract manufacturers’ manufacturing operations, which could result in reputational damage and other liabilities to our customers.
Our product development, manufacturing and testing processes are complex and require significant technological and production-related expertise. Such processes involve a number of precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our production line until the errors can be researched, identified, analyzed and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering and production techniques and/or expand our capacity. In addition, delays, disruptions or our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty claims, delay liquidated damages claims or other liabilities to our customers, increased production and logistics costs and delays. While we may have contractual remedies against our contract manufacturers for such quality assurance failures to support any liabilities to our customers, such remedies may not be sufficient in scope, we may not be able to effectively enforce such remedies and we may incur significant costs in enforcing such remedies. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.
We depend on a limited number of contract manufacturers for key components of our products to adequately meet anticipated demand. Due to the limited number of such contract manufacturers, any cessation of operations or production or any shortage, delay, price change, imposition of tariffs or duties or other limitation on our ability to obtain the components we use could result in sales delays, cancellations and loss of market share.
We depend on a limited number of contract manufacturers for certain key components used to manufacture our products, making us susceptible to quality issues, shortages and price changes. Some of our contract manufacturers have in the past stopped producing or limited their production of our components, faced supply constraints or increased prices on the raw materials for their component, ceased operations or been acquired by, or entered into exclusive arrangements with, one or more of our competitors, and such actions may occur again in the future. Russia’s recent invasion of Ukraine, if prolonged, may result in increased prices of certain commodities, which our contract manufacturers use to produce certain components used to manufacture our products. Additionally, these manufacturers could stop selling to us at commercially reasonable prices, or at all. Because there are a limited number of contract manufacturers of the key components used to manufacture our products, it may be difficult to quickly identify alternate manufacturers or to qualify alternative components on commercially reasonable terms, and our ability to satisfy customer demand may be adversely affected. Transitioning to or redesigning a product to accommodate a new contract manufacturer would result in additional costs and delays. These outcomes could harm our business or financial performance.
Any interruption in the supply of limited source components for our products would adversely affect our ability to meet scheduled product deliveries to our customers, could result in lost revenue or higher expenses and would harm our business.

The interruption of the flow of components from international contract manufacturers could disrupt our supply chain, including as a result of the imposition of additional laws, duties, tariffs and other charges on imports and exports.
We purchase some of our components outside of the United States through arrangements with various international contract manufacturers. Political, social or economic instability in these regions, or in other regions where our products are made, could cause disruptions in trade, including, without limitation, exports to the United States. As detailed below, trade disputes between various countries, particularly China and the United States, have created uncertainty with respect to the ability to import certain technologies and products into the United States, as well as in respect of tariff impacts on the costs of some of our components. In addition, recent withhold release orders (“WRO”) related to polysilicon requires panel importers to demonstrate that polysilicon used in their panels has not been sourced using forced labor. To date, U.S. Customs and Border Protection has used the WRO to detain solar panels, which has disrupted the U.S. solar installation market and caused additional uncertainty on future projects. These WRO actions, as well as other governmental actions that have or may impact the importation of solar panels (including the recently passed Uyghur Forced Labor Prevention Act ), have and could continue to negatively impact the global solar market and the timing and viability of solar projects to which we sell our products, which could have a material adverse effect on our business, financial condition and results of operations. While our products do not contain polysilicon, the degree of our exposure is dependent on, among other things, the impact of these measures on the projects that are also intended to use our products, with such impact being largely out of our control. Other events that could also cause disruptions to our supply chain include, but are not limited to:
•	additional trade enforcement actions that lead to imposition of additional tariffs and other charges on imports and exports that could relate to imports from a number of different countries;
•
the potential imposition of restrictions on our acquisition, importation or installation of equipment under future U.S. regulations implementing the Executive Order on Securing the United States Bulk-Power System;

•	quotas imposed by bilateral trade agreements;
•	foreign currency fluctuations;
•	public health issues and epidemic diseases, their effects (including any disruptions they may cause) or the perception of their effects, such as the ongoing COVID-19 pandemic;
•	wars, military operations or other hostilities, including Russia’s recent invasion of Ukraine; and
•	significant labor disputes, such as transportation worker strikes.
Failure by our contract manufacturers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.
While our contract manufacturers are required to adhere to certain business practices to remain on our approved vendor list, which we monitor on a continuous basis, we do not control our contract manufacturers’ operations or their business practices. The travel restrictions and shelter-in-place orders in response to the COVID-19 pandemic have hindered and may continue to hinder our ability to monitor our contract manufacturers, even with the use of local third party contractors. Additionally, our contract manufacturers may not follow ethical business practices, such as fair wage practices or comply with environmental, safety, labor, sanctions and anti-corruption laws and other local laws or other regulations of which we may not be aware. For example, as we expand our business into foreign jurisdictions, the manufacture of our products may be subject to local content requirements, which require our products to incorporate materials from certain local providers. A lack of demonstrated compliance could damage our reputation and lead us to seek alternative manufacturers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our contract manufacturers or the divergence of a contract manufacturer’s labor or other practices from those generally accepted as ethical in the United States or other markets in which we do business could also attract negative publicity for us and harm our business.
We may not have sufficient insurance coverage to cover business continuity.
We rely on a limited number of contract manufacturers and, as a result, a sustained or repeated interruption in the manufacturing of our products by such outsourced manufacturers due to fire, flood, war, pandemic or natural disasters, and/or an interruption in the provision of the required components for our business by these manufacturers may interfere with our ability to sell our products to our customers in a timely manner. The nature of our business and our size makes it difficult to insure some or all of the possible harms that could result if we fail to sell and deliver our products in a timely manner, which may adversely affect our financial results.
We and our contract manufacturers are dependent on domestic and international transportation and logistics markets to deliver our products. If we or our contract manufacturers experience disruptions, unavailability or escalated pricing in the transportation and logistics markets, which include trucking, vessels, ports and related infrastructure and logistics, our business, results of operations and financial condition could be materially and adversely impacted.
We and our contract manufacturers rely on domestic and international transportation and logistics markets to deliver our products to customers. Our ability and the ability of our contract manufacturers to deliver our products could be adversely impacted by shortages in available cargo capacity, changes by carriers and transportation companies in policies and practices, such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor, and other factors, such as labor strikes and work stoppages, not within their control. For example, the COVID-19 pandemic has resulted in diminished cargo capacity and port detainment of vessels which have caused delays in delivery of our products to project sites. In addition, Russia’s recent invasion of Ukraine, if prolonged, may cause delays in delivery of our products to project sites and escalated pricing in transportation and logistics markets, including as a result of rising oil prices. Material interruptions in service or stoppages in transportation and logistics markets, whether caused by strike, work stoppage, lock-out, slowdown or otherwise, and escalated pricing in transportation and logistics markets could materially and adversely impact our business, results of operations and financial condition.
Risks Related to Government Regulations and Legal Compliance
The reduction, elimination or expiration of government incentives for, or regulations mandating the use of, as well as corporate commitments to the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.
Federal, state, local and foreign government bodies provide incentives to owners, end-users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives, such as system performance payments, payments of renewable energy credits associated with renewable energy generation and an exclusion of solar energy systems from property tax assessments. For example, the solar ITC provides a U.S. federal income tax credit for developers of commercial solar projects. See “Our Business—Government Incentives” for further information. Under existing tax law, the ITC is 30% for projects that began construction prior to 2020 and are placed in service before 2026, and is reduced to 26% for projects that began or begin construction in 2020, 2021 or 2022 and are placed in service before 2026, to 22% for projects that begin construction in 2023 and are placed in service before 2026 and to 10% for projects that begin construction after 2023 or placed in service after 2025 regardless of when construction began.
In addition, similar incentives may exist in, or be developed outside, of the United States, which could impact demand for our products and services as we expand our business into foreign jurisdictions. For example, our international customers and end-users may have access to feed-in-tariffs, tax deductions and grants toward equipment purchases. Our ability to successfully penetrate new geographic markets may depend on new countries adopting, to the extent such incentives are not currently in place, and maintaining such incentives to promote solar electricity.
The range and duration of these incentives vary widely by jurisdiction. Our customers typically use our systems for utility scale grid-connected electric power generation projects that sell solar power under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended in large part on the availability and size of government incentives and regulations mandating the use of renewable energy. Consequently, the reduction, elimination or expiration of government incentives for grid-connected solar electricity or regulations mandating the use of renewable energy may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business. These subsidies and incentives may expire (i) on a particular date, (ii) end when the allocated funding is exhausted or may be reduced or terminated as solar energy adoption rates increase or as a result of legal challenges, (iii) upon the adoption of new statutes or regulations or (iv) with the passage of time. These reductions or terminations may occur without warning, which would negatively impact our business, financial condition and results of operations.

Corporate social responsibility efforts, such as net zero emission pledges, have fostered private sector investment in solar energy systems in recent years. To the extent that these corporate policies are redirected away from renewable energy in general or solar energy in particular, our business, financial condition and results of operation may be negatively impacted.
In addition, federal, state, local and foreign government bodies have implemented various policies that are intended to promote renewable electricity generally or solar electricity in particular, like renewable portfolio standards (“RPSs”) that have been adopted by certain states. RPSs may be reduced or eliminated from time to time, particularly as state-level government administrations change. Additionally, the policies of the Trump administration have created regulatory uncertainty in the renewable energy industry, including the solar energy industry. For example, in June 2017, President Trump announced that the United States would withdraw from participation in the Paris Agreement on climate change mitigation, and in June 2019, the U.S. Environmental Protection Agency issued the final Affordable Clean Energy rule and repealed the Clean Power Plan. While the Biden administration has since rejoined the Paris Agreement, its larger policy initiatives intended to promote renewable energy depend on legislative and regulatory outcomes that may be difficult to achieve in the current political climate. In November 2021, the U.S. House of Representatives passed the Build Back Better Act, which contained extensive renewable energy incentives aimed at combating the climate crisis. The U.S. Senate has yet to approve such legislation, and a key U.S. senator whose vote is required for passage has stated that he will not support such legislation in its current form. As such, there is a strong likelihood that such legislation will not pass in its current form. Any modifications or further delay in passing such legislation could have a negative impact on the renewable energy industry, including the demand for solar energy projects to which we sell our products.
In general, the cost of solar power currently exceeds retail electricity rates, and we believe this trend will continue in the near term. Electric utility companies or generators of electricity from other non-solar renewable sources of electricity may successfully lobby for changes in the relevant legislation in their markets that are harmful to the solar industry. Furthermore, electric utility companies may establish pricing structures or interconnection requirements that could adversely affect our sales and be harmful to the solar generation industry.
The concentration of our sales in a limited number of specific markets increases risks associated with the reduction, elimination or expiration of governmental subsidies and economic incentives for solar energy products.
The vast majority of our 2021 and 2020 revenue resulted from sales within the United States and we expect to continue to generate a substantial amount of our revenue from the United States in the future. There are a number of important incentives that are expected to phase down or terminate in the future, which could adversely affect sales of our products in the United States, such as the step-downs of the ITC that resume after 2022 and cease in 2024. Additionally, as we further expand to other countries, changes in incentive programs or electricity policies could negatively affect returns on our investments in those countries as well as our business, financial condition and results of operations.
Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for our products and services or harm our ability to compete.
Federal, state, local and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices and rate design, heavily influence the market for electricity generation products and services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures and system permitting, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenue or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, prospects, financial condition and results of operations.
A significant recent development in renewable energy pricing policies in the United States occurred on July 16, 2020, when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act (“PURPA”). The net effect of these changes is uncertain, however, in general, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce demand for PURPA-eligible solar energy systems and could harm our business, prospects, financial condition and results of operations.
In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.
Changes in the U.S. trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenue, results of operations or cash flows.
Trade policies and international disputes at times result in increased tariffs, trade barriers and other restrictive measures. In particular, China and the United States have imposed significant tariffs on imports of goods from their respective countries in recent years. These developments and any further tariff increases could potentially impact our suppliers’ hardware component prices and impact any plans to provide services in China and other international markets. These developments could have a material adverse effect on global economic conditions and the stability of global financial markets.
China is a major producer of solar cells and other solar products. Certain solar cells, modules, laminates and panels from China are subject to tariffs imposed by the United States. Tariffs on solar cells, modules and inverters in China may put upwards pressure on prices of energy products in other countries.
One category of tariffs that may apply to such goods is U.S. antidumping and countervailing duties (“AD/CVD”), depending on the exporter supplying the product. These duties are imposed by the U.S. government as a result of determinations that the U.S. industry was materially injured as a result of such imports being sold at less than fair value and subsidized by the Chinese government. The AD/CVD discussed above are subject to annual review and may be increased or decreased. In addition, petitioners are able to file anti-circumvention petitions alleging that materials manufactured in other countries are circumventing the AD/CVD duties on products from China. Such a petition was filed in August of 2021, before being rejected by the U.S. Department of Commerce in November of 2021. More recently, in February of 2022, a petitioner asked the U.S. Department of Commerce to investigate whether companies are circumventing the Chinese AD/CVD duties by manufacturing crystalline silicon cells and modules in Malaysia, Thailand, Vietnam and Cambodia, and this petition remains pending. Such petitions create uncertainty related to the supply of solar modules, which can negatively impact the global solar market and the timing and viability of solar projects to which we sell our products, which could have a material adverse effect on our business, financial condition and results of operations. While we do not sell solar modules, the degree of our exposure is dependent on, among other things, the impact of these measures on the projects that are also intended to use our products, with such impact being largely out of our control.
Furthermore, the United States continues to impose tariffs on goods imported from China under Section 301 of the Trade Act of 1974. Although these tariffs were reduced in connection with the “Phase One” Agreement between the United States and China, which was signed in January 2020, the United States continues to impose tariffs ranging from 7.5% to 25% on more than $300 billion in Chinese imports. These tariffs apply to a range of products, including solar products such as modules, inverters, and non-lithium-ion batteries. Since these tariffs impact the purchase price of solar products, they raise the cost associated with purchasing these solar products from China and reduce the competitive pressure on providers of solar products not subject to these tariffs.
In 2018 the President of the United States announced the imposition of tariffs on certain imported solar cells and modules under Section 201 of the Trade Act of 1974. These tariffs apply on a global basis, to cells and modules from a variety of jurisdictions. The amount of these tariffs has declined over time, and is currently 15% ad valorem. On February 4, 2022, President Biden announced the extension of these tariffs through 2026, but exempted bifacial solar modules from the tariffs and doubled the annual amount of cells that can be imported before tariffs apply from 2.5 GW to 5 GW.
Finally, in March 2018, the United States imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports pursuant to Section 232 of the Trade Expansion Act of 1962. While these tariffs are no longer in place with respect to imports from many countries, any additional tariff actions affecting steel and aluminum could result in interruptions in the supply chain and impact costs and our gross margins.

Tariffs currently in place and the possibility of additional tariffs in the future have created uncertainty in the industry. If the price of solar systems in the United States increases, the use of solar systems could become less economically feasible and could reduce our gross margin or reduce demand for solar systems manufactured and sold, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect our customers and manufacturing partners. Such outcomes could adversely affect the amount or timing of our revenue, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. Governments may take further trade-related actions, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions. While we have taken actions with the intention of mitigating the effect of tariffs on our business by reducing our reliance on China, we may not succeed or be able to continue to do so on attractive terms or at all. For example, in 2019, 90% of our supply chain was sourced from China. However, by the end of 2020, we had qualified suppliers outside of China for all our commodities and reduced the extent to which our supply chain for U.S.-based projects is subject to existing tariffs, as we have entered into partnerships with manufacturers in many other countries worldwide that will be able to independently supply our U.S. customers. However, despite these partnerships, we may still be required to use suppliers in China and other jurisdictions that will subject us to existing tariffs.
Actions addressing determinations of forced labor practices in China and legislation and policies adopted to address such practices may disrupt the global supply of solar panels and affect our business.
Since 2016, U.S. Customs and Border Protection has issued sixteen WROs directed at forced labor in China, including ten directed specifically at activity in the Xinjiang Uyghur Autonomous Region. As a result of these orders, certain products, including solar panels manufactured with polysilicon from Xinjiang, are effectively barred from entering the United States. Despite our due diligence efforts, as well as contractual provisions we put in place that forbid our suppliers from using forced labor or components that were produced using forced labor, we cannot determine with certainty whether our suppliers may violate our contracts or become subject to a WRO, which could subject us to legal, reputational, and other risks. If this were to occur, we might have to find alternative suppliers on short notice, resulting in construction delays and disruption and higher costs. Additionally, WROs have and could continue to impact the importation of solar panels. While we are not directly involved in the importation of solar panels, such WROs can negatively impact the global solar market and the timing and viability of solar projects to which we sell our products, which could have a material adverse effect on our business, financial condition and results of operations.
On December 23, 2021, President Biden signed into law the Uyghur Forced Labor Prevention Act (H.R. 6256). Among other things, this legislation presumptively bans the import of all products made, wholly or in part, in Xinjiang, unless importers can establish that the specific shipment is not the product of forced labor. While we do not currently expect that this law will directly affect our supplies, since we do not believe that our suppliers source materials from Xinjiang for the products they sell to us, other renewable energy companies’ attempts to shift suppliers in response to this law, WROs, or other policy developments could result in shortages, delays, and/or price increases that could disrupt our own supply chain or cause our suppliers to renegotiate existing arrangements with us or fail to perform on such obligations. Broader policy uncertainty could also reduce Chinese panel production, affecting supplies and/or prices for panels, regardless of supplier. While we have developed multiple supply sources in a variety of countries, we could still be adversely affected by increases in our costs, negative publicity related to the industry, or other adverse consequences (including the unavailability of panels for projects to which we sell our products) to our business.
Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects.
Changes in corporate tax rates, tax incentives for renewable energy projects, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We could be adversely affected by any violations of the FCPA and other foreign anti-bribery laws, as well as of export controls and economic sanctions laws.
The FCPA generally prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. We have adopted policies that mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into, many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into certain jurisdictions requires substantial government contact where norms can differ from U.S. standards. It is possible that our employees, subcontractors, agents and partners may take actions in violation of our policies and anti-bribery laws. Furthermore, we are subject to rules and regulations of the United States and other countries relating to export controls and economic sanctions, including, but not limited to, trade sanctions administered by the Office of Foreign Assets Control within the U.S. Department of the Treasury, as well as the Export Administration Regulations administered by the U.S. Department of Commerce. These regulations may limit our ability to market, sell, distribute or otherwise transfer our products or technology to prohibited countries or persons. Any violation of such laws, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.
Risks Related to Information Technology and Data Privacy
Failure to effectively utilize information technology systems could disrupt our business or reduce our sales or profitability.
We rely extensively on various information technology systems, including data centers, hardware, software and applications to manage many aspects of our business, including to operate and provide our products and services, to process and record transactions, to enable effective communication systems, to track inventory flow, to manage logistics and to generate performance and financial reports. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer and information technology systems and the third party systems upon which we rely are also subject to damage, interruption or shutdown from a number of causes, including computer viruses, malware, phishing or distributed denial-of-service attacks, security breaches or cyber-attacks, which could lead to delays in our business operations or subject us to liability and, if significant or extreme, affect our results of operations. In addition, any interruption in the operation of our website or information technology systems could cause us to suffer reputational harm or to lose sales.
Unauthorized disclosure of personal or sensitive data or confidential information, whether through a breach of our computer or information technology systems or otherwise, could severely hurt our business.
Some aspects of our business involve the collection, receipt, use, storage, processing and transmission of personal information, including that of our customers’ and end-users of our customers’ solar energy systems, website visitors, employees, contract manufacturers and other third parties. We may collect personal information, including names, addresses, e-mail addresses, credit information, and energy production statistics and consumer preferences, some of which is entrusted to third party service providers. We increasingly rely on commercially available systems, software, tools (including encryption technology) and monitoring technologies to provide security and oversight for processing, transmission, storage and protection of confidential information and personal data. Despite the security measures we have in place, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft (including misappropriation of our financial resources), computer viruses, misplaced or lost data, programming and/or human errors, or other similar events, and an inadvertent or unauthorized use or disclosure could occur or third parties could gain unauthorized access to this type of confidential information and personal data.
Electronic security attacks designed to gain access to personal, sensitive or confidential data by breaching mission critical systems of large organizations are constantly evolving, and high profile electronic security breaches leading to unauthorized disclosure of confidential information or personal data have occurred recently at a number of major U.S. companies.
Despite our precautions, an electronic security breach in our systems (or in the systems of third parties with which we do business) that results in the unauthorized release of personally identifiable information regarding customers, employees or other individuals or other sensitive data could nonetheless lead to a serious disruption of our operations, financial losses from remedial actions, loss of business or potential liability, including possible punitive damages. As a result of such a breach, we could also be subject to demands, claims and litigation by private parties, and investigations, related actions and penalties by regulatory authorities. Moreover, we could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of foreign, federal, state and local laws and regulations relating to the unauthorized access to, or use or disclosure of, personal information. In addition, any perceived or actual unauthorized access to, or use or disclosure of, such information could harm our reputation, substantially impair our ability to attract and retain customers and have an adverse impact on our business, financial condition and results of operations.
Finally, as the regulatory environment relating to our obligations to protect such sensitive data becomes increasingly rigorous, with continually developing and growing requirements applicable to our business, compliance with those requirements could result in additional costs. A material failure on our part to comply with such requirements could subject us to regulatory sanctions, including fines and potentially lawsuits. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Failure to comply with current or future federal, state, local and foreign laws and regulations and industry standards relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, as well as our actual or perceived failure to comply with such laws and regulations could adversely affect our business, financial condition, results of operations and prospects.
There are numerous federal, state, local and foreign laws regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data. We are also subject to specific contractual requirements contained in agreements with third parties governing our use and protection of personal information and other data. We generally comply with industry standards and are subject to the terms of our privacy policy and the privacy- and security-related obligations agreed to with third parties. We strive to comply with applicable laws, policies, legal obligations and industry standards relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new ways or in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Additionally, new laws or regulations could be enacted with which we are not familiar or with which our practices do not comply.
We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the California Consumer Privacy Act ( “CCPA”), which came into effect on January 1, 2020, and the recently passed California Privacy Rights Act (“CPRA”), which amends the CCPA and has many provisions that will go into effect on January 1, 2023. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The impact of the CCPA, CPRA or other future laws, regulations and standards may have on our business is uncertain. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) in the United States or other countries may increase our compliance costs and legal liability.
Any failure, or perceived failure, by us to comply with any federal, state, local or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets.
Risks Related to Ownership of Our Common Stock
An active, liquid trading market for our common stock may not be sustained.
An active public market for our common stock may not be sustained. If an active and liquid trading market is not sustained, you may have difficulty selling or may not be able to sell any of the shares of our common stock that you purchase.
Our stock price has been volatile and may continue to be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares of common stock at or above the public offering price.
Our stock price has fluctuated in the past and may continue to be volatile in the future. From April 29, 2021 to March 24, 2022, the trading price of our common stock has fluctuated between a high of $14.78 and a low of

$3.30 per share, closing at $6.45 per share on March 24, 2022. The market price of our common stock could continue to be subject to significant fluctuations. The price of our common stock may change in response to fluctuations in our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:
•	changes in laws or regulations applicable to our industry or offerings;
•	speculation about our business in the press or investment community;
•	price and volume fluctuations in the overall stock market;
•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;
•	share price and volume fluctuations attributable to inconsistent trading levels of our common stock;
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our ability to protect our intellectual property and other proprietary rights and to avoid infringement, misappropriation or violation of the intellectual property and other proprietary rights of third parties or claims by third parties of such infringement, misappropriation or violation;

•	sales of our common stock by us or our principal stockholders, officers and directors;
•	the expiration of contractual lock-up agreements;
•	the sustainability of an active trading market for our common stock;
•	success of competitive products or services;
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the public’s response to press releases or other public announcements by us or others, including our filings with the SEC, announcements relating to litigation or significant changes in our key personnel;

•	the effectiveness of our internal controls over financial reporting;
•	changes in our capital structure, such as future issuances of debt or equity securities;
•	our entry into new markets;
•	tax developments in the U.S. or other markets;
•	strategic actions by us or our competitors, such as acquisitions or restructurings; and
•	changes in accounting principles.
Further, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as inflation, recessions, interest rate changes or international currency fluctuations, may cause the market price of our common stock to decline. As a result, you may not be able to resell any of your shares of our common stock at or above the price paid.
We do not intend to pay dividends on our common stock for the foreseeable future.
We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to declare or pay any cash dividends for the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock. See “Dividend Policy.”

The price of our common stock could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us.
Our stock price and trading volume are heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, our common stock price and trading volume could decline.
The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. Currently, several analysts cover our company. If the number of analysts that cover us declines, demand for our common stock could decrease and our common stock price and trading volume may decline.
Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own.
The issuance by us of additional shares of common stock or convertible securities may dilute your ownership of us and incurrence of indebtedness may restrict our operations, both of which could adversely affect our stock price.
From time to time in the future, we may issue additional shares of our common stock or securities convertible into common stock to raise additional capital or pursuant to a variety of transactions, including acquisitions, consultant engagements and pursuant to our equity compensation plans. The issuance by us of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock. We may also seek additional capital through debt financings. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, to make capital expenditures, to create liens, or to redeem stock or declare dividends, that could adversely impact our ability to conduct our business.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including pursuant to this prospectus, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Our directors, executive officers and principal stockholders will continue to have substantial control over our company, which could limit your ability to influence the outcome of key transactions, including a change of control.
Our directors, executive officers and each of our 5% stockholders and their affiliates, in the aggregate, beneficially own approximately 60% of the outstanding shares of our common stock, based on the number of shares outstanding as of March 11, 2022. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.
Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Among others, our amended and restated certificate of incorporation and amended and restated bylaws include the following provisions:
•	a staggered board, which means that our board of directors is classified into three classes of directors with staggered three-year terms;
•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;
•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
•	a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders;
•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;
•	no authorization of cumulative voting, which limits the ability of minority stockholders to elect director candidates;
•	directors will only be able to be removed for cause;
•	certain amendments to our amended and restated certificate of incorporation will require the approval of two-thirds of the then outstanding voting power of our capital stock;
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the affirmative vote of two-thirds of the then outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our amended and restated bylaws; and

•	the authorization of undesignated or “blank check” preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders.
In addition, we are governed by the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder becomes an “interested” stockholder. For a description of our capital stock, see “Description of Capital Stock.”
Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.
Our governing documents also provide that the Delaware Court of Chancery will be the sole and exclusive forum for substantially all disputes between us and our stockholders and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, the Delaware Court of Chancery is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) any action asserting a claim against us that is governed by the internal affairs doctrine or (vi) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL; provided, however, that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a right under the Securities Act, subject to a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.
We are an “emerging growth company” and have taken advantage of the reduced disclosure requirements applicable to emerging growth companies which may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. Investors may find our shares of common stock less attractive because we rely on these provisions. If some investors find our shares of common stock less attractive as a result of the foregoing, there may be a less active trading market for our shares and our share price may be more volatile.
The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
As a public company, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our 2022 annual report, management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the certifications required by that act, which may preclude us from keeping our filings with the SEC current, and interfere with the ability of investors to trade our securities and our ability to list our shares on any national securities exchange. To maintain and improve the effectiveness of our disclosure controls and procedures, we have committed significant resources, hired additional staff and provided additional management oversight. We have implemented additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns and will result in increased costs to us, which could have a material adverse effect on our results of operations, financial condition or business.
As an “emerging growth company” as defined in the JOBS Act, we have taken advantage of certain temporary exemptions from various reporting requirements including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, as permitted by the JOBS Act.

We have identified material weaknesses in our internal controls over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to design and maintain effective internal controls over financial reporting, our ability to timely and accurately report our financial condition and results of operations or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the market price of our common stock.
As a public company, our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
We determined that we had material weaknesses in our internal controls over financial reporting as of December 31, 2021, 2020 and 2019. Specifically, we identified certain control deficiencies in the design and operation of our internal controls over financial reporting that constituted the following material weaknesses:
•
We did not have a sufficient complement of experienced personnel with the requisite technical knowledge of public company accounting and reporting and for non-routine, unusual or complex transactions. This material weakness contributed to the following material weaknesses.

•
We did not design and maintain adequate controls over the period-end close and financial reporting process including establishment of accounting policies and procedures, certain account reconciliations, cut-off, segregation of duties, journal entries and financial statement preparation. This material weakness contributed to material adjustments in prior consolidated financial statements principally, but not limited to, in the following areas: earnings per share calculations, definite-lived intangibles, warranty obligation, cut-off of revenue transactions and related cost of sales. This material weakness also contributed to misstatements in our stock-based compensation and weighted-average common shares outstanding, which led to the revision of our consolidated financial statements as of June 30, 2021 and for the three and six months period then ended.

•
We did not design and maintain effective information technology general controls over the IT systems used for preparation of the financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records were identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs and data to appropriate Company personnel; and (iii) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

Although there were no material adjustments to prior period consolidated financial statements as a result of IT deficiencies, these IT deficiencies, when aggregated, could impact the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, we have determined that these IT deficiencies in the aggregate constitute a material weakness.
Additionally, the above material weaknesses could result in a misstatement of our account balances or disclosures that would result in a material misstatement of the annual or interim financial statements that would not be prevented or detected.
To address our material weaknesses, we have implemented and continue to implement a remediation plan. We have added key personnel with requisite technical knowledge of public company accounting including a Director of SEC Reporting and Technical Accounting and a Director of Tax Accounting and Reporting. We also hired an experienced Director of Internal Audit that reports directly to the audit committee of our board of directors. We hired a Director of Information Technology to strengthen our information technology infrastructure. During 2021, we implemented Blackline’s account reconciliation tool, and ensured segregation of duties for journal entries and account reconciliations. We have been formalizing documentation of accounting and IT policies and internal controls.

In addition, a disclosure committee charter was established, and several training sessions related to internal controls and disclosure controls were provided. While we believe these efforts will improve our internal control over financial reporting, the implementation and validation of our remediation is ongoing and may not be sufficient to remediate these weaknesses or to avoid the identification of material weaknesses in the future, which could impair our ability to accurately and timely report our financial position, results of operations or cash flows, including our filing of quarterly or annual reports with the SEC. Moreover, our failure to remediate the material weaknesses identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements, which may adversely affect the market price of our common stock and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical or current facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the offering, liquidity, growth and profitability strategies and factors and trends affecting our business are forward-looking statements. Forward-looking statements can be identified in some cases by the use of words such as “believe,” “can,” “could,” “potential,” “plan,” “predict,” “goals,” “seek,” “should,” “may,” “may have,” “would,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” the negative of these words, other similar expressions or by discussions of strategy, plans or intentions.
The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the factors set forth under the heading “Risk Factors.” In addition, with respect to the proposed acquisition discussed in this prospectus, these factors also include risks related to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and of the definitive agreement with respect to the proposed acquisition, (2) the inability to complete the proposed acquisition, including due to failure to satisfy the closing conditions, (3) the impact of the ongoing COVID-19 pandemic on the parties’ ability to conduct diligence, negotiate and consummate the proposed acquisition, (4) the disruption of our current plans and operations as a result of time and effort necessary to consummate the proposed acquisition, (5) costs related to the proposed acquisition, (6) the inability to successfully merge goals and technology with the proposed acquisition company, if the acquisition is consummated, (7) the ability to recognize the anticipated benefits of the proposed acquisition (including expected orders and revenues for the proposed acquisition company, which are based on our reasonable due diligence of such company and the information and representations that such company has made to us), which may be affected by, among other things, competition, brand recognition, the ability of the combined companies to grow and manage growth profitably and retain their key employees, (8) the failure of the combined companies to effectively scale tracker systems and solutions in certain international markets and (9) changes in applicable laws or regulations that impact the feasibility of the acquisition or the operations of the combined companies. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.
These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS
All of the shares of common stock sold pursuant to this prospectus will be offered and sold by the selling stockholders. We will not receive any proceeds from the sale of common stock offered by the selling stockholders.

DIVIDEND POLICY
We have not declared or paid any cash dividends on our capital stock since our inception. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not expect to declare or pay any cash dividends for the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, prospects, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant.
Our ability to pay dividends may also be restricted by the terms of any credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to Ownership of Our Common Stock—We do not intend to pay dividends on our common stock for the foreseeable future.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2020 and 2021 should be read in conjunction with our audited consolidated financial statements and the related notes and other information included elsewhere in this prospectus. The following discussion is accurate only as of the date of the release of our audited consolidated financial statements for the year ended December 31, 2021 (or as of an earlier date of any such information as may be stated therein). This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected in any future period.
Overview
We were founded in 2017 and are incorporated in the state of Delaware. We are a global provider of advanced solar tracker systems, supported by proprietary software and value-added engineering services. Our mission is to provide differentiated products, software, and services that maximize energy generation and cost savings for our customers, and to help facilitate the continued growth and adoption of solar power globally. Trackers significantly increase the amount of solar energy produced at a solar installation by moving solar panels throughout the day to maintain an optimal orientation relative to the sun. Our tracker systems are currently marketed under the Voyager brand name. Voyager is a next-generation two-panel in-portrait single-axis tracker solution that we believe offers industry-leading performance and ease of installation. We have a team of dedicated renewable energy professionals with significant project installation experience focused on delivering cost reductions to our U.S. and worldwide clients across the solar project development and construction cycle. Our solar solutions span a range of applications, including ground mount, tracker, canopy, and rooftop. We are headquartered in Austin, Texas, and have international subsidiaries in Australia, India, Singapore, and South Africa.
In April 2021, we completed an initial public offering of 19,840,000 shares of our common stock receiving proceeds of $241.2 million, net of underwriting discounts and commissions, but before offering costs, and began trading on Nasdaq under the symbol “FTCI”. Prior to the completion of the IPO, our board of directors and stockholders approved an approximately 8.25-for-1 forward stock split (the “Forward Stock Split”) of our shares of common stock which became effective on April 28, 2021. Proceeds from the IPO were used for general corporate purposes, with $54.2 million used to purchase an aggregate of 4,455,384 shares of our common stock, including shares resulting from the settlement of certain vested RSUs and exercise of certain options in connection with the IPO at the IPO price, less underwriting discounts and commissions.
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, we elected to use the allowed extended transition period to delay adopting new or revised accounting standards until such time as those standards apply to private companies.
Key Factors Affecting Our Performance
Investment in Technology and Personnel. We invest in both the people and technology behind our products. We intend to continue making significant investments in the technology for our products and expansion of our patent portfolio to attract and retain customers, expand the capabilities and scope of our products, and enhance user experience. We also intend to make significant investments to attract and retain employees in key positions, including sales leads, engineers, software developers, quality assurance personnel, supply chain personnel, product management, and operations personnel, to help us drive additional efficiencies across our marketplace and, in the case of sales leads, to continue to enhance and diversify our sales capabilities, including international expansion.
Megawatts Shipped and Average Selling Price (“ASP”). The primary operating metric we use to evaluate our sales performance and to track market acceptance of our products is the change in quantity of megawatts (MW) shipped from period to period. MW are measured for each individual project and are calculated based on the expected output of that project once installed and fully operational. We also utilize metrics related to price and cost of goods sold per watt, including the change in ASP from period to period and cost per watt. ASP is calculated by dividing total revenue by total watts and cost per watt is calculated by dividing total costs of goods sold by total watts. These metrics enable us to evaluate trends in pricing, manufacturing cost and profitability. Events such as the COVID-19 pandemic can impact the U.S. economy, global supply chains, and our business. These impacts can cause significant shipping delays and cost increases, as well as offsetting ASP increases, and also raise the price of inputs like steel and logistics, affecting our cost per watt.
Government Regulations. Changes in the U.S. trade environment, including the imposition of import tariffs, AD/CVD investigations and WROs directed at forced labor in China, affect the amount and timing of our revenue, results of operations and cash flows. Escalating trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain raw materials and components for our products. We have taken measures with the intention of mitigating the effect of tariffs, AD/CVD and WROs on our business by reducing our reliance on China. In 2019, 90% of our supply chain was sourced from China. As of December 31, 2021, we have qualified suppliers outside of China for all our commodities and reduced the extent to which our supply chain for U.S.-based projects is subject to existing tariffs. We have entered into partnerships with manufacturers in the United States, Mexico, Canada, Spain, Brazil, Turkey, Saudi Arabia, India, Vietnam and Korea to diversify our supply chain and optimize costs.
Disruptions in Transportation and Supply Chain. Our costs are affected by the underlying costs of raw materials including steel, component costs including motors and micro-chips and transportations costs. Current market conditions that constrain supply of materials and disrupt the flow of materials from international vendors impacts the cost of our products and services. We have also seen increases in domestic transportation costs. These cost increases impact our margins. We are taking steps to expand and diversify our manufacturing partnerships and we are implementing alternative modes of transportation to mitigate the impacts of these current headwinds in the global supply chain and logistics market. We also have a sharp focus on our design to value initiative to improve margin by reducing manufacturing and material costs of our products.
Impact of the COVID-19 Pandemic
In March of 2020, the World Health Organization declared that the worldwide spread and severity of a new coronavirus, referred to as COVID-19, was severe enough to be characterized as a pandemic. In response to the continued spread of COVID-19, governmental authorities in the United States and around the world have imposed various restrictions designed to slow the pace of the pandemic, including restrictions on travel and other restrictions that prohibit employees from going to work, including in cities where we have offices, employees, and customers, causing severe disruptions in the worldwide economy. The broader implications of the COVID-19 pandemic on our business, financial condition and results of operations remain uncertain and will depend on certain developments, including the duration and severity of the COVID-19 pandemic, the impact of virus variants, the rate of vaccinations, the COVID-19 pandemic’s impact on our customers and suppliers and the range of governmental and community reactions to the pandemic. While our day-to-day operations have been affected, the impact has been less pronounced as most of our staff has worked remotely and continued to develop our product offerings, source materials and install our products. However, we have experienced significant supply chain disruptions that have caused delays in product deliveries due to diminished vessel capacity and port detainment of vessels as a consequence of the COVID-19 pandemic (including as a result of multiple COVID-19 variants), which have contributed to an increase in lead times for delivery of our tracker systems. For instance, we experienced a COVID-related supplier production slowdown in India at the end of March 2021, which continued throughout 2021 due to the emergence of the Omicron variant. The reduced capacity for logistics is also causing increases in logistics costs. Additionally, ground operations at project sites have been impacted by health-related restrictions, shelter-in-place orders and worker absenteeism, which resulted in delays in project completions in 2020, and these restrictions have also hindered our ability to provide on-site support to our customers and conduct inspections of our contract manufacturers. The disruptions in the global supply chain have resulted in extended lead times for some of our component parts. Management will continue to monitor the impact of the global situation on our financial condition, cash flows, operations, contract manufacturers, industry, workforce and customer relationships.
Non-GAAP Financial Measures
Adjusted EBITDA, Adjusted Net Loss and Adjusted Earnings Per Share (“EPS”)
We utilize Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS as supplemental measures of our performance. We define Adjusted EBITDA as net loss plus (i) provision (benefit) for income taxes, (ii) interest expense, net, (iii) depreciation expense, (iv) amortization of intangibles, (v) stock-based compensation, (vi) non-routine legal fees, severance and certain other costs (credits) and (vii) the loss (income) from our unconsolidated subsidiary. We also deduct the gains from the disposal of our investment in unconsolidated subsidiary and from extinguishment of our debt from net loss in arriving at Adjusted EBITDA. We define Adjusted Net Loss as net loss plus (i) amortization of debt issue costs and intangibles, (ii) stock-based compensation, (iii) non-routine legal fees, severance and certain other costs (credits), (iv) the loss (income) from our unconsolidated subsidiary and (v) income tax expense (benefit) of adjustments. We also deduct the gains or add back the losses from the disposal of our investment in unconsolidated subsidiary and from extinguishment of our debt from net loss in arriving at Adjusted Net Loss. Adjusted EPS is defined as Adjusted Net Loss on a per share basis using the weighted average diluted shares outstanding.
Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). We present Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS, because we believe they assist investors and analysts in comparing our performance across reporting periods on an ongoing basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA, Adjusted Net Loss and Adjusted EPS to evaluate the effectiveness of our business strategies.
Among other limitations, Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS do not reflect (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments, and (ii) the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations. Further, the adjustments noted in Adjusted EBITDA do not reflect the impact of any income tax expense or benefit. Additionally, other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS differently than we do, which limits its usefulness as a comparative measure.
Because of these limitations, Adjusted EBITDA, Adjusted Net Loss, and Adjusted EPS should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP, and you should not rely on any single financial measure to evaluate our business. These non-GAAP financial measures, when presented, are reconciled to the most closely applicable GAAP measure as disclosed below:
	Year ended December 31,
	2021		2020		2019
(in thousands, except shares and per share data)	Adjusted EBITDA	Adjusted Net Loss	Adjusted EBITDA	Adjusted Net Loss	Adjusted EBITDA	Adjusted Net Loss
Net loss per GAAP	$(106,589)	$(106,589)	$(15,924)	$(15,924)	$(13,495)	$(13,495)
Reconciling items -
Provision (benefit) for income taxes	169	—	(83)	—	(39)	—
Interest expense, net	814	—	364	—	454	—
Amortization of debt issue costs in interest expense(a)	—	461	—	—	—	—
Depreciation expense	232	—	14	—	12	—
Amortization of intangibles	—	—	33	33	400	400
Stock-based compensation	61,765	61,765	1,818	1,818	906	906
(Gain) from disposal of investment in unconsolidated subsidiary	(20,829)	(20,829)	—	—	—	—
(Gain) loss on extinguishment of debt	(790)	(790)	116	116	—	—
Non-routine legal fees(b)	2,791	2,791	—	—	—	—
Severance(c)	1,298	1,298	—	—	—	—
Other costs(d)	4,927	4,927	—	—	—	—
(Income) loss from unconsolidated subsidiary(e)	354	354	(1,399)	(1,399)	709	709
Income tax expense (benefit) attributable to adjustments	—	—	—	(3)	—	3
Adjusted Non-GAAP amounts	$(55,858)	$(56,612)	$(15,061)	$(15,359)	$(11,053)	$(11,477)

GAAP net loss per share:
Basic	N/A	$(1.24)	N/A	$(0.23)	N/A	$(0.22)
Diluted	N/A	$(1.24)	N/A	$(0.23)	N/A	$(0.22)

	Year ended December 31,
	2021		2020		2019
(in thousands, except shares and per share data)	Adjusted EBITDA	Adjusted Net Loss	Adjusted EBITDA	Adjusted Net Loss	Adjusted EBITDA	Adjusted Net Loss
Adjusted Non-GAAP net loss per share (Adjusted EPS):
Basic	N/A	$(0.66)	N/A	$(0.22)	N/A	$(0.18)
Diluted	N/A	$(0.66)	N/A	$(0.22)	N/A	$(0.18)

Weighted-average common shares outstanding:
Basic	N/A	86,043,051	N/A	68,810,533	N/A	62,043,383
Diluted	N/A	86,043,051	N/A	68,810,533	N/A	62,043,383
(a)	Amounts for 2020 and 2019 were not considered material for inclusion in the calculation of Adjusted Net Loss.
(b)	Non-routine legal fees represent legal fees incurred for matters that were not ordinary or routine to the operations of the business.
(c)	Severance costs were incurred related to agreements with employees due to restructuring changes.
(d)	Other costs include consulting fees in connection with operations and finance ($2,233), costs associated with our IPO ($2,424) and 2021 CEO transition costs ($270).
(e)	Our management excludes the gain from sale and the income (loss) prior to sale arising from an interest we held in an unconsolidated subsidiary when evaluating our operating performance.
Key Components of Our Results of Operations
The following discussion describes certain line items in our consolidated statements of operations.
Revenue
Revenue from the sale of Voyager Trackers and customized components of Voyager Trackers is recognized over time, as work progresses, utilizing an input measure of progress determined by cost incurred to date relative to total expected cost on these projects to correlate with our performance in transferring control over Voyager Trackers and its components. Revenue from the sale of a Voyager Tracker’s individual parts is recognized point-in-time as and when control transfers based on the terms of the contract. Revenue from sale of term-based software licenses is recognized upon transfer of control to the customer. Revenue for shipping and handling services is recognized over time based on progress in meeting shipping terms of the arrangements. Subscription revenue, which is derived from a subscription-based enterprise licensing model, and support revenue, which is derived from ongoing security updates and maintenance, are generally recognized on a straight-line basis over the term of the contract.
Our customers include project developers, solar asset owners and EPC contractors that design and build solar energy projects. For each individual solar project, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased, among other things. Our contractual delivery period for Voyager Trackers and related parts can vary depending on size of the project and availability of vessels and other means of delivery. Contracts can range in value from tens of thousands to tens of millions of dollars.
Our revenue is affected by changes in the volume and ASP of our solar tracking systems purchased by our customers and volume of sales of software products and engineering services, among other things. The ASP of our solar tracker systems and quarterly volume of sales is driven by the supply of, and demand for, our products, changes in product mix, geographic mix of our customers, strength of competitors’ product offerings and availability of government incentives to the end-users of our products. Additionally, our revenue may be impacted by seasonality and variability related to ITC step-downs and construction activity as well as the cold weather.
The vast majority of our revenue was attributable to sales in the United States, with a smaller portion derived from sales in Southeast Asia and Europe. Our revenue growth is dependent on continued growth in the number of solar tracker projects and engineering services we win in competitive bidding processes and growth in our software sales each year, as well as our ability to increase our market share in each of the geographies in which we currently compete, expand our global footprint to new emerging markets, grow our production capabilities to meet demand and continue to develop and introduce new and innovative products that address the changing technology and performance requirements of our customers, among other things.

Cost of Revenue and Gross Profit (Loss)
We subcontract with third-party manufacturers to manufacture and deliver our products directly to our customers. Our product costs are affected by the underlying cost of raw materials procured by these contract manufacturers, including steel and aluminum; component costs, including electric motors and gearboxes; technological innovation in manufacturing processes; and our ability to achieve economies of scale resulting in lower component costs. We do not currently hedge against changes in the price of raw materials, but we continue to explore opportunities to mitigate the risks of foreign currency and commodity fluctuations through the use of hedges and foreign exchange lines of credit. Some of these costs, primarily personnel, are not directly affected by sales volume.
We have increased our headcount over the last three years as we scale up our business. Our gross profit may vary period-to-period due to changes in our headcount, ASP, product costs, product mix, customer mix, geographical mix, shipping methods, warranty costs and seasonality. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), we received employee retention credits, which have reduced the impact of increased personnel costs on our operating results.
Operating Expenses
Operating expenses consist of research and development expenses, selling and marketing expenses and general and administrative expenses. Personnel-related costs are the most significant component of our operating expenses and include salaries, benefits, bonuses, commissions and stock-based compensation expenses.
Our increased headcount over the last three years has contributed to increased operating costs both in absolute dollars and as a percentage of revenue and we expect to continue to hire new employees in the future to support our growth and in response to expected turnover. In addition, our operating costs have been impacted by (i) our level of research activities to originate, develop and enhance our products, (ii) our sales and marketing efforts as we expand our development activities in other parts of the world, and (iii) increased legal and professional fees, compliance costs, insurance, facility costs and other costs associated with our expected growth and in being a public company.
Results of Operations – 2021 Compared to 2020
	Year ended December 31,
	2021		2020
(in thousands, except percentages)	Amounts	Percentage of revenue	Amounts	Percentage of revenue
Revenue:
Product	$227,397	84.1%	$158,925	84.8%
Service	43,128	15.9%	28,427	15.2%
Total revenue	270,525	100.0%	187,352	100.0%
Cost of revenue:
Product	239,149	88.4%	155,967	83.2%
Service	63,921	23.6%	27,746	14.8%
Total cost of revenue	303,070	112.0%	183,713	98.1%
Gross profit (loss)	(32,545)	(12.0%)	3,639	1.9%
Operating expenses
Research and development	11,540	4.3%	5,222	2.8%
Selling and marketing	6,823	2.5%	3,545	1.9%
General and administrative	75,896	28.1%	11,798	6.3%
Total operating expenses	94,259	34.8%	20,565	11.0%
Loss from operations	(126,804)	(46.9%)	(16,926)	(9.0%)
Interest expense, net	(814)	(0.3%)	(364)	(0.2%)
Gain from disposal of investment in unconsolidated subsidiary	20,829	7.7%	—	0.0%
Gain (loss) on extinguishment of debt	790	0.3%	(116)	(0.1%)
Other expense	(67)	0.0%	—	0.0%
Income (loss) from unconsolidated subsidiary	(354)	(0.1%)	1,399	0.7%
Loss before income taxes	(106,420)	(39.3%)	(16,007)	(8.5%)
(Provision) benefit for income taxes	(169)	(0.1%)	83	0.0%
Net loss	$(106,589)	(39.4%)	$(15,924)	(8.5%)

Revenue
We generate our revenue in two streams – Product revenue and Service revenue. Product revenue is derived from the sale of Voyager Trackers, customized components of Voyager Trackers, individual part sales for certain specific transactions and the sale of term-based software licenses. Service revenue includes revenue from shipping and handling services, subscription-based enterprise licensing model and maintenance and support services in connection with the term-based software licenses.
	Year ended December 31,
(in thousands)	2021	2020	$ Change	% Change
Product	$227,397	$158,925	$68,472	43.1%
Service	43,128	28,427	14,701	51.7%
Total revenue	$270,525	$187,352	$83,173	44.4%
Product Revenue
The increase in product revenue for the year ended December 31, 2021, as compared to the year ended December 31, 2020, was primarily due to a 25% increase in MW shipped, as well as an increase of approximately 15% in ASP.
Service Revenue
The increase in service revenue for the year ended December 31, 2021, as compared to the year ended December 31, 2020, was primarily due to an increase in shipping and logistics revenue on Voyager Tracker sales as a result of a 25% increase in MW shipped and by increased contract prices which helped partially offset a portion of the rising shipping and logistics costs, much of which was not fully recoverable.
Cost of Revenue and Gross (Loss) Profit
Cost of revenue consists primarily of Voyager Trackers’ raw material costs, including purchased components, as well as costs related to freight and delivery, product warranty, supply chain personnel and consultants, insurance and customer support. Personnel costs include both direct labor costs as well as costs attributable to any individuals whose activities relate to the procurement, installation and delivery of the finished product and provision of services and are net of federal employee retention credits received.
Gross profit may vary from period-to-period and is primarily affected by our ASP, product costs, product mix, customer mix, geographical mix, shipping method, logistics costs, warranty costs and seasonality.
	Year ended December 31,
(in thousands)	2021	2020	$ Change	% Change
Product	$239,149	$155,967	$83,182	53.3%
Service	63,921	27,746	36,175	130.4%
Total cost of revenue	$303,070	$183,713	$119,357	65.0%
Gross profit (loss)	$(32,545)	$3,639	$(36,184)	(994.3%)
Gross profit (loss) percentage of revenue	(12.0%)	1.9%
The increase in cost of revenue for the year ended December 31, 2021, as compared to the year ended December 31, 2020, was primarily driven by the aforementioned increase in MW shipped as well as increases in steel costs and shipping and logistics costs. Cost per MW increased 32% due to increases in steel prices and shipping and logistics costs. Overhead costs were higher year over year due to increased headcount to support our growth and the higher stock-based compensation expense due to our IPO triggering vesting of a significant number of shares in the second quarter of 2021, as well as awards granted to new employees in 2021. Cost of revenue in 2021 was also impacted by approximately $8.6 million in expenditures related to certain retrofits, remediations and product reconfigurations for certain of our solar tracker systems that had been previously installed, or were in the process of being installed, at customer sites.

Our gross profit (loss) percentage of revenue for 2021 was a negative 12.0%, as compared to a positive 1.9% in 2020. The decrease was due primarily to increased logistics costs that were not passed on to our customers, increases in headcount as we scaled up our operating structure and higher stock-based compensation triggered by the IPO and grants to new employees.
Research and Development
Research and development expenses consist primarily of salaries (net of federal employee retention credits received), employee benefits, stock-based compensation expenses and travel expenses related to our engineers performing research and development activities to originate, develop and enhance our products. Additional expenses include consulting charges, component purchases, legal fees for registering patents and other costs for performing research and development on our software products.
	Year ended December 31,
(in thousands)	2021	2020	$ Change	% Change
Research and development	$11,540	$5,222	$6,318	121.0%
The increase in research and development expenses in 2021, as compared to 2020, was primarily attributable to (i) $3.6 million of higher stock-based compensation expense mainly triggered by our 2021 IPO, along with grants to new employees during 2021, (ii) $1.3 million in higher personnel-related expenses, as headcount increased allowing for expansion of our research and development activities designed to enhance our products, (iii) an increase of $0.7 million in professional services largely related to increased patent protection costs and (iv) higher expenditures related to our design-to-value initiatives to reduce the costs of our tracker product. Research and development expenses as a percentage of revenue were 4.3% for the year ended December 31, 2021, compared to 2.8% for the year ended December 31, 2020.
Selling and Marketing
Selling and marketing expenses consist primarily of salaries (net of federal employee retention credits received), employee benefits, stock-based compensation expenses and travel expenses related to our sales and marketing and business development personnel. Additionally, selling and marketing expenses include costs associated with professional fees and support charges for software subscriptions and licenses, trade shows and conventions.
	Year ended December 31,
(in thousands)	2021	2020	$ Change	% Change
Selling and marketing	$6,823	$3,545	$3,278	92.5%
The increase in selling and marketing expenses in 2021, as compared to 2020, was primarily attributable to (i) $2.0 million of higher stock-based compensation expense triggered by our 2021 IPO and grants to new employees in 2021, and (ii) $0.9 million in higher personnel-related expenses, as headcount increased to support our international expansion plans. Selling and marketing expenses as a percentage of revenue were 2.5% for the year ended December 31, 2021, compared to 1.9% for the year ended December 31, 2020.
General and Administrative
General and administrative expenses consist primarily of salaries (net of federal employee retention credits received), employee benefits, stock-based compensation expenses, and travel expenses related to our executives, finance team, and administrative employees. It also consists of legal, consulting, and professional fees, rent and lease expenses pertaining to our headquarters and international offices, business insurance costs and other costs.
	Year ended December 31,
(in thousands)	2021	2020	$ Change	% Change
General and administrative	$75,896	$11,798	$64,098	543.3%
The increase in general and administrative expense in 2021, as compared to 2020, was primarily attributable to (i) $46.6 million of higher stock-based compensation expense triggered by our 2021 IPO and grants to new employees in 2021, (ii) $5.9 million of higher personnel-related expenses related to headcount increases,

(iii) $7.1 million of higher professional fees for consulting, legal and accounting services, and (iv) higher costs for business insurance, rent, and other office expenses. General and administrative expenses as a percentage of revenue were 28.1% for the year ended December 31, 2021, compared to 6.3% for the year ended December 31, 2020.
Interest Expense, Net
	Year ended December 31,
(in thousands)	2021	2020	$ Change	% Change
Interest expense, net	$814	$364	$450	123.6%
Interest expense primarily consisted of interest on our revolving line of credit with Western Alliance Bank, which was paid off during the quarter ended March 31, 2021, and a commitment fee on our revolving credit facility with Barclays Bank that we entered into in April 2021, along with associated debt issue cost amortization.
Gain (Loss) on Extinguishment of Debt
	Year ended December 31,
(in thousands)	2021	2020	$ Change	% Change
Gain (loss) on extinguishment of debt	$790	$(116)	$906	781.0%
In January 2021, our Paycheck Protection Program (“PPP”) loan that was received in April 2020 pursuant to the CARES Act, was forgiven, resulting in a gain on extinguishment of debt. The terms of the CARES Act provided for loan forgiveness if the proceeds were used to retain and pay employees and for other qualifying expenditures. In 2020, we incurred a loss on debt extinguishment in connection with our secured five-year promissory notes issued in a private placement in January 2017 (the “Secured Promissory Notes”) which we had repaid the principal in full as of December 31, 2020.
Income (Loss) From Unconsolidated Subsidiary
	Year ended December 31,
(in thousands)	2021	2020	$ Change	% Change
Income (loss) from unconsolidated subsidiary	$(354)	$1,399	$(1,753)	(125.3%)
We sold our interest in our unconsolidated subsidiary, Dimension Energy LLC (“Dimension”), on June 24, 2021. Dimension is a community solar developer based in Atlanta, Georgia that provides renewable energy solutions for local communities in the United States. Our share of the loss from this unconsolidated subsidiary for the period from January 1, 2021, to the disposal date was $0.4 million. For the year ended December 31, 2020, we recognized a gain of $1.4 million as our share of the income from this equity investment. Upon sale of our interest in June 2021, we recognized a gain of $20.8 million, which is reflected in the Consolidated Statement of Comprehensive Loss as a “Gain from disposal of investment in unconsolidated subsidiary”.

Results of Operations – 2020 Compared to 2019
	Year ended December 31,
	2020		2019
(in thousands, except percentages)	Amounts	Percentage of revenue	Amounts	Percentage of revenue
Revenue:
Product	$158,925	84.8%	$43,085	81.1%
Service	28,427	15.2%	10,039	18.9%
Total revenue	187,352	100.0%	53,124	100.0%
Cost of revenue:
Product	155,967	83.2%	44,212	83.2%
Service	27,746	14.8%	10,863	20.4%
Total cost of revenue	183,713	98.1%	55,075	103.7%
Gross profit (loss)	3,639	1.9%	(1,951)	(3.7%)
Operating expenses
Research and development	5,222	2.8%	3,960	7.5%
Selling and marketing	3,545	1.9%	1,897	3.6%
General and administrative	11,798	6.3%	4,563	8.6%
Total operating expenses	20,565	11.0%	10,420	19.6%
Loss from operations	(16,926)	(9.0%)	(12,371)	(23.3%)
Interest expense, net	(364)	(0.2%)	(454)	(0.9%)
Gain from disposal of investment in unconsolidated subsidiary	—	0.0%	—	0.0%
Gain (loss) on extinguishment of debt	(116)	(0.1%)	—	0.0%
Other expense	—	0.0%	—	0.0%
Income (loss) from unconsolidated subsidiary	1,399	0.7%	(709)	(1.3%)
Loss before income taxes	(16,007)	(8.5%)	(13,534)	(25.5%)
(Provision) benefit for income taxes	83	0.0%	39	0.1%
Net loss	$(15,924)	(8.5%)	$(13,495)	(25.4%)
Revenue
	Year ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Product	$158,925	$43,085	$115,840	268.9%
Service	28,427	10,039	18,388	183.2%
Total revenue	$187,352	$53,124	$134,228	252.7%
Product Revenue
The increase in product revenue for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily driven by a 250% increase in MW shipped due to new projects with existing customers, as well as projects for new customers in the year ended December 31, 2020. New customers represented 89% of the additional MW shipped in 2020. We increased our ASP by 2.8% from the year ended December 31, 2019, to the year ended December 31, 2020, primarily as a result of a shift in the geographic mix of our projects toward projects in the United States.
Service Revenue
The increase in service revenue for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily driven by an increase in shipping and logistics revenue on Voyager Tracker sales due to a 250% increase in MW shipped to our U.S. customers.

Cost of Revenue and Gross (Loss) Profit
	Year ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Product	$155,967	$44,212	$111,755	252.8%
Service	27,746	10,863	16,883	155.4%
Total cost of revenue	$183,713	$55,075	$128,638	233.6%
Gross profit (loss)	$3,639	$(1,951)	$5,590	286.5%
Gross profit (loss) percentage of revenue	1.9%	(3.7%)
The increase in cost of revenue for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily driven by the aforementioned increase in MW shipped. Cost of revenue for the year ended December 31, 2020, was also impacted by approximately $14.0 million in expenditures related to certain retrofits, remediations and product reconfigurations for certain of our solar tracker systems that had been previously installed, or were in the process of being installed, at customer sites. In addition, we had a slight reduction in our cost per MW due to improvements in scale and diversification of our supply chain which reduced tariff costs.
Our gross profit for the year ended December 31, 2020, increased by $5.6 million, or 286.5%, as compared to the year ended December 31, 2019, due to the above stated reasons.
Research and Development
	Year ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Research and development	$5,222	$3,960	$1,262	31.9%
The increase in research and development expenses for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily attributable to (i) an increase of $1.5 million in personnel-related expenses, including stock-based compensation expense, due to a net increase in headcount by 18 for the research and development of our products, (ii) an increase of $0.5 million in legal fees for registering patents and other related consulting and recruiting fees, and (iii) an increase of $0.4 million in facilities and equipment related expenses, partially offset by a $1.1 million decrease in research and development expenses related to Voyager Tracker technology as its development cycle ended in the year ended December 31, 2019. Research and development expenses as a percentage of revenue was 2.8% for the year ended December 31, 2020, compared to 7.5% for the year ended December 31, 2019.
Selling and Marketing
	Year ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Selling and marketing	$3,545	$1,897	$1,648	86.9%
The increase in selling and marketing expenses for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily attributable to an increase in personnel-related expenses, including stock-based compensation expense, of $2.5 million due to a net increase in headcount by 10, a $0.1 million increase in various consulting and recruiting fees, and an increase of $0.1 million in expenses pertaining to IT software. The increase was partially offset by (i) a decrease in bad debt expense of $0.5 million, (ii) a $0.3 million reduction in advertising expenses associated with trade shows and conventions and other business development expenses, and (iii) a decrease of $0.3 million related to travel expenses of sales personnel. Sales and marketing expenses as a percentage of revenue was 1.9% for the year ended December 31, 2020, compared to 3.6% for the year ended December 31, 2019.
General and Administrative
	Year ended December 31,
(in thousands)	2020	2019	$ Change	% Change
General and administrative	$11,798	$4,563	$7,235	158.6%

The increase in general and administrative expenses for the year ended December 31, 2020, as compared to the year ended December 31, 2019, was primarily attributable to (i) an increase of $4.0 million in personnel-related expenses, including stock-based compensation expense, due to a net increase in headcount by 24, (ii) an increase of $1.9 million in professional fees for consulting, legal and accounting services, (iii) an increase of $0.2 million related to overall travel expenses, (iv) an increase of $0.3 million related to office equipment, (v) an increase of $0.6 million in business insurance costs, and (vi) an increase of $0.2 million pertaining to rent, lease and other office expenses in line with an increase in headcount. General and administrative expenses as a percentage of revenue was 6.3% for the year ended December 31, 2020, compared to 8.6% for the year ended December 31, 2019.
Interest Expense, Net
	Year ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Interest expense, net	$364	$454	$(90)	(19.8)%
Interest expense consisted of annual amortization of debt issuance costs and interest on our Secured Promissory Notes and a revolving line of credit with Western Alliance Bank.
Income (Loss) From Unconsolidated Subsidiary
	Year ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Income (loss) from unconsolidated subsidiary	$1,399	$(709)	$2,108	297.3%
The increase in our income from unconsolidated subsidiary resulted from recording $1.4 million of income from our investment in Dimension for the year ended December 31, 2020, as compared to a loss from such investment for the year ended December 31, 2019. This increase was primarily due to the fact that Dimension generated $22.6 million of revenue for the year ended December 31, 2020, as compared to no revenue for the year ended December 31, 2019. The community solar development cycle is approximately 18 to 24 months and Dimension began development activity in 2018, therefore the initial revenue was recognized in fiscal year 2020.
Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through sales of shares of common stock and payments from our customers. During the years ended December 31, 2019, 2020 and 2021, we received net amounts of $6.0 million, $28.9 million and $235.2 million, respectively, from issuances of our common stock, including our IPO in April 2021. During those same years, we also incurred new debt in the form of a PPP loan in 2020 pursuant to the CARES Act and a draw in 2019 under our then existing revolving line of credit agreement, but have since paid off all outstanding borrowings, including debt incurred prior to 2019, or in the case of PPP loan, had such debt forgiven as of December 31, 2021.
At December 31, 2021, we have $102.2 million of cash on hand and $100 million of unused borrowing capacity under our existing revolving credit facility as described under “Revolving line of credit” below. We have no material long term obligations requiring the use of cash and have positive working capital as of December 31, 2021. Management believes that our existing capital, which includes our cash on hand, as well as our unused borrowing capacity under our revolving line of credit is sufficient for us to remain in operation for at least one year from the date of issuance of these consolidated financial statements, despite our use of cash during 2021 to meet our operating needs. While management believes that our existing sources of liquidity are adequate to fund operations through twelve months from the date the financials are issued, we may need to raise additional debt or obtain new equity financing to fund operations in the future beyond the next twelve months should our use of cash to fund operations continue at levels experienced during 2021.

Our cash flows from operating, investing and financing activities were as follows:
	Year ended December 31,
(in thousands)	2021	2020	2019
Net cash provided by (used in) operating activities	$(132,854)	$629	$(254)
Net cash provided by (used in) investing activities	21,307	1,868	(18)
Net cash provided by financing activities	180,369	22,644	7,000
Effect of exchange rate changes on cash and restricted cash	(10)	(3)	—
Net increase in cash and restricted cash	$68,812	$25,138	$6,728
Operating Activities
During the year ended December 31, 2021, we used approximately $57.3 million of cash to fund (i) losses on certain of our projects, largely related to increased material and logistics costs due to supply chain disruptions during the year that were not fully recoverable, (ii) higher personnel and facility-related costs associated with headcount increases, and (iii) increased professional service fees, largely as a result of being a new public company. Economic conditions during 2021 caused our industry to experience rapid commodity price increases and significant increases in transportation costs which negatively impacted our margins in the near term and thus, our cash flow from operations. We are taking steps to diversify our supply chain and implement design changes to lower the material requirements for our trackers in order to mitigate these economic headwinds. We believe this impact to be temporary as we work through our cost improvement roadmap.
A total of approximately $75.6 million was also used in 2021 to fund increases in working capital and other items, largely related to (i) increased project activity compared to 2020, as well as the timing of that activity, (ii) our efforts to ensure steel capacity for our products and to acquire inventory that has a longer lead time due to global market supply and logistics constraints, and (ii) a slowdown in collections from a major customer during the latter part of 2021.
During 2020, net cash used in operating activities was $0.5 million primarily due to a net loss of $15.9 million which was reflective of our investment in growing our operations and expanding our presence to additional countries. This was offset by $7.5 million in non-cash charges and a net change of $7.9 million in our net operating assets and liabilities. Non-cash adjustments primarily related to (i) a warranty provision of $7.9 million attributable to warranties issued with increased sales of Voyager Trackers, (ii) a stock-based compensation expense of $1.8 million in line with overall increase in headcount, (iii) income from unconsolidated subsidiary of $1.4 million, which represented our share of profit from our equity method investment, (iv) recognition of $1.0 million for warranty amounts expected to be recoverable from our contract manufacturers, (v) loss on debt extinguishment of $0.1 million and (vi) other non-cash items of $0.1 million. The net change in our operating assets and liabilities was primarily attributable to a net increase in deferred revenue of $3.1 million, partially offset by a $9.7 million increase in accounts receivable, both of which were due to the increase in sales of Voyager Trackers in 2020. Additionally, accounts payable increased by $8.9 million due to increases in procurement and supply chain activity to support our revenue growth, accrued expenses and other liabilities increased by $7.2 million. These increases were partially offset by (i) a decrease in inventories of $2.8 million in line with increased sales, (ii) an increase in prepaid and other current assets of $2.8 million due to increases in advances to suppliers, (iii) a decrease of $0.5 million for operating lease assets, (iv) an increase of $0.7 million in current and non-current liabilities, (v) a decrease of $0.1 million in accrued interest on related party debt and (vi) an increase of $1.7 million in other non-current assets.
During 2019, net cash used in operating activities was $0.3 million, primarily due to a net loss of $13.5 million which was reflective of our investment in growing our operations. This was offset by $4.3 million in non-cash charges and a net change of $8.9 million in our net operating assets and liabilities. Non-cash adjustments primarily related to (i) warranty provision of $2.1 million attributable to warranties issued with increased sales of Voyager Trackers, (ii) stock-based compensation expense of $0.9 million, (iii) loss from unconsolidated subsidiary of $0.7 million, which represented our share of loss from our equity method investment, (iv) depreciation and amortization expense of $0.4 million, (v) bad debt expense of $0.4 million and (vi) recognition of a warranty asset of $0.3 million for amounts expected to be recoverable from our contract manufacturers. The net change in our operating assets and liabilities was primarily attributable to a net increase in deferred revenue of $19.7 million, partially offset by a $13.8 million increase in accounts receivable, both of which were due to the increase in revenue from sales of Voyager Trackers in 2019. Additionally, accounts payable increased by $7.8 million due to increases in procurement and supply chain activity to support our revenue growth and accrued expenses and other liabilities increased by $3.4 million. These increases were partially offset by (i) a decrease of $0.3 million in accrued interest on related party debt, (ii) an increase in prepaid and other current assets of $3.2 million and (iii) an increase in other non-current assets of $0.2 million in line with our increased operating activities, and inventories of $4.5 million to support expected increases in sales in subsequent years.
Investing Activities
During the year ended December 31, 2021, we received net proceeds of $22.3 million from the sale of our 23% equity investment in Dimension, a community solar developer based in Atlanta, Georgia that provides renewable energy solutions for local communities in the United States. Partially offsetting this was cash spending on capital expenditures totaling $1.0 million, primarily for new lab equipment to be used for product testing, as well as new computer and IT equipment and tooling, much of which was related to higher project activity levels during the year, along with higher headcount.
During 2020, net cash provided by investing activities was $1.9 million, of which $2.1 million was attributable to distributions received from unconsolidated subsidiary as return of investment, offset by $0.2 million used to purchase property and equipment.
During 2019, net cash used in investing activities was $0.02 million, respectively, which was attributable to the purchase of property and equipment.
Financing Activities
We received $235.2 million of proceeds, net of offering costs, from our IPO in April 2021. A portion of these proceeds, totaling $54.2 million, were subsequently used to purchase an aggregate of 4,455,384 shares of our common stock. We also repaid the outstanding balance on our revolving line of credit with Western Alliance Bank during 2021, totaling $1.0 million, after which this facility was closed and a new facility was entered into with various lenders, including Barclays Bank (see “Revolving line of credit” below). We also received cash from the exercise of stock options during 2021.
During 2020, we received $28.9 million of proceeds from issuance of our common stock and repaid the outstanding balance on certain private placement promissory notes totaling $7.0 million. We also received a PPP loan pursuant to the CARES Act in the amount of $0.8 million in 2020.
During 2019, net cash provided by financing activities was $7.0 million, consisting of proceeds from stock issuances of $6.0 million and proceeds from borrowings of $1.0 million.
Revolving Line of Credit
On April 30, 2021, we entered into a senior secured revolving credit facility with various lenders, including Barclays Bank PLC, as an issuing lender, the swingline lender and as administrative agent (the “Credit Agreement”). The Credit Agreement has an initial three-year term and will be used for working capital and for other general corporate purposes. The Credit Agreement includes the following terms: (i) aggregate commitments of up to $100 million, with letter of credit and swingline sub-limits; (ii) a base rate of LIBOR, plus 3.25% per annum, (iii) initial commitment fees of 0.50% per annum; (iv) initial letter of credit fees of 3.25% per annum; and (v) other customary terms for a corporate revolving credit facility. We have not made any draws on the revolving credit facility as of December 31, 2021. Should LIBOR rates become unavailable during the term of the Credit Agreement, the rate per annum on loans will be based on the secured overnight financing rate (SOFR) published by the Federal Reserve Bank of New York, or a successor SOFR administrator.
The facility is secured by a first priority lien on substantially all of our assets, subject to certain exclusions, and customary guarantees. The Credit Agreement includes the following financial condition covenants that we are required to satisfy: (i) maintain a minimum liquidity limit of $125 million for each quarter; (ii) maintain a 3.75 times leverage ratio; and (iii) maintain a 1.5 times interest coverage ratio. The leverage and interest coverage ratios will be triggered when we achieve $50 million in adjusted EBITDA over a trailing twelve months, or upon our election if we have achieved positive adjusted EBITDA over a trailing twelve months. Once the leverage and interest coverage ratios are triggered the minimum liquidity limit will not have a minimum limit. Minimum liquidity includes unrestricted cash plus the undrawn balance of the revolving credit facility. The minimum liquidity covenant was the only financial condition covenant we had to satisfy as of the period ended December 31, 2021. As of December 31, 2021, we were in full compliance with our financial condition covenant.

Critical Accounting Policies and Significant Management Estimates
We prepare our consolidated financial statements in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.
We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For further information, see Note 3 to our consolidated financial statements included elsewhere in this prospectus.
Revenue Recognition
Policy Description
We recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services by following a five-step process, (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when or as we satisfy a performance obligation, as further described below.
Identify the contract with a customer: A contract with a customer exists when (i) we enter into an enforceable contract with a customer that defines each party’s rights regarding the products and services to be transferred and identifies the payment terms related to these products and services, (ii) the contract has commercial substance and, (iii) we determine that collection of substantially all consideration for products and services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. In assessing the recognition of revenue, we also evaluate whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations which could change the amount of revenue and profit (loss) recorded in a period. Change orders may include changes in specifications or design, manner of performance, equipment, materials, scope of work, and/or the period of completion of the project. We analyze change orders to determine if they should be accounted for as a modification to an existing contract or a new stand-alone contract.
Contracts we enter into with our customers for sale of Voyager Trackers are generally under two different types of arrangements: (1) purchase agreements and equipment supply contracts (“Purchase Agreements”) and (2) sale of individual parts of the Voyager Tracker.
Change orders from our customers are generally modifications to existing contracts and are included in the total estimated contract revenue when it is probable that the change order will result in additional value that can be reliably estimated and realized.
Identify the performance obligations in the contract: We enter into contracts that can include various combinations of products and services, which are either capable of being distinct and accounted for as separate performance obligations or as one performance obligation since the majority of tasks and services are part of a single project or capability. However, determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may sometimes require significant judgment.
Our Purchase Agreements typically include two performance obligations- 1) Voyager Tracker or customized components of Voyager Tracker, and 2) shipping and handling services. The deliverables included as part of the Voyager Tracker are predominantly accounted for as one performance obligation, as these deliverables are part of a combined promise to deliver a project.

The revenue for shipping and handling services will be recognized over time based on shipping terms of the arrangements, as this faithfully depicts our performance in transferring control.
Sale of individual parts of Voyager Tracker for certain specific transactions includes multiple performance obligations consisting of individual parts of the Voyager Tracker. Revenue is recognized for parts sales at a point in time when the obligations under the terms of the contract with our customer are satisfied. Generally, this occurs with the transfer of control of the asset, which is in line with shipping terms.
Determine the transaction price: The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring services to the customer. Such amounts are typically stated in the customer contract, and to the extent that we identify variable consideration, we will estimate the variable consideration at the onset of the arrangement as long as it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The majority of our contracts do not contain variable consideration provisions as a continuation of the original contract. None of our contracts contain a significant financing component. Taxes collected from customers and remitted to governmental authorities are not included in revenue.
Allocate the transaction price to performance obligations in the contract: Once we have determined the transaction price, we allocate the total transaction price to each performance obligation in a manner depicting the amount of consideration to which we expect to be entitled in exchange for transferring the good(s) or service(s) to the customer. We allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis.
We use the expected cost-plus margin approach based on hardware, labor, and related overhead cost to estimate the standalone selling price of the Voyager Tracker, customized components of Voyager Tracker, and individual parts of Voyager Tracker for certain specific transactions. We use the adjusted market assessment approach for all other performance obligations except shipping, handling, and logistics. For shipping, handling, and logistics performance obligations, we use a residual approach to calculate the standalone selling price, because of the nature of the highly variable and broad range of prices we charge to various customers for this performance obligation in the contracts.
Recognize revenue when or as we satisfy a performance obligation: For each performance obligation identified, we determine at contract inception whether we satisfy the performance obligation over time or at a point in time. Voyager Tracker and customized components of Voyager Tracker performance obligations in the contract are satisfied over-time as work progresses for its custom assembled Voyager Tracker, utilizing an input measure of progress determined by cost-to-cost measures on these projects as this faithfully depicts our performance in transferring control. Additionally, our performance does not create an asset with an alternative use, due to the highly customized nature of the product, and we have an enforceable right to payment for performance completed to date. Our performance obligations for individual part sales for certain specific transactions are recognized point-in-time as and when control transfers based on the Incoterms for the contract. Our performance obligations for term-based software licenses are recognized point-in-time as and when control transfers, either upon delivery to the customer or the software license start date, whichever is later. Our performance obligation for shipping and handling services is satisfied over-time as the services are delivered over the term of the contract. We recognize subscription services sales/other services on a straight-line basis over the contract period. With regard to support revenue, a time-elapsed method is used to measure progress because we transfer control evenly over the contractual period. Accordingly, the fixed consideration related to support revenue is generally recognized on a straight-line basis over the contract term.
Contract accounting: The timing of revenue recognition, billing, and cash collection results in the recognition of accounts receivable, unbilled receivables for revenue recognized in excess of billing, and deferred revenue in the Consolidated Balance Sheets. We may receive advances or deposits from our customers before revenue is recognized, resulting in contract liabilities, which are reflected as “deferred revenue” on our Consolidated Balance Sheets.
Judgments and Assumptions
The timing and amounts of revenue and cost of revenue recognition, as well as recording of related receivables and deferred revenue, is highly dependent on our identification of performance obligations in each contract and our estimates by contract of total project cost and our progress toward project completion as of each period end. Certain estimates are subject to factors outside of our control that may impact our suppliers and the global supply chain. As an example, we began to experience increases in steel prices and shipping and logistics costs, as well as delays in delivery of our products to customers during 2021, which negatively impacted our results of operations as we were not able to recover all of the additional costs under certain of our fixed fee contracts. We base our estimates on the best information available at each period end, but future events and their effects cannot be determined with certainty, and actual results could differ materially from our assumptions and estimates.
Accounts Receivable, Net
Policy Description
Trade receivables are recorded at invoiced amounts, net of allowances for doubtful accounts if applicable, and do not bear interest. We generally do not require collateral from our customers; however, in certain circumstances, we may require letters of credit, other collateral, additional guarantees or advance payments. The allowance for doubtful accounts is based on our assessment of the collectability of our customer accounts.
We plan to adopt ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective January 1, 2023. For the years ended December 31, 2021, 2020 and 2019, we have utilized the incurred loss model in estimating our allowance for doubtful accounts.
Judgments and Assumptions
We regularly review our accounts receivable that remain outstanding past their applicable payment terms and establish allowances or make potential write-offs by considering certain factors such as historical experience, industry data, credit quality, age of balances and current economic conditions that may affect a customers’ ability to pay.
Adjustments to the allowance may either impact the amount of revenue previously recognized or bad debt expense depending on the facts and circumstances leading to the adjustment. Adjustments to amounts originally estimated to be collectible that are considered to be potential price concessions as a result of a dispute regarding performance or other matters affecting customer relationships will result in a reduction in revenue whereas adjustments due to changes in customer credit risk or their expected ability to pay will be recognized in bad debt expense.
Warranty
Policy Description
Typically, the sale of Voyager Tracker projects includes parts warranties to customers as part of the overall price of the product. We provide standard assurance type warranties for our products for periods generally ranging from five to ten years. We record a provision for estimated warranty expenses in cost of sales, net of amounts recoverable from manufacturers under their warranty obligations to us. We do not maintain general or unspecified reserves; all warranty reserves are related to specific projects. All actual or estimated material costs incurred for warranty services in subsequent periods are charged to those established reserves.
Judgments and Assumptions
We base our estimated warranty obligations on our historical experience and forward-looking factors including the nature and frequency of product failure rates and costs to address future claims. These estimates are inherently uncertain given our relatively short history of sales and changes to our historical or projected warranty experience may result in material changes to our warranty reserve in the future. Additionally, we make estimates of what costs we believe will be recoverable from the manufacturer of our products that we use to offset our obligations to our customers.
While we periodically monitor our warranty activities and claims, if actual costs incurred were to be different from our estimates, we would recognize adjustments to our warranty reserves in the period in which those differences arise or are identified. Such adjustments could be material to our results of operations in the period the adjustments are made.
Stock-based Compensation
Policy Description
We recognize compensation expense for all share-based payment awards made, including stock options and restricted stock, based on the estimated fair value of the award on the grant date, in the accompanying consolidated statement of operations and comprehensive loss. We calculate the fair value of stock options using the Black-Scholes

Option-Pricing model while the fair value of restricted stock grants is based on the estimated fair value of our common stock on the date of grant. Forfeitures are accounted for as they occur. For service-based awards, stock-based compensation is recognized using the straight-line attribution approach over the requisite service period. For performance-based awards, stock-based compensation is recognized based on graded vesting over the requisite service period when the performance condition is probable of being achieved.
Judgments and Assumptions
The Black-Scholes model relies on various assumptions, in addition to the exercise price of the option and the value of our common stock on the date of grant. These assumptions include:
Expected Term: The expected term represents the period that our stock-based awards are expected to be outstanding and is calculated as the average of the option vesting and contractual terms, based on the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Expected Volatility: Since we did not have a trading history of our common stock prior to our IPO and since such trading history subsequent to our IPO is limited, the expected volatility is derived from the average historical stock volatilities of several public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock option grants.
Risk-Free-Interest-Rate: We base the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term.
Expected Dividend: We have not issued any dividends in our history and do not expect to issue dividends over the life of the options and, therefore, have estimated the dividend yield to be zero.
Changes to any of these assumptions, but particularly our estimates of expected term and volatility, could change the fair value of our options and impact the amount of stock-based compensation expense we report each period.
Common Stock Valuations
Prior to the completion of our IPO in April 2021, our board of directors determined the best estimate of fair value of our common stock utilizing guidance in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. These valuations were used to determine expense to be recognized under certain pre-IPO stock-based compensation awards. Our board considered numerous objective factors in exercising reasonable judgment to determine fair value prior to our IPO including at that time:
•	contemporaneous third-party valuations of our common stock;
•	the prices at which we or other holders sold our common stock to outside investors in arms-length transactions;
•	our financial condition, results of operations and capital resources;
•	contemporaneous third-party valuations of our common stock;
•	the prices at which we or other holders sold our common stock to outside investors in arms-length transactions;
•	the industry outlook;
•	the fact that option and restricted stock awards involved rights in illiquid securities in a private company;
•	the valuation of comparable companies;
•	the lack of marketability of our common stock;
•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;
•	the history and nature of our business, industry trends and competitive environment; and
•	general economic outlook including economic growth, inflation, unemployment, interest rate environment and global economic trends.

Our board of directors determined the fair value of our common stock by first determining the enterprise value of our business, and then using that to derive a per share value of our common stock.
The enterprise value of our business was estimated by considering several factors, including estimates using the cost approach, market approach and the income approach. The cost approach estimates the fair market value of an organization by utilizing the balance sheet to take the total fair market value of assets minus the fair market value of liabilities. The market approach was estimated based on the projected value of comparable public companies in a similar line of business that are publicly traded. We kept the comparable public companies consistent throughout each valuation. The income approach estimates the enterprise value of the business based on the cash flows that it expects to generate over its remaining life. These future cash flows were discounted to their present values using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows was then added to the present value equivalent of the residual value of the business at the end of the projected period to calculate the business enterprise value. In addition to the three approaches described above, we factored in the closest round of equity financing preceding the date of valuation.
After determining our enterprise value, we allocated value to our equity to determine the value of common stock. In allocating the enterprise value of our business to our common stock prior to January 2019, we used the option pricing method (“OPM”), whereas after January 2019, we used a combination of OPM and probability weighted expected return method (“PWERM”). PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high level of confidence with a probability distribution. Discrete future outcomes considered under PWERM included an initial public offering of our common stock, as well as non-IPO market-based outcomes. Determining the fair value of the enterprise using PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and stay private outcomes, as well as the values we expect those outcomes could yield.
A discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of our common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. In making the final determination of common stock value, consideration was also given to recent sales of common stock.
Application of these approaches involved the use of estimates, judgments and assumptions that were highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events.
Subsequent to completion of our IPO, the fair value of each share of our common stock is based on the closing price of our common stock as reported on Nasdaq.
JOBS Act Accounting Election
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We elected to use the allowed extended transition period for adopting new or revised accounting standards.
Quantitative and Qualitative Disclosures About Market Risk.
Fair Value of Financial Instruments
Our financial instruments consist of cash, cash equivalents, restricted cash, accounts receivable, accounts payable, and debt obligations. Cash, cash equivalents, accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. The carrying values of debt obligations bearing variable rates of interest are also considered to approximate fair value due to applicable interest rates resetting to market rates periodically. The fair value of our fixed rate debt obligations will be impacted by changes in market rates for similar debt subsequent to our initial borrowings.
We had $102.2 million of cash and cash equivalents on hand and no debt outstanding at December 31, 2021.
At December 31, 2020, we had outstanding borrowings of (i) $1.0 million under our revolving line of credit agreement with Western Alliance Bank, which was deemed to approximate fair value as the borrowings bore interest at variable rates, and (ii) $0.8 million under a fixed rate PPP loan, which was deemed to have no fair value at that date based on receipt of notification from the Small Business Administration on January 20, 2021, that forgiveness of the full amount of the loan had been approved.

We have no other financial instruments at December 31, 2021 and 2020 that are subject to foreign exchange, interest rate or market risks.
Concentrations of Major Customers
Our customer base consists primarily of project developers, solar asset owners and EPCs. We do not require collateral on our accounts receivables.
At December 31, 2021, four customers accounted for 29%, 23%, 19% and 18%, respectively, of total accounts receivable. At December 31, 2020, three customers accounted for 32%, 25% and 14%, respectively, of total accounts receivable.
During the year ended December 31, 2021, three customers accounted for 37%, 20% and 15%, respectively of total revenue. During the year ended December 31, 2020, four customers accounted for 21%, 19%, 10% and 10%, respectively, of total revenue. During the year ended December 31, 2019, three customers accounted for 59%, 21% and 13%, respectively, of total revenue.
Further, our accounts receivables are from companies within the solar industry and, as such, we are exposed to normal industry credit risks. We continually evaluate our reserves for potential credit losses and establish reserves for such losses.
Commodity Price Risk
We subcontract to various contract manufacturers, who manufacture and deliver products directly to our customers. We, therefore, do not procure raw materials and commodities directly. We are subject to indirect risk from fluctuating market prices of certain commodity raw materials, including steel and aluminum, that are used in our products, through our contract manufacturers, as increases in these commodity prices would increase our cost of procuring subcontracting services. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time. Significant price increases for these raw materials could reduce our operating margins if we are unable to recover such increases in costs from our customers, and could harm our business, financial condition and results of operations.

OUR BUSINESS
Development of the Business
We were founded in 2017 and are incorporated in the state of Delaware. We are a global provider of advanced solar tracker systems, supported by proprietary software and value-added engineering services. Our mission is to provide differentiated products, software, and services that maximize energy generation and cost savings for our customers, and to help facilitate the continued growth and adoption of solar power globally. Trackers significantly increase the amount of solar energy produced at a solar installation by moving solar panels throughout the day to maintain an optimal orientation relative to the sun. Our tracker systems are currently marketed under the Voyager brand name. Voyager is a next-generation two-panel in-portrait single-axis tracker solution that we believe offers industry-leading performance and ease of installation. We have a team of dedicated renewable energy professionals with significant project installation experience focused on delivering cost reductions to our U.S. and worldwide clients across the solar project development and construction cycle. Our solar solutions span a range of applications, including ground mount, tracker, canopy, and rooftop. We are headquartered in Austin, Texas, and have international subsidiaries in Australia, India, Singapore, and South Africa.
On January 13, 2017, we entered into an asset purchase agreement with Seller to purchase all assets of the Seller, in addition to assuming any liabilities, for a total transaction price of $6 million. Seller discontinued its operations and filed for bankruptcy prior to the acquisition date. The assets purchased as part of this acquisition included intangible assets in the form of developed technology (AP90 tracker), software, and inventory. In connection with the acquisition, we were formed by the management team behind the AP90 tracker, a first-generation tracker based on a one-panel in-portrait, linked-row design. Our management team utilized their design and construction experience, and their experience with installing and operating other competitive tracking solutions, to create the next-generation Voyager Tracker, which achieved product certification in 2019.
In April 2021, we completed an initial public offering of 19,840,000 shares of our common stock receiving proceeds of $241.2 million, net of underwriting discounts and commissions, but before offering costs, and began trading on Nasdaq under the symbol “FTCI”. Prior to the completion of the IPO, our board of directors and stockholders approved the Forward Stock Split of our shares of common stock which became effective on April 28, 2021. Proceeds from the IPO were used for general corporate purposes, with $54.2 million used to purchase an aggregate of 4,455,384 shares of our common stock, including shares resulting from the settlement of certain vested RSUs and exercise of certain options in connection with the IPO at the IPO price, less underwriting discounts and commissions.
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, we elected to use the allowed extended transition period to delay adopting new or revised accounting standards until such time as those standards apply to private companies.
Description of the Business
We currently offer tracking and software solutions targeting the utility-scale solar energy markets to current and potential customers in the United States, Asia, the Middle East, North Africa, South Africa and Australia, and we aim to continue to expand our global footprint in Latin America, New Zealand and Europe. Our Voyager tracking system is built upon a self-powered, two-panel in-portrait design utilizing a 60-meter independent row architecture, which provides numerous advantages to our customers.
Our customers include project developers, solar asset owners and EPC contractors that design and build solar energy projects.
We currently operate in one business segment and derive our revenue primarily from the sale of: (i) Voyager Tracker and customized components of Voyager Tracker, (ii) individual parts of Voyager Tracker for certain specific transactions, (iii) shipping and handling services, (iv) term-based software licenses, (v) maintenance and support services for the term-based software licenses, and (vi) subscription services.
We report both product and service revenue in our consolidated financial statements. Product revenue includes revenue from the sale of Voyager Tracker and customized components of Voyager Tracker, individual part sales for certain specific transactions, and sale of term-based software licenses. Service revenue includes revenue from shipping and handling services, subscription fees from licensing subscription services, and maintenance and support services in connection with the term-based software licenses.

We incur costs associated with the revenues generated related to (i) the raw materials used in the Voyager Tracker system, including parts and components, (ii) personnel costs attributable to procurement, installation and delivery of finished products and services, (iii) freight and delivery, (iv) product warranty, (v) insurance and (vi) customer support.
We outsource all manufacturing to contract manufacturing partners who rely largely on raw materials obtained from international sources, including various vendors located in Southeast Asia. We, and our contract manufacturing partners, have been impacted by global logistics issues and increasing costs to obtain and deliver those materials during the last nine months of 2021 and continuing into 2022. We continue to focus on improving product margins by seeking ways to reduce such costs.
Market Factors
Our global market opportunity is driven by two primary factors: overall growth in utility-scale solar projects and the increased usage of trackers as the preferred mounting system in utility-scale solar projects.
Governments across the globe have established policies to support a transition away from fossil fuels and towards low-carbon forms of energy, such as solar power. In the United States, various states have implemented Renewable Portfolio Standards, which require a specified percentage of the electricity sold by utilities to come from renewable sources by a certain date. Globally, renewable energy support has accelerated since the Paris Agreement under the United Nations Framework Convention on Climate Change, which became effective in 2016. These factors, along with efficiency improvements and cost reductions in the underlying photovoltaic cell technology used in solar energy production, have contributed to solar energy becoming the fastest growing form of electricity production today, according to the 2020 New Energy Outlook published by Bloomberg New Energy Finance.
Solar trackers have been gaining market share versus fixed-tilt mounting systems due to their ability to optimize energy production, accommodate more varied terrain and offer a more attractive return on investment. The United States currently represents the largest portion of the solar tracker market while continued growth is expected in the Middle East, Africa and Asia. We believe we are well positioned to benefit from the accelerating adoption of two-panel in-portrait tracker systems, bifacial panels and larger-format or higher-powered bifacial panels.
Our growth strategy is based on (i) increasing our market share in the United States, (ii) expanding internationally, (iii) expanding our tracker product offerings, (iv) reducing our operating costs through operating leverage, (v) expanding our software offering and improving the attachment rate of enhanced software to tracker sales, (vi) introducing turnkey sales for smaller systems, and (vii) strategic acquisitions.
Government Policies and Regulations
Federal, state, local and foreign government bodies provide incentives to owners, end-users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments, payments of renewable energy credits associated with renewable energy generation and an exclusion of solar energy systems from property tax assessments.
The most notable incentive program to our U.S. business is the ITC for solar energy projects, which allows taxpayers to offset their federal income tax liability by a certain percentage of their cost basis in solar energy systems placed in service for commercial use. Under existing tax law, the ITC is 30% for projects that began construction prior to 2020 and are placed in service before 2026, and is reduced (a) to 26% for projects that began or begin construction in 2020, 2021, or 2022 and are placed in service before 2026, (b) to 22% for projects that begin construction in 2023 and are placed in service before 2026 and (c) to 10% for projects that begin construction after 2023 or placed in service after 2025 regardless of when construction began.
The U.S. Congress is considering a variety of proposals, including certain provisions of H.R. 5376 (the “Build Back Better Act”), that would, if enacted, benefit the solar energy industry, including in the form of extended or increased tax credits. Proposals being considered by Congress include: (i) extension of the ITC at a 30% rate through 2031; (ii) the consolidation of numerous federal energy tax incentives into a simplified system which would award credits for clean electricity generation; and (iii) a “direct pay” system applicable to the ITC, which would permit such tax credits to be utilized by owners of solar energy projects regardless of whether they have taxable income. However, there can be no assurance that all or any of the above proposals will be passed by Congress or signed into law by the President.

Renewable portfolio standards are a set of policies designed to increase the use of renewable energy sources for electricity generation. In the United States, a number of states and the District of Columbia have implemented RPSs, which require a specified percentage of the electricity sold by utilities to come from renewable resources by a certain date. While many state targets are between 10% and 45%, various other states have targets of 50% or greater.
A feed-in-tariff (“FiT”) is another type of incentive that pays owners of renewable energy systems, including solar energy systems, a certain amount per unit of electricity they generate and provide to the grid. These incentives are often at above-market fixed-prices that are locked in over contract periods of 10 to 20 years. While FiTs are relatively rare as a solar policy mechanism in the United States (with only a handful of states offering them), they are more common internationally.
Environmental, Social and Governance (“ESG”)
Environmental responsibility has become a priority for investors, demonstrated by a meaningful trend in allocation of capital to companies that are leading and committed to the energy transition from fossil fuels to low-carbon alternatives. We recognize the importance of environmental stewardship, cultivating sustainable relationships with our employees, manufacturers and the communities where we operate, and accountability of our leadership to our stakeholders. As a renewable energy company, we are passionate about our role in facilitating the global transition away from fossil fuel energy sources and towards renewable energy sources. We intend to continue building our business and shaping our corporate culture by taking into account ESG principles applicable to our company. For example, we have received International Standards Organization (“ISO”) 14001:2015 environmental management system certification and ISO 9001:2015 quality management system certification at our corporate headquarters. ISO 14001:2015 and ISO 9001:2015 are globally recognized standards for environmental and quality management systems that provide a voluntary framework to identify key environmental and quality aspects within businesses. We have also received ISO’s Occupational Health and Safety Management certification, ISO 45001:2018. Our contract manufacturing partners also undergo a qualification process to remain on our approved vendor list, which includes a review and assessment of their environmental performance.
Electricity generation from fossil fuel sources results in a significant amount of greenhouse gas and particulate matter emissions, and our offering as a renewable solar energy-based solution helps mitigate this impact by acting as a replacement for such polluting sources. We believe our installed capacity has contributed to eliminating meaningful amounts of carbon dioxide, sulfur dioxide, nitrous oxide and particulate matter from the environment.
Seasonality
Our revenue may be impacted by seasonality and variability related to the timing of construction activity and expected declines in available ITCs for solar projects beginning in 2023, as described above. Based on historical experience, we have experienced lower levels of customer purchasing for delivery during winter months in cold-weather climates as it is more costly to our customers to set foundations when the ground is frozen.
Future ITC step-downs may also impact our customers’ purchasing patterns and affect the timing of our revenue recognition from one period to another.
Competition
The tracker industry is highly specialized and dominated by a relatively small number of companies. Our direct tracker competitors include Array Technologies, Inc. and NEXTracker Inc. We also compete indirectly with manufacturers of fixed-tilt mounting systems. We compete on the basis of product performance and features, total cost of ownership (usually measured by the levelized cost of energy), reliability and duration of product warranty, sales and distribution capabilities, training and customer support.
Patents, Trademarks and Tradenames
We maintain a robust program of research and development to continue to enhance and expand our product offerings to our customers. During the year ended December 31, 2021, our research and development costs totaled $11.5 million, including employee salaries and benefit costs.
Our trademarks and trade names, include, but are not limited to, Voyager Tracker, SunDAT, SunPath, Atlas and FTC Solar, which are protected under applicable intellectual property laws.

As of December 31, 2021, we had one U.S. trademark registration, five U.S. applications for trademark registration, 52 issued U.S. patents, twelve issued non-U.S. patents, six patent applications pending for examination in the U.S. and nine patent applications pending for examination in other countries related to panel attachments, solar tracking algorithms, related design and assembly methods, and software solutions. Our issued U.S. patents are expected to expire between 2022 and 2039.
Human Capital Resources
Our year-end headcount by department for each period was as follows:
Department	December 31, 2021	December 31, 2020	December 31, 2019
Operations and support	104	90	28
Research and development	47	43	25
Sales and marketing	22	13	3
General and administrative	50	32	8
Total headcount at period end	223	178	64
Most employees are located in North America and Asia with certain others based in the Middle East and Australia. We believe we have a diverse employee base in terms of gender, age, experience, background and ethnicity. As an example, the range of ages for our Executive Leadership Team and our global employee workforce at December 31, 2021, was as follows:
Age range of employees	Global Executive Leadership Team	Global employees
18 - 24	—	10
25 - 34	—	71
35 - 44	3	70
45 - 54	4	51
55 and over	4	21
Total at period end	11	223
Additionally, we gather ethnicity information on our U.S. employees, which at December 31, 2021, was as follows:
Ethnicity	U.S. based Executive Leadership Team	United States employees
Asian (not Hispanic or Latino)	4	18
Black or African American (not Hispanic or Latino)	—	8
Hispanic or Latino	—	10
Two or more races (not Hispanic or Latino)	1	6
White (not Hispanic or Latino)	5	81
Total at period end	10	123
We also seek to attract, advance and empower women in advancing their skills and career opportunities through networking, mentorship and professional development. At December 31, 2021, women held the following leadership positions within our company:
Leadership positions held by women	Global
Women on the board of directors	1
Women on the compensation committee of the board of directors	1
Women on and transitioning to the executive leadership team	2
Female program managers	20
Female people managers	6
We use a mix of competitive base salary, performance-based equity compensation awards and other employee benefits to attract, retain and motivate highly qualified employees and executives. The health and safety of our employees are of primary concern. During the COVID-19 pandemic, we have taken significant steps to protect our workforce, including but not limited to, working remotely when feasible and implementing social distancing protocols consistent with guidelines issued by federal, state and local governments.
We also are continuing to monitor governmental efforts to mandate companies such as us to require employees to be vaccinated against COVID-19 or have periodic testing. While we encourage our employees to become vaccinated and take other appropriate precautions in accordance with guidance from public health organizations, we will comply with governmental regulations at all of our locations, as necessary.
None of our employees are represented by a labor union, and we consider relations with our employees to be good.
Facilities
Our corporate headquarters located in Austin, Texas, consists of approximately 9,278 square feet of office space, the lease for which expires on October 31, 2025. We also have a lease expiring in 2026 for an applications laboratory located in Austin, Texas, consisting of 4,700 square feet.
In addition, we also lease approximately 5,300 square feet of warehouse space and 1,100 square feet of sales and support office space in Brendale, Australia and 2,500 and 2,860 square feet of sales and support office space in Hyderabad and Bangalore, India, respectively. We are also a member of SolarTAC, a collaborative research facility aimed at advancing proprietary and collaborative research projects to support the growth of individual solar energy companies as well as the solar industry as a whole. Through our SolarTAC membership, we have access to a development sandbox of 174,240 square feet in Aurora, Colorado that we primarily use for customer training, product development and certification. Our SolarTAC Chennai, India facility has approximately 43,560 square feet.
We outsource all manufacturing to contract manufacturing partners and currently do not own or lease any manufacturing facilities.
We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.
Legal Proceedings
From time to time, we are subject to routine legal proceedings in the normal course of operating our business. As of the date of this prospectus, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows.
On April 21, 2021, FCX Solar, LLC (“FCX”), filed a lawsuit against us in the United States District Court for the Southern District of New York. The complaint alleged breach of contract, fraud and unjust enrichment claims related to a patent license agreement and consulting relationship between FCX and us. FCX sought damages of approximately $134 million in the lawsuit. On July 2, 2021, we filed a motion to dismiss the fraud and unjust enrichment claims. On July 16, 2021, FCX filed an amended complaint asserting the same claims as the original complaint. On July 22, 2021, we advised the court that FTC would stand on its motion to dismiss, and at the request of the court, we filed a revised motion citing the amended complaint. FCX filed its response on August 19, 2021, and we filed a reply on September 7, 2021. Oral argument on our motion to dismiss was held on February 3, 2022, and the Court granted our motion on February 7, 2022, dismissing FCX’s fraud and unjust enrichment claims and leaving only a claim for breach of a license agreement. On May 29, 2021, FCX filed a separate lawsuit against us in the United States District Court for the Western District of Texas, alleging a claim for patent infringement related to U.S. Patent No. 10,903,782. FCX seeks an unspecified amount of damages, including past and future royalties, and injunctive relief. Our answer to that complaint was filed on June 22, 2021, along with our motion to transfer the patent suit to the Southern District of New York to be consolidated with the New York litigation. FCX filed an amended complaint asserting claims for direct patent infringement, indirect infringement by active inducement, and contributory infringement on July 27, 2021, and we filed our answer to that complaint on August 10, 2021. On October 25, 2021, our motion to transfer the case to the Southern District of New York was granted, and the patent case was consolidated with FCX’s contract case on November 19, 2021. Discovery in this consolidated matter is ongoing. We believe the claims asserted in both lawsuits are without merit, and we plan to vigorously defend against them. We and our management considered (a) the facts described above, (b) the preliminary stages of the proceedings and (c) the advice of outside legal counsel on the claims and determined that it is not probable that FCX will prevail on the merits. At this time, we believe that the likelihood of any material loss related to these matters is remote given the strength of our defenses.

MANAGEMENT
Our Executive Officers and Board of Directors
The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus.
Name	Age	Position
Sean Hunkler	59	President and Chief Executive Officer, Director
Patrick M. Cook	38	Chief Financial Officer and Treasurer
Nagendra Cherukupalli	62	Chief Technology Officer
Kristian Nolde	44	Vice President, Marketing and Strategy
Thurman J. “T.J.” Rodgers	73	Chairman of the Board
David Springer	53	Director
Ahmad Chatila	54	Director
William Aldeen (“Dean”) Priddy, Jr.	61	Director
Isidoro Quiroga Cortés	33	Director
Shaker Sadasivam	61	Director
Lisan Hung	52	Director
Sean Hunkler has served as our President and Chief Executive Officer since September 2021. Prior to joining the Company, Mr. Hunkler worked with Western Digital since August of 2018, most recently serving as the Executive Vice President of Global Operations, and having previously served as the Senior Vice President, Global Operations, and as the Senior Vice President, Manufacturing Operations. Prior to that, Mr. Hunkler served as Chief Operating Officer of Nexperia Semiconductors, a global semiconductor manufacturer created after its divestiture from NXP Semiconductors, from February 2017 to August 2018. From July 2012 to February 2017, he served as Executive Vice President, Global Operations of NXP Semiconductors, a global semiconductor manufacturer. Mr. Hunkler also served in senior leadership roles at Freescale Semiconductor, Motorola and SunEdison (formerly MEMC Electronic Materials). He holds a Master of Business Administration degree from the University of Texas at Austin and a Bachelor of Science degree in Chemical Engineering from The Johns Hopkins University.
Patrick M. Cook has served as our Chief Financial Officer and Treasurer since July 2019. Immediately prior to becoming our Chief Financial Officer, Mr. Cook worked in the corporate finance division of Dot Foods. From 2011 to 2017, Mr. Cook held multiple positions at SunEdison, including Vice President of Capital Markets and Corporate Finance and Treasurer of the Solar Energy Business Division. From 2006 to 2011, Mr. Cook held multiple leadership roles within Bank of America’s Structured Finance division, including Vice President of Structured Finance. Mr. Cook holds a Bachelor of Science degree in finance and quantitative methods from Bradley University.
Nagendra Cherukupalli has served as our Chief Technology Officer since January 2018 responsible for Voyager Tracker and software R&D. From 2008 to 2018, Mr. Cherukupalli worked in the renewable energy space at SunEdison and other startups where he was a chief technology officer and worked to define new products and solutions for utility scale and commercial and industrial spaces. As a Vice President at Cypress Semiconductor Corporation (“Cypress”) from 2001 to 2008, Mr. Cherukupalli was responsible for new semiconductor product designs. Mr. Cherukupalli started his career at AT&T Bell Labs as a Member of Technical Staff from 1985 to 1990 and worked on complex algorithms for the EDA industry at Cadence Design Systems and other startups from 1990 to 2001. Mr. Cherukupalli is currently a Senior Member of the IEEE (Institute of Electrical and Electronics Engineers), holds a degree in electronics from India, a Master of Science degree and a Ph.D. degree in computer science, each from the Illinois Institute of Technology, and is a graduate of the Stanford Executive Program at Stanford Graduate School of Business.
Kristian Nolde has served as our Vice President, Marketing and Strategy since July 2020. Mr. Nolde is responsible for our strategic direction, including M&A activities, as well as Marketing, Product Management, and Data and Analytics. Prior to joining our team, Mr. Nolde was an Associate Partner with McKinsey & Company (“McKinsey”). During his time with McKinsey from 2012 to 2020, Mr. Nolde worked with many leading power electronics and solar companies, working with them on accelerated growth transformations. Before joining McKinsey, Mr. Nolde worked as a systems developer for Amplitude Capital AG. Mr. Nolde holds a Bachelor of Science degree in general engineering sciences from Hamburg University of Technology and a Ph.D. degree in electrical engineering from the Swiss Federal Institute of Technology in Zurich.

Thurman J. “T.J.” Rodgers has served as the Chairman of our board of directors since January 2017. Mr. Rodgers has also served as the Chief Executive Officer and Chairman of the board of directors of Rodgers Silicon Valley Acquisition Corporation since its founding in September 2020. In 1982, Mr. Rodgers co-founded Cypress and served as its Chief Executive Officer until 2016. Mr. Rodgers also serves on the boards of directors of five other energy-related private companies: UpStart Power (fuel cells), Watt Fuel Cell Corp., Enovix Corporation (Li-ion batteries), Enphase Energy Inc. (microinverters) and Solaria Corporation (solar systems). Mr. Rodgers is the former Chairman of the board of directors of the Semiconductor Industry Association and SunPower Corporation. Mr. Rodgers served on the Dartmouth College board of trustees from 2004 to 2012 and holds the title Trustee Emeritus. Mr. Rodgers holds an A.B. degree in physics and chemistry from Dartmouth College and a Master of Science and a Ph.D. degree in electrical engineering, each from Stanford University.
David Springer is one of our co-founders and has served as a member of our board of directors since January 2017. Mr. Springer previously served as our Chief Executive Officer from January 2017 to May 2019 and as our Executive Vice President, Field Operations from May 2019 to April 2021. From 2013 to 2016, Mr. Springer was the Chief Operating Officer of Solar Materials at SunEdison. From 2011 to 2013, Mr. Springer was the Vice President of Manufacturing at MEMC Electronic Materials Inc. From 2005 to 2011, Mr. Springer held multiple leadership positions, including Vice President of Manufacturing Operations, at Freescale Semiconductor, Inc. Mr. Springer has also served as a Navy submarine officer. Mr. Springer has a Bachelor of Science degree in engineering from the United States Naval Academy.
Ahmad Chatila is one of our co-founders and has served as a member of our board of directors since January 2017. Mr. Chatila currently serves as the Managing Partner of Fenice Investment Group, a position he has held since 2017. Mr. Chatila is the co-founder and has served on the board of directors of NexGen Power Systems Inc. and Dimension, since 2017 and 2018, respectively. Mr. Chatila was also the transformation architect at Enphase Energy Inc. from 2017 to 2020. Mr. Chatila previously served as Chief Executive Officer and a member of the board of directors of SunEdison from 2009 to 2016, which filed for bankruptcy. Prior to joining SunEdison, Mr. Chatila served as Executive Vice President of the Memory and Imaging Division of Cypress from 2005 to 2009. Mr. Chatila also serves on the board of directors of the private companies Akra Inc., Ohmium, Inc., Biggie Inc. and SunEdison Infrastructure Limited. Mr. Chatila previously served as Chairman of the board of directors of TerraForm Power, Inc. and TerraForm Global Inc. Mr. Chatila holds a Bachelor of Science degree in electrical engineering from Arizona State University, a Master of Science degree in electrical engineering from Cornell University and has completed the Stanford Executive Program at Stanford University.
William Aldeen (“Dean”) Priddy, Jr. has served as a member of our board of directors since November 2020. Mr. Priddy began his career at Analog Devices where he held positions with increasing responsibility in finance and marketing from 1986 to 1991. In 1991, Mr. Priddy joined RFMD, a supplier of radio frequency integrated circuits for the various wireless markets, and served as Chief Financial Officer and Corporate Vice President of Administration and Secretary from July 1997 to December of 2014 when RFMD merged with TriQuint Semiconductor forming Qorvo. Mr. Priddy served as Chief Integration Officer of the merger and as Executive Vice President of Administration until his retirement from Qorvo in 2015. Mr. Priddy has served on the board of trustees of the University of North Carolina at Greensboro since 2015. He currently serves as a business and financial advisor to NovaCyte, an early-stage company focused on laboratory grown corneas and Novex, a specialty medical products company. Mr. Priddy holds a Bachelor of Science degree in business administration and a Master of Business Administration degree, each from the University of North Carolina at Greensboro.
Isidoro Quiroga Cortés has served as a member of our board of directors since April 2020. Mr. Quiroga Cortés manages a number of technology, energy and other investments through South Lake One LLC, including an investment in Enphase Energy Inc. in 2018. Mr. Quiroga Cortés serves on the board of directors of several companies, including, from 2013 to 2019, the board of directors of Australis Seafood. Additionally, from 2018 to 2020, Mr. Quiroga Cortés was a board observer of Enphase Energy Inc. Mr. Quiroga Cortés holds a Bachelor of Science degree in business administration from Pontificia Universidad Catolica de Chile.
Shaker Sadasivam has served as a member of our board of directors since January 2017. Mr. Sadasivam has served as the Chief Executive Officer of Auragent Bioscience, LLC since co-founding the company in 2018. From 2014 to 2016, Mr. Sadasivam served as President and Chief Executive Officer of SunEdison Semiconductor LLC. From 2009 to 2013, Mr. Sadasivam served as Executive Vice President and President of SunEdison. Mr. Sadasivam has served on the board of directors of II-VI Incorporated since 2016. Mr. Sadasivam also serves on the board of directors of the private companies Sfara, Inc., Dclimate Inc. and Sea Pharma, LLC, and is a member of the board of trustees of the Chesterfield Montessori School in Chesterfield, Missouri. Mr. Sadasivam holds a Bachelor of Science degree and a Master of Science degree in chemical engineering from the University of Madras and Indian Institute of Technology, a Master of Business Administration degree from Washington University and a Ph.D. degree in chemical engineering from Clarkson University.
Lisan Hung has served as a member of our board of directors since April 2021. Ms. Hung has also served as a member of the Rodgers Silicon Valley Acquisition Corporation board of directors since December 2020 and is also the Corporate Secretary and a member of the audit committee and of the compensation committee. Ms. Hung is currently the Vice President, General Counsel and Corporate Secretary of Enphase Energy, Inc. From 2014 to 2019, Ms. Hung was the Vice President of Legal Affairs, General Counsel and Corporate Secretary of Crocus Technology, Inc. From 2009 to 2014, she was the Vice President of Legal Affairs, General Counsel and Corporate Secretary of Kovio, Inc. Prior to that, Ms. Hung joined Advanced Micro Devices, Inc. in 1999, where she held a number of progressive leadership roles in the legal department until her departure in 2009 when she was the Director of Law for the Technology Group. Ms. Hung began her legal career at private law firms based in Silicon Valley. Ms. Hung holds a J.D. from Santa Clara University School of Law and a Bachelor of Science in Political Economy of Natural Resources from the University of California at Berkeley.
Election of Officers
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Composition of our Board of Directors
Our board of directors currently consists of eight directors.
Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. Our current directors will be divided among the three classes as follows:
•	the Class I directors will be Isidoro Quiroga Cortés, David Springer and Thurman J. “T.J.” Rodgers and their initial terms will expire at the annual meeting of stockholders to be held in 2022;
•	the Class II directors will be Shaker Sadasivam and Sean Hunkler and their initial terms will expire at the annual meeting of stockholders to be held in 2023; and
•	the Class III directors will be Ahmad Chatila, William Aldeen (“Dean”) Priddy, Jr. and Lisan Hung and their initial terms will expire at the annual meeting of stockholders to be held in 2024.
Each director’s term will continue until the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Any increase or decrease in the number of directors will be distributed evenly among the three classes so that each class will consist of as near an equal number of directors as possible. This classification of our board of directors may have the effect of delaying or preventing a change in control of our Company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions—Classified Board of Directors.”
Director Independence
Prior to the completion of our IPO, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that Thurman J. “T.J.” Rodgers, William Aldeen (“Dean”) Priddy, Jr., Isidoro Quiroga Cortés, Shaker Sadasivam and Lisan Hung are each an “independent director,” as defined under the Exchange Act and the rules of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Background and Experience of Directors
Our nominating and corporate governance committee is responsible for reviewing with our board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:
•	personal and professional integrity;
•	ethics and values;
•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;
•	experience in the industries in which we compete;
•	experience as a board member or executive officer of another publicly held company;
•	diversity of background and expertise and experience in substantive matters pertaining to our business relative to other board members;
•	conflicts of interest; and
•	practical and mature business judgment.
Board Committees
Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.
Audit Committee
Our audit committee consists of William Aldeen (“Dean”) Priddy, Jr., Lisan Hung and Shaker Sadasivam, with William Aldeen (“Dean”) Priddy, Jr. serving as chair. Our audit committee is responsible for, among other things:
•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;
•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;
•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;
•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;
•	reviewing with management and our independent auditors the adequacy and effectiveness of our internal controls over financial reporting processes;
•	assisting the board of directors in monitoring the performance of our internal audit function;
•	reviewing with management and our independent auditors our annual and quarterly financial statements;
•
reviewing and overseeing all transactions between us and a related person for which review or oversight is required by applicable law or that are required to be disclosed in our financial statements or SEC filings, and developing policies and procedures for the committee’s review, approval and/or ratification of such transactions;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.
The SEC rules and Nasdaq rules require us to have a majority of independent directors and all independent audit committee members within one year our IPO. William Aldeen (“Dean”) Priddy, Jr., Lisan Hung and Shaker

Sadasivam qualify as independent directors for purposes of serving on the audit committee under the corporate governance standards of Nasdaq and the independence requirements of Rule 10A-3 under the Exchange Act. Each member of our audit committee also meets the financial literacy requirements of Nasdaq listing standards. In addition, our board of directors has determined that William Aldeen (“Dean”) Priddy, Jr. and Shaker Sadasivam qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors has adopted a written charter for the audit committee, which is available on our corporate website at https://ftcsolar.com. The information our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Compensation Committee
Our compensation committee consists of Shaker Sadasivam, Lisan Hung and William Aldeen (“Dean”) Priddy, Jr., with Shaker Sadasivam serving as chair. The compensation committee is responsible for, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our Chief Executive Officer’s compensation level based on such evaluation;

•
reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending to the board of directors the compensation of our directors;
•	appointing and overseeing any compensation consultants;
•	reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;
•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and
•	reviewing and making recommendations with respect to our equity and equity-based compensation plans.
Our board of directors has determined that Shaker Sadasivam, Lisan Hung and William Aldeen (“Dean”) Priddy, Jr. meet the definition of “independent director” for purposes of serving on the compensation committee under Nasdaq rules, including the heightened independence standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 of the Exchange Act. Our board of directors has adopted a written charter for the compensation committee, which is available on our corporate website at https://ftcsolar.com. The information our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Lisan Hung, Shaker Sadasivam and Thurman J. “T.J.” Rodgers, with Lisan Hung serving as chair. The nominating and corporate governance committee is responsible for, among other things:
•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;
•	overseeing the evaluation of the board of directors and management;
•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and
•	recommending members for each committee of our board of directors.
Our board of directors has adopted a written charter for the nominating and corporate governance committee, which is available on our corporate website at https://ftcsolar.com. The information on our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee will have at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.
Code of Ethics and Other Policies
We have adopted a written code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is posted on our website, https://ftcsolar.com. Our code of business conduct and ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of the code on our website. The information on any of our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Additionally, we have adopted an insider trading policy that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. In 2021, our board of directors approved a waiver under our insider trading policy allowing our directors to undertake margin loans and hedging transactions with respect to our common stock.

EXECUTIVE AND DIRECTOR COMPENSATION
We are currently considered an “emerging growth company” within the meaning of the Securities Act for purposes of the SEC’s executive compensation disclosure rules. Accordingly, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to the following “Named Executive Officers,” which are the individuals who served as principal executive officer and the next two most highly compensated executive officers at the end of the fiscal year ended December 31, 2021 (the “2021 Fiscal Year”).
Our named executive officers for the 2021 Fiscal Year, which consist of our President and Chief Executive Officer, the two other most highly compensated executive officers who were serving as executive officers as of December 31, 2021, and our former President and Chief Executive Officer are listed below:
•	Sean Hunkler, President and Chief Executive Officer;
•	Ali Mortazavi, former Executive Vice President of Global Sales & Marketing;
•	Deepak Navnith, former Chief Operations Officer; and
•	Anthony P. Etnyre, former President and Chief Executive Officer.
Summary Compensation Table
The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the 2021 Fiscal Year, other than with respect to Mr. Etnyre who was also a Named Executive Officer in respect to 2020. Our compensation packages for the Named Executive Officers primarily consist of base salary, annual bonus and long-term incentive awards consisting of restricted stock unit awards and, in certain cases, stock options.
SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Sean Hunkler Chief Executive Officer	2021	182,308	250,000(5)	5,146,515	9,141,334	0	1,020	14,721,177
Ali Mortazavi Former Executive Vice President of Global Sales & Marketing	2021	293,750	0	4,561,611	0	0	9,055	4,256,010
Deepak Navnith(6) Former Chief Operations Officer	2021	206,346	0	3,319,281	0	0	1,045	3,155,572
Anthony P. Etnyre(7) Former Chief Executive Officer	2021	433,266	0	0	0	0	11,600	444,866
	2020	336,369	188,622	5,374,000	0	0	11,577	5,910,568
(1)
Amounts in this column reflect salary paid to the Named Executive Officers with respect to the relevant fiscal year. See the section entitled “Employment Agreements with Named Executive Officers” below for additional details. Each of Messrs. Hunkler, Mortazavi and Navnith first became a Named Executive Officer in respect of 2021.

(2)
Amounts in this column represent the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of stock awards granted to the Named Executive Officers with respect to the relevant fiscal year. Grants of restricted stock units were valued at the fair value of our common stock on the date of grant. The fair value per share of our common stock prior to our initial public offering was established by our board of directors based on the methodology described in Note 12 of our consolidated financial statements for the years ended December 31, 2019 and 2020. Subsequent to our initial public offering, grants of restricted stock units are valued at the closing price of our common stock on the date of grant as reported on the Nasdaq stock exchange.

(3)
The options granted to Mr. Hunkler contain market conditions requiring that our common stock achieve a value of $30 per share for one-half of the options (“$30 hurdle price”) and $60 per share for the other half of the options (“$60 hurdle price”), both over an established period of time. In addition, the options provide for a 4-year vesting period to begin upon achievement of the market conditions. The options, which have an exercise price of $8.14 per share, have been valued using a Monte Carlo simulation assuming Geometric Brownian Motion (GBM) in a risk-neutral framework using 100,000 simulation paths. Each of the simulation paths involved estimates of:

•	a time to vest based on estimated achievement of each hurdle price;
•	a simulated stock price upon vesting; and
•	assumptions as to the payoff upon immediate exercise of in-the-money options, discounted to present value using 7 year term-matched risk free rates based on the time to vest in each simulation path.
This model resulted in an average fair value across all simulation paths of $4.42 per option with a $30 hurdle price and $4.25 per option with a $60 hurdle price.
(4)
Amounts in this column reflect (i) in the case of Mr. Hunkler, $1,000 in 401(k) plan matching contributions and $20 in insurance premiums to Insperity Life Insurance made on his behalf during the 2021 Fiscal Year, (ii) in the case of Mr. Mortazavi, $9,000 in 401(k) plan matching contributions and $55 in insurance premiums to Insperity Life Insurance made on his behalf during the 2021 Fiscal Year, (iii) in the case of Mr. Navnith, $1,000 in 401(k) plan matching contributions and $45 in insurance premiums to Insperity Life Insurance made on his behalf during the 2021 Fiscal Year and (iv) in the case of Mr. Etnyre, $11,600 in 401(k) plan matching contributions made on his behalf during the 2021 Fiscal Year.

(5)
Amount represents the portion of the sign-on bonus for Mr. Hunkler payable pursuant to his employment agreement in the 2021 Fiscal Year (see the section entitled “Employment Agreements with Named Executive Officers” below for additional details).

(6)
Mr. Navnith stepped down from his office as of January 23, 2022. He remains employed as a non-executive employee in order to assist with the transition of his duties for a period that we expect will end in April of 2022.

(7)	Mr. Etnyre stepped down from his position as Chief Executive Officer as of September 21, 2021 and terminated employment with us after a transition period which ended on January 7, 2022.
Employment Agreements with Named Executive Officers
Each of our Named Executive Officers was a party to an employment agreement with us during the 2021 Fiscal Year, as described in greater detail below.
Mr. Hunkler’s Employment Agreement
We entered into an employment agreement on September 13, 2021 with Mr. Hunkler, our President and Chief Executive Officer. The employment agreement provided that Mr. Hunkler will receive an annual base salary, subject to adjustment in our sole discretion, and also provided that Mr. Hunkler will be eligible to participate in our annual profit sharing incentive plan, with a target annual cash bonus equal to 100% of his base salary, which target may be increased, but not decreased during his employment. Effective as of September 2021, Mr. Hunkler’s base salary was set at $650,000. Upon the effective date of the agreement, Mr. Hunkler was granted equity awards in the form of RSUs and performance-based options, which are subject to the 2021 Plan, and a cash sign-on bonus equal to $500,000 that is fully earned over the course of one year and payable in two equal installments ($250,000 of which was paid in 2021). The employment agreement provides that Mr. Hunkler’s employment with us is “at will” and can be terminated at any time by either party by providing written notice to the other party. The terms of Mr. Hunkler’s employment agreement providing for severance in certain circumstances are discussed below in the section entitled “Potential Payments upon Termination or Change in Control.”
Employment Agreements with Messrs. Mortazavi and Navnith
Our employment agreements with each of Mr. Mortazavi and Mr. Navnith provide that the executive will receive an annual base salary in the amount of $325,000 and $290,000, respectively, which may be adjusted in our sole discretion, and also provides that the executive will be eligible to participate in our annual and long term incentive plan. Subject to the achievement of certain performance criteria, Mr. Mortazavi will be entitled to receive a target annual cash bonus equal to 100% of his base salary plus an additional $50,000 for meeting certain performance goals, and Mr. Navnith will be entitled to receive a target annual cash bonus equal to 60% of his base salary, in both cases which target may be increased, but not decreased during the executive’s employment.
Each of Mr. Mortazavi and Mr. Navnith is also subject to certain restrictive covenants pursuant to his respective agreement with us, including an 18 month post-employment non-compete and non-solicit covenant.
Under their employment agreements, the employment of Mr. Mortazavi and Mr. Navnith with us is “at will” and may be terminated at any time by either the Company or the executive by providing written notice to the other party. The terms of the employment agreement with each of Mr. Mortazavi and Mr. Navnith providing for severance in certain circumstances is discussed below in the section entitled “Potential Payments upon Termination or Change in Control.”

2021 Bonus Arrangements
Our officers including the Named Executive Officers are eligible to participate in our annual incentive plan and to earn an annual bonus based on our financial performance as well as individual performance during the relevant year. Depending on the level of achievement and the resulting funding of the Company-wide bonus pool, the board of directors determines bonus eligibility for our Chief Executive Officer, and our Chief Executive Officer determined bonus eligibility for each other Named Executive Officer. As established for 2021, each Named Executive Officer could earn a target bonus amount equal to: 100% of base salary for Mr. Hunkler, 100% of base salary for Mr. Mortazavi and 60% of base salary for Mr. Navnith. During 2021, the performance metrics established under our incentive plan were our “Critical Success Factors,” a set of metrics related to safety/environmental, quality, delivery, revenue, financials, people/HR, products/solutions (including R&D) and long-term value, which are approved by our board of directors and which we track throughout the year. Mr. Mortazavi is also eligible to earn a $50,000 incentive bonus for every 100 megawatts sold above our committed Annual Operating Plan, payable annually. Following the close of the 2021 Fiscal Year, the board of directors determined that the threshold level of achievement of the Critical Success Factors had not been met, resulting in no funding of the Company-wide bonus pool.
2021 Equity Grants
In General. Since 2017, we have granted equity-based compensation in the form of stock option awards, restricted stock awards and restricted stock unit awards to key employees. The grant date fair value of awards made during 2021 to the Named Executive Officers is set forth in the Summary Compensation Table above. Additional information regarding awards made to the Named Executive Officers under the Company’s equity plans and which remained outstanding as of December 31, 2021 is detailed in accordance with SEC rules in the Outstanding Equity Awards at 2021 Fiscal Year-End table below.
Mr. Hunkler. In 2021, Mr. Hunkler received the following equity awards under the 2021 Plan: (i) 632,250 RSUs subject to a four-year installment vesting schedule based on continued employment, (ii) a performance-based option to acquire 1,053,750 shares of our common stock (“$30 Options”), granted at fair market value, which will be subject to a four year installment vesting schedule commencing on the first date after which the common stock has (a) closed above $30 per share on both the first and last day of any 90 day period, (b) closed above $30 per share on both the first and last day of any 60 trading day period during such 90 day period and (c) closed above $30 per share on at least 45 trading days during such 60 trading day period, provided that the $30 Options will be forfeited to the extent that such date has not occurred within 4 years of the effective date of Mr. Hunkler’s employment agreement or between the 4-year anniversary and the 7-year anniversary of such effective date in certain circumstances, and (iii) a performance-based option to acquire 1,053,750 shares of our common stock (“$60 Options”), granted at fair market value, under substantially the same conditions as described for the $30 Options, replacing the $30 target with $60; provided that the $60 Options will be forfeited to the extent that the performance target has not been met prior to the 7-year anniversary of the effective date of his employment agreement.
Other Named Executive Officers. In 2021, Messrs. Mortazavi and Navnith received awards of RSUs under the FTC Solar, Inc. 2017 Stock Incentive Plan (the “2017 Plan”), on January 25, 2021 and April 16, 2021, respectively, as incentives prior to the effectiveness of our initial public offering. The awards made to Messrs. Mortazavi and Navnith under the 2017 Plan generally vest over a four-year vesting period, with one quarter of the award vesting on the first anniversary of the grant date and 1/48 of the award vesting each month thereafter on the anniversary until the end of the four-year vesting period, based on continued employment. The awards were also subject to the performance condition that a “Liquidity Event” occur prior to June 29, 2022, which was satisfied on the effective date of our initial public offering.
Pension and Non-Qualified Deferred Compensation Plans; Employee Benefits
We do not maintain a pension plan or non-qualified deferred compensation plan for any of our Named Executive Officers.
Our compensation program for Named Executive Officers also features other benefits, including participation in our 401(k) savings plan, a tax-qualified defined contribution plan under which participants can save for retirement subject to IRS limits and life, disability and health insurance benefits on the same general terms as other participants in these programs.

Outstanding Equity Awards as of 2021 Fiscal Year End
The following table provides information regarding unexercised or unearned stock option awards and unvested or unearned stock awards held by our Named Executive Officers as of December 31, 2021.
OUTSTANDING EQUITY AWARDS AT 2021 FISCAL YEAR-END TABLE
	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(1) (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Sean Hunkler	0	0	1,053,750	8.14	9/23/2031	632,250	4,779,810	0	0
			1,053,750	8.14	9/23/2031
Ali Mortazavi	0	0	0	N/A	N/A	645,714	4,881,598	0	0
Deepak Navnith	0	0	0	N/A	N/A	329,867	2,493,795	0	0
Anthony Etnyre	0	0	0	0	0	0	0	0	0
(1)
The options granted to Mr. Hunkler contain market conditions requiring that our common stock achieve a $30 hurdle price for one-half of the options and $60 hurdle price for the other half of the options, both over an established period of time. In addition, the options provide for a 4-year vesting period to begin upon achievement of the market conditions.

(2)
The restricted stock unit awards made to our Named Executive Officers generally vest over a four-year vesting period, with one quarter of the award vesting on the first anniversary of the grant date and 1/48 of the award vesting each month thereafter on the anniversary until the end of the four-year vesting period, based on continued employment. This column indicates restricted stock units that had not vested as of December 31, 2021.

(3)	Based on the closing price of $7.56 per share of our common stock as of December 31, 2021.
Equity Compensation Plans
FTC Solar, Inc. 2021 Stock Incentive Plan
The board of directors has adopted, as of April 16, 2021, and the stockholders of the company have approved the 2021 Plan which became effective with the IPO of the Company. The purpose of the 2021 Plan is to provide additional incentives to selected officers, employees, non-employee directors, independent contractors and consultants, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. The material terms of the 2021 Plan are summarized below.
Administration and Eligibility.
The 2021 Plan is administered by the compensation committee of our board of directors, which complies with applicable requirements of Section 16 of the Exchange Act and other applicable legal or stock exchange listing requirements. The plan administrator may interpret the 2021 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2021 Plan.
The 2021 Plan permits the plan administrator to select the officers, employees, non-employee directors, independent contractors and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of our common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Shares Available and Certain Limitation
The 2021 Plan provides that a maximum number of 12,645,239 shares of our common stock may be issued pursuant to the 2021 Plan, subject to adjustment as provided by the 2021 Plan, (the “Initial Maximum”), which Initial Maximum will be automatically increased on January 1, 2022, and each January 1st thereafter, by an amount equal to the lesser of (i) 4% of the total number of shares of our common stock issued and outstanding on each December 31st immediately prior to the date of increase and (ii) a number of shares of our common stock determined by the plan administrator. A number of shares of our common stock up to the Initial Maximum may be issued under the 2021 Plan as incentive stock options. Non-employee directors may not be granted awards during any calendar year with a grant date fair value that, when aggregated with such non-employee director’s cash fees with respect to such calendar year, exceed $750,000 in total value or $1,000,000 in total value upon initial appointment.
Shares of our common stock subject to an award under the 2021 Plan that remain unissued upon the cancellation, termination or expiration of the award will again become available for grant under the 2021 Plan. However, shares of our common stock that are exchanged by a participant or withheld by us as full or partial payment in connection with any award under the 2021 Plan, as well as any shares of our common stock exchanged by a participant or withheld by us to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the 2021 Plan. To the extent an award is paid or settled in cash, the number of shares of our common stock previously subject to the award will again be available for grants pursuant to the 2021 Plan. To the extent that an award can only be settled in cash, such award will not be counted against the total number of shares of our common stock available for grant under the 2021 Plan.
Awards and Vesting
Restricted Stock Units and Restricted Stock. RSUs and restricted stock may be granted under the 2021 Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs and restricted stock. If the restrictions, performance objectives or other conditions determined by the plan administrator are not satisfied, the RSUs and restricted stock will be forfeited. Subject to the provisions of the 2021 Plan and the applicable individual award agreement, the plan administrator may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service, or a participant’s death or disability. The rights of RSU and restricted stock holders upon a termination of employment or service will be set forth in individual award agreements.
Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted stock, provided that any dividends declared during the restricted period with respect to such restricted stock will generally only become payable if the underlying restricted stock vests. During the restricted period, participants with RSUs will generally not have any rights of a stockholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights that will be paid at the time that shares of our common stock in respect of the related RSUs are delivered to the participant.
Stock Options. We may issue stock options under the 2021 Plan. Options granted under the 2021 Plan may be in the form of non-qualified options or “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) as set forth in the applicable individual option award agreement. The exercise price of all options granted under the 2021 Plan will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of the related shares of our common stock on the date of grant. The maximum term of all stock options granted under the 2021 Plan will be determined by the plan administrator, but may not exceed ten years. Each stock option will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement.
Stock Appreciation Rights. Stock Appreciation Rights (“SARs”) may be granted under the 2021 Plan either alone or in conjunction with all or part of any option granted under the 2021 Plan. A free-standing SAR granted under the 2021 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over the base price of the free-standing SAR. A SAR granted in conjunction with all or part of an option under the 2021 Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our common stock over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related shares of our common stock on the date of grant. The maximum term of all SARs granted under the 2021 Plan will be determined by the plan administrator, but may not exceed ten years. The plan administrator may determine to settle the exercise of a SAR in shares of our common stock, cash or any combination thereof.
Each free-standing SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual free-standing SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.
Other Stock-Based Awards. Other stock-based awards, valued in whole or in part by reference to, or otherwise based on, shares of our common stock (including dividend equivalents) may be granted under the 2021 Plan. Any dividend or dividend equivalent awarded under the 2021 Plan will be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards and will only become payable if the underlying awards vest. The plan administrator will determine the terms and conditions of such other stock-based awards, including the number of shares of our common stock to be granted pursuant to such other stock-based awards, the manner in which such other stock-based awards will be settled (e.g., in shares of our common stock or cash or other property), and the conditions to the vesting and payment of such other stock-based awards (including the achievement of performance objectives).
Bonuses payable in fully vested shares of our common stock and awards that are payable solely in cash may also be granted under the 2021 Plan.
Performance Criteria. The plan administrator may grant equity-based awards and incentives under the 2021 Plan that are subject to the achievement of performance objectives selected by the plan administrator in its sole discretion. The business criteria may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to us or any of our affiliates, or one of our divisions or strategic business units or a division or strategic business unit of any of our affiliates, or may be applied to our performance relative to a market index, a group of other companies or a combination thereof, all as determined by the plan administrator. The business criteria may also be subject to a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made, and a maximum level of performance above which no additional payment will be made. The plan administrator will have the authority to make equitable adjustments to the business criteria, as may be determined by the plan administrator in its sole discretion.
Certain Transactions and Withholding Taxes
In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, corporate transaction or event, special or extraordinary dividend or other extraordinary distribution (whether in the form of shares of our common stock, cash or other property), stock split, reverse stock split, subdivision or consolidation, combination, exchange of shares or other change in corporate structure affecting the shares of our common stock, an equitable substitution or proportionate adjustment shall be made, at the sole discretion of the plan administrator, in (i) the aggregate number of shares of our common stock reserved for issuance under the 2021 Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the 2021 Plan, (iii) the kind, number and purchase price of shares of our common stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs, stock bonuses and other stock-based awards granted under the 2021 Plan or (iv) the performance goals and periods applicable to awards granted under the 2021 Plan. Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of our common stock, cash or other property covered by such awards over the aggregate exercise price or base price, if any, of such awards, but if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of the shares of our common stock, cash or other property covered by such award, our board of directors may cancel the award without the payment of any consideration to the participant.
Unless otherwise determined by the plan administrator and evidenced in an award agreement, in the event that (i) a “change in control” (as defined in the 2021 Plan) occurs and (ii) a participant’s employment or service is terminated without cause, or with good reason (to the extent applicable), within 12 months following the change in control, then (a) any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and (b) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2021 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be achieved at target performance levels.
Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of an amount up to the maximum statutory rates in the participant’s applicable jurisdictions with respect to any award granted under the 2021 Plan, as determined by us. We have the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of our common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of our common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy our withholding obligation with respect to any award.
Amendment, Termination and Clawback Provisions
The 2021 Plan provides our board of directors with the authority to amend, alter or terminate the 2021 Plan, but no such action may adversely affect the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may adversely affect the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law.
No award will be granted pursuant to the 2021 Plan on or after the tenth anniversary of the effective date of the 2021 Plan (although awards granted before that time will remain outstanding in accordance with their terms).
All awards will be subject to the provisions of any clawback policy implemented by us to the extent set forth in such clawback policy, and will be further subject to such deductions and clawbacks as may be required to be made pursuant to any law, government regulation or stock exchange listing requirement.
Prior Plan
Prior to the Company’s IPO, the Company granted equity awards under the 2017 Plan. Effective upon the IPO, the 2017 Plan was superseded by the 2021 Plan and no further awards will be made under the 2017 Plan.
FTC Solar, Inc. 2021 Employee Stock Purchase Plan
In connection with the IPO, our board of directors has adopted, and our stockholders have approved, the ESPP, which became effective upon the completion of the IPO.
As of the date hereof, the board of directors has not authorized an initial offering period under the ESPP. If an offering period is authorized in the discretion of our board of directors, the ESPP permits our employees to contribute between 1% and 10% of base salary to purchase our shares of common stock at a discount. Our board of directors may at any time and for any reason terminate or amend the ESPP. The purpose of the ESPP is to facilitate our employees’ participation in the ownership and economic progress of our company by providing our employees with an opportunity to purchase shares of our common stock.
Authorized Shares. Subject to adjustment, an initial maximum of 1,686,031 shares of our common stock will be available for issuance under the ESPP. The initial share reserve is automatically increased each January 1st, by an amount equal to 1% (or such lesser number of shares or zero shares as determined by the plan administrator in its sole discretion) of the issued and outstanding shares of common stock on each December 31st immediately prior to the date of increase.
Administration. The compensation committee of our board of directors will administer the ESPP and will have full and exclusive authority to construe, interpret and apply the terms of the ESPP; determine eligibility to participate under the ESPP (subject to Section 423 of the Code); and adjudicate and resolve disputes under the ESPP.
Eligibility. Our employees who are employed on the first day of any offering period, may participate in the ESPP, except that no employee will be eligible to participate in the ESPP if, immediately after the grant of an option to purchase shares under the ESPP, that employee would own 5% of the total combined voting power or value of all classes of our common stock.

Participation. In order to participate in the ESPP, an employee who is eligible at the beginning of an offering period will authorize payroll deductions between 1% and 10% of base salary on an after-tax basis for each pay date during the offering period. A participant may not make any separate cash payment into his or her account, but may alter the amount of his or her payroll deductions during an offering period and may withdraw from participation.
No participant may accrue options to purchase shares of our common stock at a rate that exceeds $25,000 in fair market value of our common stock (determined as of the first day of the offering period during which such rights are granted) for each year in which such rights are outstanding at any time.
Offering Periods. The ESPP may be implemented by one or more offering periods established in the discretion of the plan administrator. Each offering will commence at such time and be of such duration not to exceed 27 months, as determined by the plan administrator prior to the start of the applicable offering period, with purchases being made on the last trading day of each offering period.
Purchases. On the last day of an offering period, also referred to as the exercise date, a participant’s accumulated payroll deductions are used to purchase shares of our common stock. The maximum number of full shares subject to option shall be purchased for such participant at the applicable purchase price with the accumulated payroll deductions (and contributions) in his or her account. Participants are not entitled to any dividends or voting rights with respect to options to purchase shares of our common stock under the ESPP. Shares of common stock received upon exercise of an option shall be entitled to receive dividends on the same basis as other outstanding shares of our common stock.
Withdrawal and Termination of Employment. A participant can withdraw all, but not less than all, of the payroll deductions and other contributions credited to his or her account for the applicable offering period by delivery of notice prior to the exercise date for such offering period. If a participant’s employment is terminated on or before the exercise date (including due to retirement or death), the participant will be deemed to have elected to withdraw from the ESPP, and the accumulated payroll deductions held in the participant’s account will be returned to the participant or his or her beneficiary (in the event of the participant’s death).
Adjustments upon Changes in Capitalization and Certain Transactions. In the event of a dividend or distribution, stock split, reverse stock split, spin-off or other similar transaction, or other change in corporate structure affecting shares of our common stock or their value, the number of shares of common stock reserved for issuance under the ESPP, purchase price per share and the maximum number of shares that may be purchased on an exercise date will be equitably adjusted to reflect changes in our common stock effected without consideration being paid to us. In the event of a proposed sale of all or substantially all of our assets or a merger of us with or into another corporation, the plan administrator may determine in its discretion to shorten the offering period then in progress and set as the new exercise date the date immediately prior to the date of any transaction or event described above and provide for necessary procedures to effectuate such actions. If no new exercise date is set under the ESPP, participant contributions in respect of an open offering period will be refunded to participants.
Amendment and Termination. Our board of directors may at any time or for any reason amend or terminate the ESPP. Except to the extent required to comply with Section 423 of the Code, as required to obtain a favorable tax ruling from the IRS, or as specifically provided in the ESPP, no such amendment or termination may adversely affect an option previously granted without the consent of such participant.
U.S. Federal Income Tax Consequences. The ESPP and the options to purchase shares of our common stock granted to participants under the ESPP are intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon a sale or other disposition of the shares, the participant’s tax consequences will generally depend upon his or her holding period with respect to the shares. If the shares are sold or disposed of more than two years after the first day of the relevant offering period and one year after the date of acquisition of the shares, the participant will recognize ordinary income equal to the lesser of (1) an amount equal to 15% of the fair market value of the shares as of the date of option grant or (2) the excess of the fair market value of the shares at the time of such sale or disposition over the exercise price of the option. Any additional gain on such sale or disposition will be treated as long-term capital gain. We are generally not allowed a tax deduction for such ordinary income or capital gain.

If shares are disposed of before the expiration of these holding periods, the difference between the fair market value of such shares at the time of purchase and the exercise price will be treated as income taxable to the participant at ordinary income rates in the year in which the sale or disposition occurs, and we will generally be entitled to a tax deduction in the same amount in such year.
Potential Payments Upon Termination or Change in Control
Under Employment Agreements
Circumstances Resulting in Severance.
Mr. Hunkler. Pursuant to the employment agreement entered into with Mr. Hunkler, if he is terminated by us without Cause or resigns his employment for Good Reason prior to a change in control (as each such term is defined in the agreement), subject to the execution and non-revocation of a release, he will become entitled to the following severance payments and benefits: (i) cash severance equal to 1.5 times his base salary (payable in substantially equal installments over 18 months following the termination of employment in accordance with our regular payroll practices); (ii) any earned but unpaid annual cash bonus for the immediately preceding fiscal year and a prorated annual cash bonus for the year in which the date of termination occurs based on actual performance, to be paid in a lump sum at the same time as annual bonuses are paid to other senior officers; and (iii) a lump sum payment equal to the cost of COBRA benefits for Mr. Hunkler and his spouse and eligible dependents for a period of 18 months following the date of termination, payable on the first regularly scheduled payroll date on or following the 60 days after the date of termination.
If Mr. Hunkler is terminated by us without Cause or resigns his employment for Good Reason on or within 12 months following a Change in Control (as defined in the agreement), subject to the execution and non-revocation of a release, he will become entitled to the following severance payments and benefits: (i) cash severance equal to 2 times the sum of his base salary and target bonus (without regard to any reduction resulting in Good Reason and payable in a lump sum on the first regularly scheduled payroll date on or following the 60 days after the date of termination); (ii) any earned but unpaid annual cash bonus for the immediately preceding fiscal year and a prorated annual cash bonus for the year in which the date of termination occurs based on actual performance, to be paid in a lump sum at the same time as annual bonuses are paid to other senior officers; (iii) a lump sum payment equal to the cost of COBRA benefits for Mr. Hunkler and his spouse and eligible dependents for a period of 18 months following the date of termination, payable on the first regularly scheduled payroll date on or following the 60 days after the date of termination; (iv) full vesting of any unvested equity-based awards (at target level of achievement for any performance-based award) then held by Mr. Hunkler. Notwithstanding the foregoing, the $30 Options and the $60 Options, respectively, will only become vested and exercisable pursuant to the terms of the employment agreement if the $30 Effective Date (as defined in the agreement) has occurred as of the date of the applicable Change in Control, and the $60 Effective Date (as defined in the agreement) has occurred as of the date of such Change in Control. Following such a termination in connection with a Change in Control, Mr. Hunkler would also be entitled to receive reimbursement for his legal fees and expenses to the extent incurred by him in disputing in good faith any issue relating to his termination of employment.
In the event that Mr. Hunkler’s employment is terminated by us for Cause or as a result of his death or disability, or if the executive resigns his employment other than for Good Reason, the executive will solely receive certain accrued rights, including any accrued but unpaid base salary, vested employee benefits and, if the executive is terminated as a result of his death or disability, any earned but unpaid annual cash bonus for the immediately preceding fiscal year (payable at the same time as other senior officers).
Messrs. Mortazavi and Navnith. Pursuant to the employment agreements entered into with each of Mr. Mortazavi and Mr. Navnith, if the executive is terminated by us without Cause or the executive resigns his employment for Good Reason (as each such term is defined in the agreement), subject to the execution and non-revocation of a release, the executive will become entitled to the following severance payments and benefits: (i) cash severance equal to 1 times his base salary (payable in substantially equal installments over 12 months following the termination of employment in accordance with our regular payroll practices); (ii) any earned but unpaid annual cash bonus for the immediately preceding fiscal year and a prorated annual cash bonus for the year in which the date of termination occurs based on actual performance, to be paid at the same time as annual bonuses are paid to other senior officers; and (iii) a lump sum payment equal to the cost of COBRA benefits for the executive and his spouse and eligible dependents for a period of 18 months following the date of termination, payable on the first regularly scheduled payroll date on or following the 60 days after the date of termination.

Departure of Named Executive Officer During 2021. Mr. Etnyre stepped down from his position as Chief Executive Officer as of September 21, 2021 and ceased employment after a transition period which ended on January 7, 2022. In 2022, pursuant to his employment agreement with the Company, Mr. Etnyre became entitled to severance based on a termination without Cause (as such term is defined in the agreement), subject to his execution and non-revocation of a release and his continued compliance with the non-compete and other restrictive covenants, equal to 1.5 times his base salary (payable in substantially equal installments over 18 months following the termination of employment in accordance with our regular payroll practices) and a lump sum payment equal to the cost of COBRA benefits for Mr. Etnyre and his spouse and eligible dependents for a period of 18 months following the date of termination, payable on the first regularly scheduled payroll date on or following the 60 days after the date of termination.
Departure of Named Executive Officers after the close of Fiscal Year 2021.
Mr. Mortazavi stepped down from his position as Executive Vice President, Global Sales and Marketing as of March 11, 2022 and will cease employment after a transition period of approximately 30 days. In 2022, pursuant to his employment agreement with the Company, Mr. Mortazavi will become entitled to severance based on a termination without Cause (as such term is defined in the agreement), subject to his execution and non-revocation of a release and his continued compliance with the non-compete and other restrictive covenants, equal to one times his base salary (payable in substantially equal installments over 12 months following the termination of employment in accordance with our regular payroll practices) and a lump sum payment equal to the cost of COBRA benefits for Mr. Mortazavi and his spouse and eligible dependents for a period of 12 months following the date of termination, payable on the first regularly scheduled payroll date on or following the 60 days after the date of termination.
As of January 23, 2022, Mr. Navnith stepped down from his position as Chief Operations Officer which was eliminated by the Company, and will cease employment after a transition period that we expect will end in April of 2022. In 2022, pursuant to his employment agreement with the Company, Mr. Navnith will become entitled to severance based on a termination without Cause (as such term is defined in the agreement), subject to his execution and non-revocation of a release and his continued compliance with the non-compete and other restrictive covenants, equal to one times his base salary (payable in substantially equal installments over 12 months following the termination of employment in accordance with our regular payroll practices) and a lump sum payment equal to the cost of COBRA benefits for Mr. Navnith and his spouse and eligible dependents for a period of 12 months following the date of termination, payable on the first regularly scheduled payroll date on or following the 60 days after the date of termination.
Under Equity Compensation Plans
2021 Plan. Unless otherwise determined by the plan administrator and evidenced in an award agreement, in the event that (i) a “change in control” (as defined in the 2021 Plan) occurs and (ii) a participant’s employment or service is terminated without cause, or with good reason (to the extent applicable), within 12 months following the change in control, then (a) any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and (b) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2021 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be achieved at target performance levels.
2017 Plan Option Award Agreements. The option award agreements with the Named Executive Officers under the 2017 Plan provide that outstanding vested options will expire three months following the participant’s termination date.
In the event that (i) a “change in control” (as defined in the 2017 Plan) occurs and (ii) a participant incurs a qualifying termination of employment within 12 months following the change in control, then (a) any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and (b) any restrictions and forfeiture conditions applicable to an award will lapse. The completion of the IPO did not constitute a change in control under the 2017 Plan.

Director Compensation
Commencing with the completion of the IPO, our non-employee directors are entitled to the following compensation, as applicable:
Cash Compensation.
Each non-employee director will receive, in respect of his or her service on our board of directors, an annual cash retainer equal to $50,000, payable at the beginning of the year or upon completion of the IPO for the year of the IPO (2021) (or, for any such director beginning service in the year of the IPO but following completion of the IPO, on the date he or she begins service).
The non-employee chairman of the board is entitled to receive, in respect of his or her service as the non-employee chairman of the board, an annual cash retainer equal to $30,000, payable at the beginning of the year or upon completion of the IPO in the year of the IPO.
Each committee chair is entitled to receive the following cash compensation for service on our board of directors and its committees, in each case payable at the beginning of the year or upon completion of the IPO in the year of the IPO:
•	$20,000 annual cash retainer for service as the committee chair of the audit committee;
•	$15,000 annual cash retainer for service as the committee chair of the compensation committee; and
•	$10,000 annual cash retainer for service as the committee chair of the nominating and corporate governance committee.
Such fees will be prorated for any partial year of service for directors appointed after completion of the IPO.
Equity Compensation.
Upon each non-employee director’s appointment to our board of directors (or as set forth in the next sentence), the director will receive, in respect of his or her service on our board of directors, an initial grant of RSUs valued at $240,000 that will vest in three equal installments on each of the first three anniversaries of the date of grant, subject in each case to the non-employee director’s continued service on our board of directors through and including the applicable vesting date. Each non-employee director serving on the board of directors prior to the completion of the IPO received such an initial equity award of $240,000 upon the completion of the IPO (or, in the case of a director who was also an employee of the Company, on the date that the employee director became a non-employee director).
On the date of the annual meeting of stockholders, each non-employee director will receive, in respect of his or her service on our board of directors, an annual grant of RSUs valued at $160,000 that will vest in full on the first anniversary of the date of grant or the next annual meeting of stockholders, if earlier. The annual grant valued at $160,000 will additionally be made upon completion of the IPO in the year of the IPO to our non-employee directors currently serving, or, in the case of a director who was also an employee of the Company, on the date that the employee director becomes a non-employee director. For any non-employee director beginning service in the same year but following the IPO, the annual grant of RSUs will be made on the date he or she begins service. Such annual grant will be prorated for any partial year of service for directors appointed after completion of our IPO.
Other Benefits
Each of our non-employee directors will be reimbursed for his or her cost of procuring health insurance coverage for the director and his or her dependents, as determined in the discretion of the compensation committee.

2021 Fiscal Year Director Compensation Table
The following table sets forth information regarding compensation earned by or paid to our directors for the 2021 Fiscal Year, excluding Mr. Hunkler, for whom we provided compensation disclosure in the Summary Compensation Table.
Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Thurman J. (“T.J.”) Rodgers	80,000	1,353,508	0	1,433,508
David Springer	34,611	338,476	154,226	527,313
Ahmad Chatila	50,000	258,144	25,886	334,030
William Aldeen (“Dean”) Priddy, Jr.	70,000	822,417	32,324	924,741
Isidoro Quiroga Cortés	50,000	1,353,508	0	1,403,508
Shaker Sadasivam	65,000	1,353,508	8,478	1,426,986
Lisan Hung	60,000	1,353,508	0	1,413,508
(1)
Amounts represent cash retainer payments made with respect to services as a non-employee director in 2021. Mr. Springer ceased to be employed by us and continued in service on the board as a non-employee director on July 16, 2021. Accordingly, his cash fees have been prorated for the portion of 2021 during which he served solely on the board.

(2)
Includes grants of RSUs under the 2017 Plan to each of the independent directors prior to the IPO. The RSUs will vest in four equal installments on each anniversary of the date of grant subject to continued service by the director through each applicable vesting date. The RSUs listed above also include the RSUs granted under the director compensation program described above in fiscal 2021 under the 2021 Plan. Amounts represent the aggregate grant date fair value of the restricted stock unit awards made to the non-employee director during the 2021 Fiscal Year, computed in accordance with FASB ASC Topic 718. As of December 31, 2021, our directors held the following restricted stock unit awards in the aggregate:

Name	RSUs (#)
Thurman J. (“T.J.”) Rodgers	166,838
David Springer	33,119
Ahmad Chatila	30,768
William Aldeen (“Dean”) Priddy, Jr.	166,837
Isidoro Quiroga Cortés	166,838
Shaker Sadasivam	166,838
Lisan Hung	166,838
(3)
Amounts represent the incremental cost to the Company of providing health insurance benefits to certain directors. The column for Mr. Springer represents $148,593 paid to him during 2021 for his services as our employee and $5,633 for health benefits described above; the column for Mr. Chatila represents $17,408 paid to him as salary prior to the IPO and $8,478 for health benefits described above; the column for Mr. Priddy represents $23,846 paid to him as salary prior to the IPO and $8,478 for health benefits described above. .

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 11, 2022 by:
•	each stockholder known by us to own beneficially more than 5% of our outstanding shares of common stock;
•	each of our directors and named executive officers individually; and
•	all of our directors and executive officers as a group.
The amounts and percentages of our common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of March 11, 2022. Securities that can be so acquired are not deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
Our determination of the percentage of beneficial ownership is based on 99,144,385 shares of our common stock outstanding as of March 11, 2022. Unless otherwise indicated, the business address of each such beneficial owner is c/o 9020 N Capital of Texas Hwy, Suite I-260, Austin, Texas 78759.
Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
	Shares of Common Stock Beneficially Owned
Name of Beneficial Owner	Number	%
5% Stockholders:
ARC Family Trust(1)	21,941,357	22.1%
South Lake One LLC(2)	14,652,750	14.8%
Named Executive Officers and Directors:
Sean Hunkler	0	*%
Ali Mortazavi(3)	224,200	*%
Deepak Navnith(4)	158,968	*%
Anthony P. Etnyre(5)	3,977,622	4.0%
Thurman J. “T.J.” Rodgers(6)	3,820,546	3.9%
David Springer(7)	10,377,721	10.5%
Ahmad Chatila(8)	329,310	*%
William Aldeen (“Dean”) Priddy, Jr.(9)	73,092	*%
Isidoro Quiroga Cortés(10)	736,357	*%
Shaker Sadasivam(11)	25,010,928	25.1%
Lisan Hung(12)	52,477	*%
All Executive Officers and Directors as a group (11 individuals)	45,090,719	45.3%
*	Represents beneficial ownership of less than 1%
(1)
The ARC Family Trust was established by Mr. Chatila for the benefit of certain members of his family. Mr. Sadasivam is the trustee of the ARC Family Trust and has sole voting and dispositive power with respect to these shares. The address of this shareholder is 20 Montchanin Road, Suite 100, Greenville, DE 19807.

(2)
Isidoro Quiroga Cortés, María Victoria Quiroga Moreno, Martín Guiloff Salvador and Felipe Correa González, in their capacity as members of the board of directors, may be deemed to have voting and dispositive power (acting jointly Isidoro Quiroga Cortés or María Victoria Quiroga Moreno with any of Martín Guiloff Salvador and Felipe Correa González) with respect to all shares held by South Lake One LLC. The principal business address for South Lake One LLC is shareholder is 5711 Pdte. Riesco, Office No. 1603, Las Condes, Santiago, Chile.

(3)
Consists of (i) 194,307 shares of common stock held by Mr. Mortazavi and (ii) 29,893 shares of common stock to be issued from the settlement of restricted stock units that will vest within 60 days of March 11, 2022 held by Mr. Mortazavi.

(4)
Consists of (i) 55,885 shares of common stock held by Mr. Navnith and (ii) 103,083 shares of common stock to be issued from the settlement of restricted stock units that will vest within 60 days of March 11, 2022 held by Mr. Navnith.

(5)
Consists of (i) 2,605,582 shares of common stock held by Mr. Etnyre and (ii) 1,372,040 shares of common stock held by the Tony Etnyre 2021 GRAT. With respect to the Tony Etnyre 2021 GRAT, Mr. Etnyre (a) is the sole trustee, (b) has sole voting and dispositive power with respect to the shares held by the trust, and (c) has sole power to acquire for himself any asset held in the trust, including the shares, by substituting other property of equivalent value.

(6)
Consists of (i) 3,768,069 shares of common stock held by the Rodgers Massey Revocable Living Trust dated April 4, 2011 (the “Rodgers Trust”) and (ii) 52,477 shares of common stock to be issued from the settlement of restricted stock units that will vest within 60 days of March 11, 2022 held by the Rodgers Trust. Mr. Rodgers is the trustee of the Rodgers Trust and has sole voting and dispositive power with respect to these shares. The address of this shareholder is 575 Eastview Way Woodside, CA 94062.

(7)
Consists of (i) 7,563,375 shares of common stock held by Mr. Springer, (ii) 10,478 shares of common stock to be issued from the settlement of restricted stock units that will vest within 60 days of March 11, 2022 held by Mr. Springer, (iii) 2,474,001 shares of common stock held by the DS 2021 GRAT and (iv) 329,867 shares of common stock held by the KC 2021 Trust. With respect to the DS 2021 GRAT, Mr. Springer (a) is the sole trustee, (b) has sole voting and dispositive power with respect to the shares held by the trust and (c) has sole power to acquire for himself any asset held in the trust, including the shares, by substituting other property of equivalent value. With respect to the KC 2021 Trust, Mr. Springer’s fiancé is the sole trustee and the beneficiary.

(8)
Consists of (i) 310,850 shares of common stock held by Mr. Chatila and (ii) 18,460 shares of common stock to be issued from the settlement of restricted stock units that will vest within 60 days of March 11, 2022 held by Mr. Chatila.

(9)
Consists of (i) 38,483 shares of common stock to be issued from the settlement of restricted stock units that have vested held by Mr. Priddy and (ii) 34,609 shares of common stock to be issued from the settlement of restricted stock units that will vest within 60 days of March 11, 2022 held by Mr. Priddy.

(10)
Consists of (i) 683,880 shares of common stock held by Mr. Quiroga Cortés and (ii) 52,477 shares of common stock to be issued from the settlement of restricted stock units that will vest within 60 days of March 11, 2022 held by Mr. Quiroga Cortés,

(11)
Consists of (i) 2,474,001 shares of common stock held by ChristSivam, LLC, (ii) 543,093 shares of common stock to be issued from the settlement of restricted stock units that have vested held by ChristSivam, LLC, (iii) 52,477 shares of common stock to be issued from the settlement of restricted stock units that will vest within 60 days of March 11, 2022 held by ChristSivam, LLC and (iv) 21,941,357 shares of common stock held by the ARC Family Trust for the benefit of certain members of Mr. Chatila’s family. Mr. Sadasivam is the Manager of ChristSivam, LLC and has sole voting and dispositive power with respect to the shares held by ChristSivam, LLC. See also above footnote (1) for further information about ARC Family Trust. The address of this shareholder is 1950 Pine Run Drive, Chesterfield, MO 63108.

(12)	Consists of 52,477 shares of common stock to be issued from the settlement of restricted stock units that will vest within 60 days of March 11, 2022 held by Ms. Hung.

SELLING STOCKHOLDERS
This prospectus relates to the sale or other disposition of up to 37,277,987 shares of our common stock by the selling stockholders named below, and their donees, pledgees, or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer.
The following table, based upon information currently known by us, sets forth as March 11, 2022, (i) the number of shares held of record or beneficially by the selling stockholders as of such date (as determined below) and (ii) the number of shares that may be sold or otherwise disposed of under this prospectus by the selling stockholders. Percentage ownership is based on 99,144,385 shares of common stock outstanding as of March 11, 2022, plus securities deemed to be outstanding with respect to individual stockholders pursuant to Rule 13d-3(d)(1) under the Exchange Act. Beneficial ownership includes shares of common stock plus any securities held by the holder exercisable for or convertible into shares of common stock within 60 days after March 11, 2022, in accordance with Rule 13d-3(d)(1) under the Exchange Act. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholders named below. We do not know when or in what amounts a selling stockholder may sell or otherwise dispose of the shares of common stock covered hereby. The selling stockholders may not sell or otherwise dispose of any or all of the shares offered by this prospectus and may sell or otherwise dispose of shares covered hereby in transactions exempt from the registration requirements of the Securities Act. Because the selling stockholders may sell or otherwise dispose of some, all or none of the shares covered hereby, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of the following table, we have assumed that all of the shares covered hereby are sold by the selling stockholders pursuant to this prospectus.
Except as described elsewhere in this prospectus or in the footnotes in the beneficial ownership table below, the selling stockholders have not held any position or office, or otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our shares or other securities. Unless otherwise indicated elsewhere in this prospectus or below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by their spouses under applicable law.
	Beneficial Ownership of Common Shares Prior to this Offering			Beneficial Ownership of Common Shares after this Offering
Selling Stockholder	Number of Shares	Percent of Class	Number of Shares to be Sold Under this Prospectus	Number of Shares	Percent of Class
ARC Family Trust(1)	21,941,357	22.1%	21,941,357	0	0%
South Lake One LLC(2)	14,652,750	14.8%	14,652,750	0	0%
Isidoro Quiroga Cortés(3)	736,357	0.7%	683,880	52,477	0.05%
(1)	The business address of this stockholder is 20 Montchanin Road, Suite 100, Greenville, DE 19807.
(2)	The principal business address of this stockholder is 5711 Pdte. Riesco, Office No. 1603, Las Condes, Santiago, Chile.
(3)	The principal business address of this stockholder is 5711 Pdte. Riesco, Office No. 1603, Las Condes, Santiago, Chile.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements discussed in the sections titled “Management” and “Executive and Director Compensation,” the following is a description of each transaction or agreement since January 1, 2021 and each currently proposed transaction in which:
•	we have been or are to be a participant;
•	the amount involved exceeds $120,000; and
•
any of our directors, officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We also describe below certain other transactions and relationships with our directors, executive officers and stockholders.
2022 Related Party Transaction
We have engaged Fernweh Engaged Operator Company LLC (“FEOC”) to support us with improvements to our processes and performance in various areas including design, sourcing, logistics, pricing, software and standard configuration. The consideration for such engagement is a combination of cash and stock options, including options that are time-based vested, as well as options with vesting tied to certain performance metrics. The foregoing transaction constitutes a related person transaction under our policies and procedures as South Lake One LLC, an entity affiliated with Isidoro Quiroga Cortés, a member of our board of directors, and a holder of more than 5% of our outstanding capital stock, is an investor in Fernweh Group LLC (“Fernweh Group”), the parent entity of FEOC. Also, Aequanimitas Limited Partnership is an investor in Fernweh Group, and Isidoro Quiroga Cortés is affiliated with that entity. Isidoro Quiroga Cortés is also on the board of Fernweh Group.
Registration Rights Agreement
On April 29, 2021, we entered into a registration rights agreement with certain holders of our common stock, options, RSUs and similar instruments, providing such holders with certain registration rights. See “Description of Capital Stock—Registration Rights.” Thurman J. “T.J.” Rodgers, David Springer, Ahmad Chatila, William Aldeen (“Dean”) Priddy, Jr., Isidoro Quiroga Cortés, Shaker Sadasivam and Lisan Hung, each a member of our board of directors, Anthony P. Etnyre, our former Chief Executive Officer, Patrick Cook, our Chief Financial Officer, Deepak Navnith, our former Chief Operations Officer, Nagendra Cherukupalli, our Chief Technology Officer, Ali Mortazavi, our former Executive Vice President, Global Sales and Marketing, Jay B. Grover, our former Vice President, Supply Chain and Kristian Nolde, our Vice President, Marketing and Strategy, as well as ARC Family Trust, an entity affiliated with Shaker Sadasivam and that was created for the benefit of family members of Ahmad Chatila, South Lake One LLC, an entity affiliated with Isidoro Quiroga Cortés, Catherine L. Springer, the Rodgers Trust, an entity affiliated with Thurman J. “T.J.” Rodgers, each a holder of more than 5% of our outstanding capital stock as of April 29, 2021, and certain trusts created for the benefit of family members of our officers and members of our board of directors (see “Principal Stockholders”) are a party to such registration rights agreement. Additionally, on February 17, 2022, we amended the registration rights agreement in order to add Sean Hunkler, our President and Chief Executive Officer, and FEOC, an entity affiliated with South Lake One LLC, which is affiliated with Isidoro Quiroga Cortés, as parties to the registration rights agreement.

Stock Repurchase Agreements
In connection with our IPO, we purchased from certain of our officers, directors and holders of more than 5% of our outstanding capital stock an aggregate of 2,816,231 shares of our common stock, some of which resulted from the vesting and settlement of RSUs in connection with the IPO, at $13.00 per share less the underwriting discounts and commissions as set forth in the table below.
	Number of shares of common stock purchased	Aggregate Purchase Price
Nagendra Cherukupalli	281,575	$3,422,544
Ali Mortazavi	21,118	256,689
Jay B. Grover	78,841	958,312
Kristian Nolde	21,400	260,117
David Springer	473,046	5,749,874
Isidoro Quiroga Cortés(1)	140,787	1,711,266
ARC Family Trust(2)	563,150	6,845,088
South Lake One LLC(1)	619,465	7,529,597
Catherine L. Springer	335,275	4,075,268
ChristSivam, LLC(3)	281,574	3,422,532
Total	2,816,231	$34,231,287
(1)	South Lake One LLC is an entity affiliated with our director Isidoro Quiroga Cortés.
(2)	ARC Family Trust is an entity affiliated with our director Shaker Sadasivam and family members of our director Ahmad Chatila are beneficiaries of the ARC Family Trust.
(3)	ChristSivam, LLC is an entity affiliated with our director Shaker Sadasivam.
Debt and Equity Financings
In January 2017, we issued the Secured Promissory Notes to certain investors, including Shaker Sadasivam, a member of our board of directors, and the Rodgers Trust, an entity affiliated with Thurman J. “T.J.” Rodgers, a member of our board of directors, in consideration for a $7,000,000 investment in us. From May 18, 2020 to December 11, 2020, we redeemed in full the aggregate principal amount outstanding of the Secured Promissory Notes. We redeemed the Secured Promissory Notes previously held by Mr. Sadasivam after two equal payments of $1,500,000 on May 18, 2020 and August 14, 2020. On December 11, 2020, we redeemed the Secured Promissory Notes previously held by the Rodgers Trust for $3,000,000. Additionally, from September 30, 2019 to January 21, 2021, we made interest payments totaling $518,716.39 to Mr. Sadasivam and $588,199.26 to the Rodgers Trust.
Indemnification Agreements
We are party to indemnification agreements with each of our directors and certain of our executive officers. In connection with our IPO, we entered into separate indemnification agreements with each of our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We have also purchased directors’ and officers’ liability insurance for each of our directors and executive officers.
There is no pending litigation or proceeding naming any of our directors or executive officers pursuant to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.
Policies and Procedures for Related Party Transactions
Our board of directors have adopted a written policy on transactions with related persons setting forth the policies and procedures for the review and approval or ratification of transactions involving us and “related persons.” For the purposes of this policy, “related persons” includes our executive officers, directors and director nominees and their immediate family members, and stockholders owning 5% or more of our outstanding common stock and their immediate family members.

The policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated party and the extent of the related person’s interest in the transaction. All related-party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction.

DESCRIPTION OF CAPITAL STOCK
General
Our amended and restated certificate of incorporation authorizes capital stock consisting of:
•	850,000,000 shares of common stock, par value $0,0001 per share; and
•	10,000,000 shares of preferred stock, par value $0.0001 per share.
As of March 11, 2022, there were 99,144,385 shares of common stock outstanding, held by 66 stockholders of record, and no shares of preferred stock outstanding. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record does not include stockholders whose shares may be held in trust by other entities.
The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and amended and restated bylaws. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.
Common Stock
Voting Rights
Holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock do not have cumulative voting rights in the election of directors.
Dividends
Holders of shares of our common stock are entitled to receive ratably those dividends, if any, when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Liquidation
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock are entitled to receive ratably our remaining assets legally available for distribution.
Rights and Preferences
Our common stock is not subject to further calls or assessments by us. Holders of shares of our common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Fully Paid and Non-Assessable
All shares of our common stock outstanding are fully paid and non-assessable.
Preferred Stock
Pursuant to our amended and restated certificate of incorporation, the total number of authorized shares of preferred stock is 10,000,000 shares. We have no shares of preferred stock issued or outstanding.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue one or more series of preferred stock (including convertible preferred stock) without stockholder approval, unless required by law or any stock exchange. Our board of directors has the discretion to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
•	the designation of the series;
•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption or repurchase rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;
•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and
•	the voting rights, if any, of the holders of the series.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Options
As of March 11, 2022, options to purchase in the aggregate 5,107,500 shares of our common stock were outstanding under our 2021 Plan.
Registration Rights
The registration right agreement (the “Registration Rights Agreement”), entered into in connection with our IPO, between us and certain holders of our common stock, options, RSUs and similar instruments provides these holders, including entities affiliated with certain of our directors and officers, certain registration rights, as described below. The registration rights set forth in the Registration Rights Agreement expires on the earlier of April 29, 2024 or, with respect to any particular stockholder, when such stockholder is able to freely sell all of its shares pursuant to Rule 144 of the Securities Act. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below. The Registration Rights Agreement does not provide for any cash penalties or any penalties connected with delays in registering our common stock.
In an underwritten offering, the managing underwriter, if any, or in the case of a demand registration not being underwritten, our board of directors, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Demand Registration Rights
Any holder or group of holders that, together with its respective affiliates, beneficially own at least 15% of our shares of common stock and equity rights that are convertible into or exercisable or exchangeable for shares of our common stock (the “Company Shares”) entitled to certain demand registration rights can make a request that we register all or a portion of their shares. Such request for registration must cover securities the aggregate offering price of which, after payment of underwriting discounts and commissions, would equal or exceed $5,000,000. We are not required to effect more than two registrations on Form S-1 within any 12-month period. At the holders’ request, an offering pursuant to a demand registration may be underwritten.
Form S-3 Registration Rights
Any holder or group of holders that, together with its respective affiliates, beneficially own at least 15% of the Company Shares entitled to certain Form S-3 registration rights can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $2,000,000. We are not required to effect more than four registrations on Form S-3 per calendar year in the aggregate in addition to the registrations on Form S-1.
Anti-Takeover Provisions
Certain provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Business Combinations
We are subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:
•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);
•	an affiliate of an interested stockholder; or
•	an associate of an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder.
A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 of the DGCL do not apply if:
•	our board of directors approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•
after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•
on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our capital stock entitled to vote generally in the election of directors are able to elect all our directors.
Classified Board of Directors
Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the number of directors in each class being as nearly equal in number as possible. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered terms. Our amended and restated certificate of incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of a majority of the shares entitled to vote. See “Management—Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of a majority of the board of directors or the chairman of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of our management.
Director Nominations and Stockholder Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our capital stock entitled to vote thereon were present and voted, unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Further, our amended and restated bylaws provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated certificate of incorporation.
The foregoing provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit stockholders.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of FTC Solar. Pursuant to Section 262 of the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s shares thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or stockholders to us or our stockholders, (iii) action asserting a claim against us, any director or our officers and employees arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery, (iv) action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, (v) action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine, or (vi) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL; provided, however, that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk Factors—Risks Related to Ownership of Our Common Stock—Our governing documents also provide that the Delaware Court of Chancery will be the sole and exclusive forum for substantially all disputes between us and our stockholders and federal district courts will be the sole and exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”
Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to us or our stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.
Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.
Indemnification Agreements
We are party to indemnification agreements with each of our directors and certain of our executive officers as described in “Certain Relationships and Related Party Transactions—Indemnification Agreements.” In connection with our IPO, we entered into separate indemnification agreements with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our common stock is Continental Stock Transfer & Trust Company.
Listing
Our common stock is listed on Nasdaq under the symbol “FTCI.”

SHARES ELIGIBLE FOR FUTURE SALE
The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. Under the terms of this prospectus, the shares of our common stock held by the selling stockholders identified in this prospectus may be sold without restriction or further registration under the Securities Act.
Sale of Restricted Shares
Certain shares of our outstanding common stock were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Such shares may be sold only pursuant to an effective registration statement filed by us or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act.
Rule 144
In general, under Rule 144 of the Securities Act (“Rule 144”) as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares of common stock without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of:
•	1% of the number of shares of our common stock then outstanding; and
•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Rule 701
Rule 701 under the Securities Act (“Rule 701”) generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

PLAN OF DISTRIBUTION
The purpose of this prospectus is to permit the selling stockholders to offer and sell up to an aggregate of 37,277,987 shares of our common stock at such times and at such places as they choose. The decision to sell any shares is within the sole discretion of the holders thereof.
The distribution of the common stock by a selling stockholder may be effected from time to time in one or more transactions. Any of the common stock may be offered for sale, from time to time, by a selling stockholder, or by permitted transferees or successors of the selling stockholder, or otherwise, at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, or in negotiated transactions at negotiated prices or otherwise. The common stock may be sold by one or more of the following:
•
On Nasdaq or any other national common stock exchange or automated quotation system on which our common stock is traded, which may involve transactions solely between a broker-dealer and its customers which are not traded across an open market and block trades.

•	Through one or more dealers or agents (which may include one or more underwriters).
•	Block trades in which the broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.
•	Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.
•	Ordinary brokerage transactions (including pursuant to 10b5-1 plans).
•	Transactions in which the broker solicits purchasers.
•	Directly to one or more purchasers.
•	A combination of these methods.
In connection with the distribution of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the common stock, which shares such broker-dealers or financial institutions may resell pursuant to this prospectus, as supplemented or amended to reflect that transaction. The selling stockholders may also pledge the common stock registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may affect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.
The selling stockholders or their underwriters, dealers or agents may sell the common stock to or through underwriters, dealers or agents, and such underwriters, dealers or agents may receive compensation in the form of discounts or concessions allowed or reallowed. Underwriters, dealers, brokers or other agents engaged by the selling stockholders may arrange for other such persons to participate. Any fixed public offering price and any discounts and concessions may be changed from time to time. Underwriters, dealers and agents who participate in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. The proposed amounts of the common stock, if any, to be purchased by underwriters and the compensation, if any, of underwriters, dealers or agents will be set forth in a prospectus supplement.
Unless granted an exemption by the SEC from Regulation M under the Exchange Act, or unless otherwise permitted under Regulation M, a selling stockholder will not engage in any stabilization activity in connection with our common stock, will furnish each broker or dealer engaged by a selling stockholder and each other participating broker or dealer the number of copies of this prospectus required by such broker or dealer, and will not bid for or purchase any common stock of ours or attempt to induce any person to purchase any of the common stock other than as permitted under the Exchange Act.

We will not receive any proceeds from the sale of these shares of common stock offered by the selling stockholder. We shall use our best efforts to prepare and file with the SEC such amendments and supplements to the registration statement and this prospectus as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the common stock covered by the registration statement for the period required to effect the distribution of such common stock.
We are paying certain expenses (other than commissions and discounts of underwriters, brokers, dealers or agents) incidental to the offering and sale of the common stock by selling stockholders to the public. If we are required to update this prospectus during such period, we may incur additional expenses.
In order to comply with certain state securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares of common stock may not be sold unless they have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

LEGAL MATTERS
The validity of the issuance of the shares of common stock offered hereby will be passed upon for FTC Solar, Inc. by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
EXPERTS
The financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock that may be offered from time to time by the selling stockholders pursuant to this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. You can find further information about us and the common stock offered hereby in the registration statement and the exhibits and schedules filed with the registration statement. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. The SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may inspect these reports and other information without charge at the SEC’s website (http://www.sec.gov).
We are subject to the informational requirements of the Exchange Act and are required to file periodic reports, proxy statements and other information with the SEC. You are able to inspect this material without charge at the SEC’s website. We furnish our stockholders with annual reports containing our consolidated financial statements audited by an independent accounting firm.
In addition, we make the information filed with or furnished to the SEC available free of charge through our website (https://ftcsolar.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of FTC Solar, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of FTC Solar, Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, of changes in stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Austin, Texas
March 21, 2022

We have served as the Company’s auditor since 2020.

FTC Solar, Inc.
Consolidated Balance Sheets
(in thousands, except shares and per share data)	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$102,185	$32,359
Restricted cash	—	1,014
Accounts receivable, net	107,548	23,734
Inventories	8,860	1,686
Prepaid and other current assets	17,186	6,924
Total current assets	235,779	65,717
Operating lease right-of-use assets	1,733	571
Property and equipment, net	1,582	311
Investments in unconsolidated subsidiary	—	1,857
Other assets	3,926	2,937
Total assets	$243,020	$71,393
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$39,264	$17,127
Short-term debt	—	1,000
Accrued expenses	47,860	13,555
Accrued interest – related party	—	207
Income taxes payable	47	79
Deferred revenue	1,421	22,980
Other current liabilities	4,656	4,861
Total current liabilities	93,248	59,809
Long-term debt	—	784
Operating lease liability, net of current portion	1,340	355
Other non-current liabilities	5,566	2,994
Total liabilities	100,154	63,942
Commitments and contingencies (Note 12)
Stockholders’ equity
Preferred stock par value of $0.0001 per share, 10,000,000 shares authorized; none issued as of December 31, 2021 and December 31, 2020	—	—
Common stock par value of $0.0001 per share, 850,000,000 shares authorized; 92,619,641 and 66,155,340 shares issued and outstanding as of December 31, 2021 and December 30, 2020	9	1
Treasury stock, at cost; 10,762,566 and 9,896,666 shares as of December 31, 2021 and December 31, 2020	—	—
Additional paid-in capital	292,082	50,096
Accumulated other comprehensive income (loss)	7	(3)
Accumulated deficit	(149,232)	(42,643)
Total stockholders’ equity	142,866	7,451
Total liabilities and stockholders’ equity	$243,020	$71,393
The accompanying notes are an integral part of these consolidated financial statements.

FTC Solar, Inc.
Consolidated Statements of Operations and Comprehensive Loss
	Year ended December 31,
(in thousands, except shares and per share data)	2021	2020	2019
Revenue:
Product	$227,397	$158,925	$43,085
Service	43,128	28,427	10,039
Total revenue	270,525	187,352	53,124
Cost of revenue:
Product	239,149	155,967	44,212
Service	63,921	27,746	10,863
Total cost of revenue	303,070	183,713	55,075
Gross profit (loss)	(32,545)	3,639	(1,951)
Operating expenses
Research and development	11,540	5,222	3,960
Selling and marketing	6,823	3,545	1,897
General and administrative	75,896	11,798	4,563
Total operating expenses	94,259	20,565	10,420
Loss from operations	(126,804)	(16,926)	(12,371)
Interest expense, net	(814)	(364)	(454)
Gain from disposal of investment in unconsolidated subsidiary	20,829	—	—
Gain (loss) on extinguishment of debt	790	(116)	—
Other expense	(67)	—	—
Income (loss) from unconsolidated subsidiary	(354)	1,399	(709)
Loss before income taxes	(106,420)	(16,007)	(13,534)
(Provision) benefit for income taxes	(169)	83	39
Net loss	(106,589)	(15,924)	(13,495)
Other comprehensive income (loss):
Foreign currency translation adjustments	10	(3)	—
Comprehensive loss	$(106,579)	$(15,927)	$(13,495)
Net loss per share:
Basic	$(1.24)	$(0.23)	$(0.22)
Diluted	$(1.24)	$(0.23)	$(0.22)
Weighted-average common shares outstanding:
Basic	86,043,051	68,810,533	62,043,383
Diluted	86,043,051	68,810,533	62,043,383
The accompanying notes are an integral part of these consolidated financial statements.

FTC Solar, Inc.
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
	Preferred stock		Common stock		Treasury stock
(in thousands, except shares)	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-In capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity (deficit)
Balance as of December 31, 2018	—	$—	56,146,407	$1	—	$—	$11,367	$—	$(13,224)	$(1,856)
Restricted stock awards vested during the period	—	—	3,822,019	—	—	—	—	—	—	—
Issuance of common stock	—	—	3,665,555	—	—	—	6,000	—	—	6,000
Stock-based compensation	—	—	—	—	—	—	906	—	—	906
Net loss									(13,495)	(13,495)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—
Balance as of December 31, 2019	—	—	63,633,981	1	—	—	18,273	—	(26,719)	(8,445)
Restricted stock awards vested during the period	—	—	3,255,049	—	—	—	—	—	—	—
Repurchase of common stock, held in treasury	—	—	(9,896,666)	—	9,896,666	—	—	—	—	—
Issuance of common stock	—	—	9,162,976	—	—	—	30,000	—	—	30,000
Stock-based compensation	—	—	—	—	—	—	1,823	—	—	1,823
Net loss	—	—	—	—	—	—	—	—	(15,924)	(15,924)
Other comprehensive loss	—	—	—	—	—	—	—	(3)	—	(3)
Balance as of December 31, 2020	—	—	66,155,340	1	9,896,666	—	50,096	(3)	(42,643)	7,451
Restricted stock awards vested during the period	—	—	9,107,121	—	—	—	—	—	—	—
Repurchase of treasury stock	—	—	(865,900)	—	865,900	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	2,838,464	1	—	—	316	—	—	317
Repurchase and retirement of common stock held by related parties	—	—	(4,455,384)	(1)	—	—	(54,154)	—	—	(54,155)
Issuance of common stock in connection with IPO	—	—	19,840,000	2	—	—	241,153	—	—	241,155
Impact of stock split	—	—	—	6	—	—	(6)	—	—	—
Deferred offering costs	—	—	—	—	—	—	(7,088)	—	—	(7,088)
Stock-based compensation	—	—	—	—	—	—	61,765	—	—	61,765
Net loss	—	—	—	—	—	—	—	—	(106,589)	(106,589)
Other comprehensive income	—	—	—	—	—	—	—	10	—	10
Balance as of December 31, 2021	—	$—	92,619,641	$9	10,762,566	$—	$292,082	$7	$(149,232)	$142,866
The accompanying notes are an integral part of these consolidated financial statements.

FTC Solar, Inc.
Consolidated Statements of Cash Flows
	Year ended December 31,
(in thousands)	2021	2020	2019
Cash flows from operating activities
Net loss	$(106,589)	$(15,924)	$(13,495)
Adjustments to reconcile net loss to cash used in operating activities:
Stock-based compensation	61,765	1,818	906
Depreciation and amortization	232	47	412
Amortization of debt issue costs	461	—	—
Reserve for obsolete and slow-moving inventory	90	—	—
(Gain) loss from unconsolidated subsidiary	354	(1,399)	709
Gain from disposal of investment in unconsolidated subsidiary	(20,829)	—	—
(Gain) loss on extinguishment of debt	(790)	116	—
Warranty provision	8,588	7,866	2,057
Warranty recoverable from manufacturer	(928)	(1,021)	(284)
Bad debt expense (credit)	(91)	24	444
Deferred income taxes	—	(3)	(3)
Lease expense and other non-cash items	458	50	89
Impact on cash from changes in operating assets and liabilities:
Accounts receivable, net	(83,723)	(9,710)	(13,838)
Inventories	(7,264)	2,819	(4,505)
Prepaid and other current assets	(10,237)	(2,847)	(3,154)
Other assets	(2,137)	(1,672)	(156)
Accounts payable	21,659	10,076	7,781
Accruals and other current liabilities	34,095	7,162	3,389
Accrued interest – related party debt	—	(78)	(289)
Deferred revenue	(21,559)	3,107	19,683
Other non-current liabilities	(6,016)	496	1
Lease payments and other, net	(393)	(298)	(1)
Net cash provided by (used in) operating activities	(132,854)	629	(254)
Cash flows from investing activities:
Purchases of property and equipment	(1,025)	(256)	(18)
Proceeds from disposal of investment in and distributions received from unconsolidated subsidiary	22,332	2,124	—
Net cash provided by (used in) investing activities	21,307	1,868	(18)
Cash flows from financing activities:
Proceeds from borrowings	—	784	1,000
Repayments of borrowings (related party borrowings in 2020)	(1,000)	(7,000)	—
Repurchase and retirement of common stock held by related parties	(54,155)	—	—
Offering costs paid	(5,948)	(1,140)	—
Proceeds from stock issuance	241,155	30,000	6,000
Proceeds from stock option exercises	317	—	—
Net cash provided by financing activities	180,369	22,644	7,000
Effect of exchange rate changes on cash and restricted cash	(10)	(3)	—
Net increase in cash and restricted cash	68,812	25,138	6,728
Cash and restricted cash at beginning of period	33,373	8,235	1,507
Cash and restricted cash at end of period	$102,185	$33,373	$8,235

The accompanying notes are an integral part of these consolidated financial statements.

	Year ended December 31,
(in thousands)	2021	2020	2019
Supplemental disclosures of cash flow information:
Purchases of property and equipment included in accounts payable and accruals	$478	$—	$—
Offering costs included in period end accruals	$—	$449	$—
Commencement of new operating leases	$1,540	$688	$78
Cash paid during the period for third party interest	$254	$—	$8
Cash paid during the period for related party interest	$207	$350	$700
Cash paid during the period for taxes	$76	$—	$—
Reconciliation of cash and restricted cash at period end	December 31, 2021	December 31, 2020	December 31, 2019
Cash	$102,185	$32,359	$7,221
Restricted cash	—	1,014	1,014
Total cash and restricted cash	$102,185	$33,373	$8,235
The accompanying notes are an integral part of these consolidated financial statements.

FTC Solar, Inc.
Notes to Consolidated Financial Statements
December 31, 2021
Note 1. Description of business
FTC Solar, Inc. (the “Company”, “we”, “our”, or “us”) was founded in 2017 and is incorporated in the state of Delaware. We are a global provider of advanced solar tracker systems, supported by proprietary software and value-added engineering services. Our mission is to provide differentiated products, software, and services that maximize energy generation and cost savings for our customers, and to help facilitate the continued growth and adoption of solar power globally. Trackers significantly increase the amount of solar energy produced at a solar installation by moving solar panels throughout the day to maintain an optimal orientation relative to the sun. Our tracker systems are currently marketed under the Voyager brand name (“Voyager Tracker” or “Voyager”). Voyager is a next-generation two-panel in-portrait single-axis tracker solution that we believe offers industry-leading performance and ease of installation. We have a team of dedicated renewable energy professionals with significant project installation experience focused on delivering cost reductions to our US and worldwide clients across the solar project development and construction cycle. Our solar solutions span a range of applications, including ground mount, tracker, canopy, and rooftop. The Company is headquartered in Austin, Texas, and has international subsidiaries in Australia, India, Singapore, and South Africa.
On January 13, 2017, the Company entered into an asset purchase agreement with SunEdison Utility Holdings, Inc. (“Seller”) to purchase all assets of the Seller, in addition to assuming any liabilities, for a total transaction price of $6 million. Seller discontinued its operations and filed for bankruptcy prior to the acquisition date. The assets purchased as part of this acquisition included intangible assets in the form of developed technology (AP90 tracker), software, and inventory. In connection with the acquisition, the Company was formed by the management team behind the AP90 tracker, a first-generation tracker based on a one-panel in-portrait, linked-row design. The management team utilized their design and construction experience, and their experience with installing and operating other competitive tracking solutions, to create the next-generation Voyager Tracker, which achieved product certification in 2019.
In April 2021, we completed an initial public offering (IPO) of 19,840,000 shares of our common stock receiving proceeds of $241.2 million, net of underwriting discounts and commissions, but before offering costs, and began trading on the Nasdaq Global Market under the symbol “FTCI”. Prior to the completion of the IPO, the board of directors and stockholders approved an approximately 8.25-for-1 forward stock split (the “Forward Stock Split”) of the Company’s shares of common stock which became effective on April 28, 2021. Proceeds from the IPO were used for general corporate purposes, with $54.2 million used to purchase an aggregate of 4,455,384 shares of our common stock, including shares resulting from the settlement of certain vested restricted stock units (“RSUs”) and exercise of certain options in connection with the IPO at the IPO price, less underwriting discounts and commissions.
We are an emerging growth company, as defined in the Jumpstart Our Business Startups (JOBS) Act. Under the JOBS Act, we elected to use the allowed extended transition period to delay adopting new or revised accounting standards until such time as those standards apply to private companies.
Note 2. Revision of previously issued financial statements
Background of the revision
In connection with the preparation of the Company's financial statements as of and for the year ended December 31, 2021, we identified an error in the classification of offering costs in the statement of cash flows for the year ended December 31, 2020. Specifically, we incorrectly classified offering costs paid as an operating cash outflow instead of a financing cash outflow. Although we have concluded that this error is immaterial to the previously issued financial statements, we are correcting these errors by revising the previously issued financial statements as of December 31, 2020 and for the year then ended.

Effect of the revision
The following table summarizes the effect of the revision on the affected financial statement line items within the previously reported financial statements as of that date, and for the periods indicated. The errors impacted line items in the indirect method of reporting of operating cash flow and financing cash flow presentation as shown below:
(in thousands)	Year ended December 31, 2020 (As Previously Reported)	Adjustments	Year ended December 31, 2020 (As Revised)
Cash flows from operating activities
Impact on cash from changes in operating assets and liabilities
Accounts payable	$8,936	$1,140	$10,076
Net cash provided by (used in) operating activities	$(511)	$1,140	$629
Cash flows from financing activities
Offering costs paid	$—	$(1,140)	$(1,140)
Net cash provided by financing activities	$23,784	$(1,140)	$22,644
Supplemental disclosure of cash flow information
Offering costs included in period end accruals	$—	$449	$449
Note 3. Summary of significant accounting policies
Basis of presentation and principles of consolidation
These consolidated financial statements include the results of the Company and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Intercompany balances and transactions have been eliminated in consolidation.
On April 28, 2021, we effected an approximately 8.25-for-1 forward split of our issued and outstanding shares of common stock, par value $0.0001 per share. As a result of the forward stock split, one (1) share of common stock issued and outstanding was automatically increased to approximately 8.25 shares of issued and outstanding common stock, without any change in the par value per share. All information related to common stock, stock options, restricted stock awards and earnings per share have been retroactively adjusted to give effect to the forward stock split for all periods presented, unless otherwise indicated.
We currently operate in one business segment, the manufacturing and servicing of Voyager Tracker.
Liquidity
We have incurred cumulative losses since inception and have a history of cash outflows from operations. At December 31, 2021, we had $102.2 million of cash on hand and $100 million of unused borrowing capacity under our existing revolving credit facility described in Note 9 below. The revolving credit facility includes a financial condition covenant stating we are required to maintain a minimum liquidity limit of $125 million for each quarter. After considering this financial condition covenant, we have $77.2 million of available liquidity as of December 31, 2021. We have no material long-term obligations requiring the use of cash and have positive working capital as of December 31, 2021 .
Our costs are affected by certain component costs including steel, motors and micro-chips, as well as transportations costs. Current market conditions that constrain supply of materials and disrupt the flow of materials from international vendors impact the cost of our products and services. These cost increases impact our operating margins. We are taking steps to expand and diversify our manufacturing partnerships and we are implementing alternative modes of transportation to mitigate the impact of the current headwinds in the global supply chain and logistics markets.
Management believes that our existing capital, which includes our cash on hand, as well as our unused borrowing capacity under our revolving credit facility is sufficient for us to fund our operations for at least one year from the date of issuance of these consolidated financial statements. While management believes that the Company’s existing sources of liquidity are adequate to fund operations through at least twelve months from the date the financials are issued, we may need to issue additional debt or obtain new equity financing to fund operations in the future beyond the next twelve months should our use of cash to fund operations continue at levels experienced during 2021.
Use of estimates
Preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the period. Estimates are used for calculating the measure of progress of Voyager tracker projects and deriving the standalone selling prices of the individual performance obligations when determining amounts to recognize for revenue, estimating allowances for doubtful accounts and slow-moving and obsolete inventory, determining useful lives of noncurrent assets and the estimated fair value of those assets for impairment assessments, and estimating the fair value of investments, stock compensation awards, warranty liabilities and federal and state taxes and contingencies. We base our estimates on historical experience and anticipated results, trends, and various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.
Cash and cash equivalents
We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We regularly maintain cash balances that exceed federally insured amounts, but we have experienced no losses associated with these amounts to date.
Restricted cash
Cash balances that are legally, contractually or otherwise restricted as to withdrawal or usage are considered restricted cash. At December 31, 2020, our restricted cash represented cash collateral posted with providers of letters of credit.
Accounts receivable, net
Trade receivables are recorded at invoiced amounts, net of allowances for doubtful accounts if applicable, and do not bear interest. We generally do not require collateral from our customers; however, in certain circumstances, we may require letters of credit, other collateral, additional guarantees or advance payments. The allowance for doubtful accounts is based on our assessment of the collectability of our customer accounts. We regularly review our accounts receivable that remain outstanding past their applicable payment terms and establish allowances or make potential write-offs by considering certain factors such as historical experience, industry data, credit quality, age of balances and current economic conditions that may affect a customers’ ability to pay.
Receivables arising from revenue recognized in excess of billings represents our unconditional right to consideration before customers are invoiced due to the level of progress obtained as of period end on our contracts to install Voyager tracker systems and related equipment. Further information may be found below in our revenue recognition policy.
Inventories, net
Inventories are stated at the lower of cost or net realizable value, with costs computed on a first-in, first-out basis. The Company periodically reviews its inventories for excess and obsolete items and adjusts carrying costs to estimated net realizable values when they are determined to be less than cost.
Leases
We adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), as amended (“ASC 842”), effective January 1, 2019. Under ASC 842, we make a determination whether a contract is a lease or contains a lease at the inception of the contract and will reassess that conclusion if the contract is modified. All leases are assessed for classification as an operating lease or a finance lease. Operating lease right-of-use (“ROU”) assets are reflected on the Company's Consolidated Balance Sheets. Operating lease liabilities are separated into a current portion, which is included in other current liabilities, and a noncurrent portion which is reflected separately on the Company's Consolidated Balance Sheets. The Company does not have any finance lease ROU assets or liabilities.
ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date.
Our lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. Because the rate implicit in the lease is not readily determinable, we generally use our incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date. We factor in publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates. The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor. Variable lease payments are expensed as incurred and do not factor into the measurement of the applicable ROU asset or lease liability.
The term of our leases equals the non-cancellable period of the lease, including any rent-free periods provided by the lessor, and also include options to renew or extend the lease (including by not terminating the lease) that we are reasonably certain to exercise. We establish the term of each lease at lease commencement and reassess that term in subsequent periods when one of the triggering events outlined in ASC 842 occurs. Our operating lease cost for the lease payments is recognized on a straight-line basis over the lease term.
Our lease contracts often include lease and non-lease components. For facility leases, we elected the practical expedient offered by the standard to not separate lease from non-lease components and, therefore, account for them as a single lease component. For our other contracts that include leases, the Company accounts for the lease and non-lease components separately.
We have elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.
Property and equipment, net
Cost
Property and equipment are stated at cost, net of accumulated depreciation. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recorded in the Consolidated Statements of Operations and Comprehensive Loss. Maintenance and repair costs that do not extend the useful life or improve an asset, are expensed as incurred.
Third-party and internal personnel costs during the application development stage of software developed or obtained for internal use are capitalized. Costs incurred during the preliminary planning stage and post-implementation of new software systems projects, including data conversion and training costs, are expensed as incurred.
Depreciation
We depreciate our property and equipment using the straight-line method over their estimated useful lives, which generally are as follows:
Category	Depreciation period (in years)
Leasehold improvements	3
Field equipment	5
Information technology equipment	3
Tooling	3
Capitalized software	3

Impairment
We review our long-lived assets that are held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable or that its useful life may be shorter than previously expected. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset, which in most cases is estimated based upon Level 3 unobservable inputs. If the asset is determined to have a remaining useful life shorter than previously expected, an adjustment for the shorter remaining life will be made for purposes of recognizing future depreciation expense. Assets are classified as held for sale when the Company has a plan, approved by the appropriate levels of management, for disposal of such assets and those assets are stated at the lower of carrying value or estimated fair value less estimated costs to sell.
Intangible assets, net
Intangible assets consist of developed technology in the form of software tools, licenses, and intellectual property, which are amortized over the period of their estimated useful lives, generally 3 years, using the straight-line method. At December 31, 2021, and 2020, our intangible assets were fully amortized. We evaluate intangible assets for impairment using the method described above under “Impairment”.
Equity method investments
We use the equity method of accounting for investment in which we have the ability to exercise significant influence, but not control, over operating and financial policies of the investee. Our proportionate share of the net income or loss of these investees is included in our Consolidated Statements of Operations and Comprehensive Loss. Judgment regarding the level of influence over each equity method investment includes considering key factors such as our ownership interest, legal form of the investee, representation on the board of directors, participation in policy-making decisions and material intra-entity transactions.
We evaluate equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by the Company when reviewing an equity method investment for impairment include the length of time and the extent to which the fair value of the equity method investment has been less than its cost, the investee’s financial condition and near-term prospects and the intent and ability to hold the investment for a period of time sufficient to allow for anticipated recovery. An impairment that is other-than temporary is recognized in the period identified.
We account for distributions received from equity method investees under the “nature of the distribution” approach. Under this approach, distributions received from equity method investees are classified on the basis of the nature of the activity or activities of the investee that generated the distribution as either a return on investment (classified as cash inflows from operating activities) or a return of investment (classified as cash inflows from investing activities).
Deferred costs
Debt issue costs
Legal, consulting, banking, accounting and other fees that are incremental and directly related to establishment of our revolving line of credit agreement have been capitalized and included as a component of other assets. These costs are being amortized to interest expense over the term of the revolving line of credit agreement on a straight-line basis. Debt discount and issue costs paid to lenders and third parties relating to outstanding debt, if any, are deferred and included as a reduction in the carrying amount of the debt. These deferred costs will be amortized as additional interest expense over the life of the debt using the interest method or on a straight-line basis, if not materially different.
Offering costs
Legal, consulting, banking, accounting and other fees that are incremental and directly related to anticipated equity offerings are capitalized as incurred and offset against proceeds received upon consummation of the offering as a component of additional paid-in capital. In the event an anticipated offering is terminated, such costs will be expensed.

Warranty
Typically, the sale of Voyager Tracker projects includes parts warranties to customers as part of the overall price of the product. We provide standard assurance type warranties for our products for periods generally ranging from five to ten years. We record a provision for estimated warranty expenses in cost of sales, net of amounts recoverable from manufacturers under their warranty obligations to us. We do not maintain general or unspecified reserves; all warranty reserves are related to specific projects. All actual or estimated material costs incurred for warranty services in subsequent periods are charged to those established reserves.
While we periodically monitor our warranty activities and claims, if actual costs incurred were to be different from our estimates, we would recognize adjustments to our warranty reserves in the period in which those differences arise or are identified.
Stock-based compensation
We recognize compensation expense for all share-based payment awards made, including stock options and restricted stock, based on the estimated fair value of the award on the grant date, in the accompanying consolidated statement of operations and comprehensive loss. We calculate the fair value of stock options using the Black-Scholes Option-Pricing model, while the fair value of restricted stock grants is based on the estimated fair value of the Company's common stock on the date of grant. Since completion of our IPO, we consider the closing price of our stock, as reported on the Nasdaq Global Market, to be the fair value of our stock on the grant date.
The Black-Scholes model relies on various assumptions, in addition to the exercise price of the option and the value of our common stock on the date of grant. These assumptions include:
Expected Term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is calculated as the average of the option vesting and contractual terms, based on the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Expected Volatility: Since the Company did not have a trading history of its common stock prior to our IPO and since such trading history subsequent to our IPO is limited, the expected volatility is derived from the average historical stock volatilities of several public companies within the Company’s industry that it considers to be comparable to its business over a period equivalent to the expected term of the stock option grants.
Risk-Free-Interest-Rate: The Company bases the risk-free interest rate on the implied yield available on US Treasury zero-coupon issues with a remaining term equivalent to the expected term.
Expected Dividend: The Company has not issued any dividends in its history and does not expect to issue dividends over the life of the options and, therefore, has estimated the dividend yield to be zero.
Forfeitures are accounted for as they occur. For service-based awards, stock-based compensation is recognized using the straight-line attribution approach over the requisite service period. For performance-based awards, stock-based compensation is recognized based on graded vesting over the requisite service period when the performance condition is probable of being achieved.
Income taxes
Pursuant to ASC 740, Accounting for Income Taxes, we use the asset and liability method for accounting for income taxes. Under this method, we recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the respective carrying amounts and tax basis of our assets and liabilities. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period of the enactment date.
We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. On a quarterly basis, we evaluate the need for, and the adequacy of, valuation allowances based on the expected realization of our deferred tax assets. The factors used to assess the likelihood of realization include our latest forecast of future taxable income, available tax planning strategies that could be implemented, reversal of taxable temporary differences and carryback potential to realize the net deferred tax assets.
We account for uncertain tax positions in accordance with authoritative guidance which prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Our evaluations of tax positions consider various factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, information obtained during in-process audit activities and changes in facts or circumstances related to a tax position. We accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense.
Functional currency
The reporting currency of the Company is the U.S. dollar. We determine the functional currency of each subsidiary in accordance with ASC 830, Foreign Currency Matters, based on the currency of the primary economic environment in which each subsidiary operates. We translate the assets and liabilities of our non-U.S. dollar functional currency subsidiaries into U.S. dollars using exchange rates in effect at the end of each period. Revenues and expenses for these subsidiaries are translated using rates that approximate those in effect during the period. Gains and losses from these translations are recognized as a cumulative translation adjustment in “Accumulated other comprehensive loss” in stockholders’ equity (deficit) in the Consolidated Balance Sheets.
The Company remeasures monetary assets and liabilities that are not denominated in the functional currency at exchange rates in effect at the end of each period.
Revenue recognition
Product revenue includes revenue from the sale of Voyager Tracker and customized components of Voyager Tracker, individual part sales for certain specific transactions, and sale of term-based software licenses. Term-based software licenses are deployed on the customers’ own servers and have significant standalone functionality.
Service revenue includes revenue from shipping and handling services, subscription fees from licensing subscription services, and maintenance and support services in connection with the term-based software licenses. Our subscription-based enterprise licensing model typically has contract terms ranging from one to two years and consists of subscription fees from the licensing of subscription services. Our hosted on-demand service arrangements do not provide customers with the right to take possession of the software supporting the hosted services. Support services include ongoing security updates, upgrades, bug fixes, and maintenance.
We recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled to in exchange for those goods or services by following a five-step process, (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when or as the Company satisfies a performance obligation, as further described below.
Identify the contract with a customer: A contract with a customer exists when (i) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the products and services to be transferred and identifies the payment terms related to these products and services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for products and services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. In assessing the recognition of revenue, we also evaluate whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations which could change the amount of revenue and profit (loss) recorded in a period. Change orders may include changes in specifications or design, manner of performance, equipment, materials, scope of work, and/or the period of completion of the project. We analyze change orders to determine if they should be accounted for as a modification to an existing contract or a new stand-alone contract.
Contracts we enter into with our customers for sale of Voyager Trackers are generally under two different types of arrangements: (1) purchase agreements and equipment supply contracts (“Purchase Agreements”) and (2) sale of individual parts of the Voyager Tracker.
Change orders from our customers are generally modifications to existing contracts and are included in the total estimated contract revenue when it is probable that the change order will result in additional value that can be reliably estimated and realized.
Identify the performance obligations in the contract: We enter into contracts that can include various combinations of products and services, which are either capable of being distinct and accounted for as separate performance obligations or as one performance obligation since the majority of tasks and services are part of a single project or capability. However, determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may sometimes require significant judgment.
Our Purchase Agreements typically include two performance obligations- 1) Voyager Tracker or customized components of Voyager Tracker, and 2) shipping and handling services. The deliverables included as part of the Voyager Tracker are predominantly accounted for as one performance obligation, as these deliverables are part of a combined promise to deliver a project.
The revenue for shipping and handling services will be recognized over time based on progress in meeting shipping terms of the arrangements, as this faithfully depicts the Company’s performance in transferring control.
Sale of individual parts of Voyager Tracker for certain specific transactions includes multiple performance obligations consisting of individual parts of the Voyager Tracker. Revenue is recognized for parts sales at a point in time when the obligations under the terms of the contract with our customer are satisfied. Generally, this occurs with the transfer of control of the asset, which is in line with shipping terms.
Determine the transaction price: The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring services to the customer. Such amounts are typically stated in the customer contract, and to the extent that we identify variable consideration, we will estimate the variable consideration at the onset of the arrangement as long as it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The majority of our contracts do not contain variable consideration provisions as a continuation of the original contract. None of our contracts contain a significant financing component. Taxes collected from customers and remitted to governmental authorities are not included in revenue.
Allocate the transaction price to performance obligations in the contract: Once we have determined the transaction price, we allocate the total transaction price to each performance obligation in a manner depicting the amount of consideration to which we expect to be entitled in exchange for transferring the good(s) or service(s) to the customer. We allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis.
We use the expected cost-plus margin approach based on hardware, labor, and related overhead cost to estimate the standalone selling price of the Voyager Tracker, customized components of Voyager Tracker, and individual parts of Voyager Tracker for certain specific transactions. We use the adjusted market assessment approach for all other performance obligations except shipping, handling, and logistics. For shipping, handling, and logistics performance obligations, we use a residual approach to calculate the standalone selling price, because of the nature of the highly variable and broad range of prices we charge to various customers for this performance obligation in the contracts.
Recognize revenue when or as the Company satisfies a performance obligation: For each performance obligation identified, we determine at contract inception whether we satisfy the performance obligation over time or at a point in time. Voyager Tracker and customized components of Voyager Tracker performance obligations in the contract are satisfied over-time as work progresses for its custom assembled Voyager Tracker, utilizing an input measure of progress determined by cost-to-cost measures on these projects as this faithfully depicts our performance in transferring control. Additionally, our performance does not create an asset with an alternative use, due to the highly customized nature of the product, and we have an enforceable right to payment for performance completed to date. Our performance obligations for individual part sales for certain specific transactions are recognized point-in-time as and when control transfers based on the Incoterms for the contract. Our performance obligations for term-based software licenses are recognized point-in-time as and when control transfers, either upon delivery to the customer or the software license start date, whichever is later. Our performance obligation for shipping and handling services is satisfied over-time as the services are delivered over the term of the contract. We recognize subscription services sales/other services on a straight-line basis over the contract period. With regard to support revenue, a time-elapsed method is used to measure progress because we transfer control evenly over the contractual period. Accordingly, the fixed consideration related to support revenue is generally recognized on a straight-line basis over the contract term.

Contract assets and liabilities: The timing of revenue recognition, billing, and cash collection results in the recognition of accounts receivable, unbilled receivables for revenue recognized in excess of billing, and deferred revenue in the Consolidated Balance Sheets. We may receive advances or deposits from our customers before revenue is recognized, resulting in contract liabilities, which are reflected as “deferred revenue” on our Consolidated Balance Sheets.
Cost of revenue consists primarily of costs related to raw materials, freight and delivery, product warranty, and personnel costs (salaries, bonuses, benefits, and stock-based compensation). Personnel costs in cost of revenue include both direct labor costs as well as costs attributable to any individuals whose activities relate to the procurement, installment, and delivery of the finished product and services. Deferred cost of revenue results from the timing differences between the costs incurred in advance of the satisfaction of all revenue recognition criteria consistent with our revenue recognition policy.
Research and development
Research and development costs are expensed as incurred and consist primarily of personnel costs, including salaries, bonuses, benefits, and stock-based compensation, along with other costs related to development of new products and services, as well as enhancing system performance, improving product reliability, reducing product cost, and simplifying installation. Research and development costs also include depreciation and allocated overhead.
Advertising costs
Advertising costs are expensed as incurred and are included in selling and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss.
Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and accounts receivable.
We regularly maintain cash balances with various financial institutions that exceed federally insured amounts, but we have experienced no losses associated with these amounts to date.
The Company extends credit to customers in the normal course of business, often without requiring collateral. The Company performs credit analyses and monitors the financial health of its customers to reduce credit risk.
The Company’s accounts receivables are derived from revenue earned from customers primarily located in the U.S. and in the Asia Pacific region. No country other than the U.S. accounts for 10% or more of our revenue. Most of our customers are project developers, solar asset owners and engineering, procurement and construction (“EPC”) contractors that design and build solar energy projects. Often times, as discussed further in “Note 4. Accounts receivable, net”, a small number of customers account for a significant portion of our outstanding receivables period end and our total revenue for the year.
Fair value of financial instruments
Our financial instruments consist of cash, cash equivalents, restricted cash, accounts receivable, accounts payable, and debt obligations. Cash, cash equivalents, accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. The carrying values of debt obligations bearing variable rates of interest are also considered to approximate fair value due to applicable interest rates resetting to market rates periodically. The fair value of our fixed-rate debt obligations will be impacted by changes in market rates for similar debt subsequent to our initial borrowings.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. A hierarchy for inputs used in measuring fair value has been defined to minimize the use of unobservable inputs by requiring the use of observable market data when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on active market data. Unobservable inputs we select reflect our assumptions about what market participants would use in pricing the asset or liability based on the best information currently available.

The fair value hierarchy prioritizes the inputs into three broad levels:
•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
We account for long-term debt on an amortized cost basis.
Reclassifications
Certain prior year amounts in our balance sheet and income statement, along with supporting notes, have been reclassified to conform to the current year presentation, which provides additional captions compared to the prior year. In addition, we have separately disclosed cash payments for offering costs in 2020 in our cash flow statement.
Recent accounting pronouncements
Recently adopted accounting standards
In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. We adopted ASU 2019-12 in the first quarter of 2021, and the adoption had no material impact to our consolidated financial statements.
New accounting pronouncements not yet adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and requires the use of an expected loss model in place of the currently used incurred loss method. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The update to the standard is effective for the Company for its fiscal year beginning after December 15, 2022, to the extent the Company remains an emerging growth company, and early adoption is permitted. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its consolidated financial statements.
Note 4. Accounts receivable, net
Accounts receivable consisted of the following:
(in thousands)	December 31, 2021	December 31, 2020
Trade receivables	$38,597	$23,691
Revenue recognized in excess of billings	72,676	1,224
Other receivables	147	47
Total	111,420	24,962
Allowance for doubtful accounts	(3,872)	(1,228)
Accounts receivable, net	$107,548	$23,734
Included in total receivables above are amounts billed under retainage provisions totaling $11.6 million and $4.5 million as of December 31, 2021, and 2020, respectively, which are due within the upcoming year.

Activity in the allowance for doubtful accounts for each period was as follows:
	Year ended December 31,
(in thousands)	2021	2020	2019
Balance at beginning of period	$1,228	$441	$—
Additions charged to earnings	4,045	787	441
Write-offs of uncollectible accounts	(1,401)	—	—
Balance at end of period	$3,872	$1,228	$441
At December 31, 2021, four customers accounted for 29%, 23%, 19% and 18%, respectively, of total accounts receivable. At December 31, 2020, three customers accounted for 32%, 25% and 14%, respectively, of total accounts receivable.
During the year ended December 31, 2021, three customers accounted for 37%, 20% and 15%, respectively of total revenue. During the year ended December 31, 2020, four customers accounted for 21%, 19%, 10% and 10%, respectively, of total revenue. During the year ended December 31, 2019, three customers accounted for 59%, 21% and 13%, respectively, of total revenue.
Note 5. Inventories, net
Inventories consisted of the following:
(in thousands)	December 31, 2021	December 31, 2020
Finished goods	$8,950	$1,686
Allowance for slow-moving and obsolete inventory	(90)	—
Total	$8,860	$1,686
Activity in the allowance for slow-moving and obsolete inventory for each period was as follows:
	Year ended December 31,
(in thousands)	2021	2020	2019
Balance at beginning of period	$—	$—	$—
Additions charged to earnings	90	—	—
Write-offs of obsolete inventory	—	—	—
Balance at end of period	$90	$—	$—
Note 6. Prepaid and other current assets
Prepaid and other current assets consisted of the following:
(in thousands)	December 31, 2021	December 31, 2020
Vendor deposits	$13,098	$4,205
Prepaid expenses	2,301	821
Prepaid taxes	269	222
Deferred cost of revenue	—	992
Surety collateral	460	113
Other current assets	1,058	571
Total	$17,186	$6,924
Note 7. Leases
We lease office and warehouse space in various locations, including our corporate headquarters in Austin, Texas. Additionally, we lease space for an applications laboratory and have a membership in a collaborative research facility in Colorado. All of our manufacturing is outsourced to contract manufacturing partners, and we currently do not own or lease any manufacturing facilities.

We utilized a weighted average discount rate of 5.0% in establishing our operating lease right-of-use assets and liabilities at lease inception. At December 31, 2021, our weighted average remaining lease term for our operating leases was 3.9 years.
Our lease expense consisted of the following:
	Year ended December 31,
(in thousands)	2021	2020	2019
Operating lease cost	$458	$288	$286
Variable lease cost	—	—	—
Short-term lease cost	100	31	4
Total lease cost	$558	$319	$290

Reported in:
Cost of revenue	$239	$38	$—
Research and development	39	—	—
Selling and marketing	1	3	—
General and administrative	279	278	290
Total lease cost	$558	$319	$290
Future remaining operating lease payment obligations were as follows:
(in thousands)	December 31, 2021
2022	$567
2023	520
2024	511
2025	446
2026	54
Thereafter	—
Total lease payments	2,098
Less: imputed interest	(306)
Present value of operating lease liabilities	$1,792

Current portion of operating lease liability	$452
Operating lease liability, net of current portion	1,340
Present value of operating lease liabilities	$1,792
Note 8. Property and equipment, net
Property and equipment consisted of the following:
(in thousands)	December 31, 2021	December 31, 2020
Leasehold improvements	$22	$11
Field equipment	833	66
Information technology equipment	182	—
Tooling	543	—
Capitalized software	250	250
Total	1,830	327
Accumulated depreciation	(248)	(16)
Property and equipment, net	$1,582	$311

We recognized depreciation expense associated with our property and equipment each period as follows:
	Year ended December 31,
(in thousands)	2021	2020	2019
Tangible asset depreciation	$170	$14	$12
Capitalized software depreciation	62	—	—
Total depreciation expense	$232	$14	$12
Note 9. Debt
Debt consisted of the following:
(in thousands)	December 31, 2021	December 31, 2020
Revolving line of credit	$—	$1,000
Paycheck Protection Program loan	—	784
Total debt	—	1,784
Less: short-term debt	—	(1,000)
Long-term debt	$—	$784
On April 30, 2021, we entered into a senior secured revolving credit facility with various lenders, including Barclays Bank PLC, as an issuing lender, the swingline lender and as administrative agent (the “Credit Agreement”). The Credit Agreement has an initial three-year term and will be used for working capital and for other general corporate purposes. The Credit Agreement includes the following terms: (i) aggregate commitments of up to $100 million, with letter of credit and swingline sub-limits; (ii) a base rate of LIBOR, plus 3.25% per annum, (iii) initial commitment fees of 0.50% per annum; (iv) initial letter of credit fees of 3.25% per annum; and (v) other customary terms for a corporate revolving credit facility. We have not made any draws on the revolving credit facility as of December 31, 2021. Should LIBOR rates become unavailable during the term of the Credit Agreement, the rate per annum on loans will be based on the secured overnight financing rate (SOFR) published by the Federal Reserve Bank of New York, or a successor SOFR administrator.
The facility is secured by a first priority lien on substantially all of our assets, subject to certain exclusions, and customary guarantees. The Credit Agreement includes the following financial condition covenants that we are required to satisfy: (i) maintain a minimum liquidity limit of $125 million for each quarter; (ii) maintain a 3.75 times leverage ratio; and (iii) maintain a 1.5 times interest coverage ratio. The leverage and interest coverage ratios will be triggered when we achieve $50 million in adjusted EBITDA over a trailing twelve months, or upon our election if we have achieved positive adjusted EBITDA over a trailing twelve months. Once the leverage and interest coverage ratios are triggered the minimum liquidity limit will not have a minimum limit. Minimum liquidity includes unrestricted cash plus the undrawn balance of the revolving credit facility. The minimum liquidity covenant was the only financial condition covenant we had to satisfy as of the period ended December 31, 2021. As of December 31, 2021, we were in full compliance with our financial condition covenant.
We incurred $2.1 million of debt issuance costs relating to establishment of the Credit Agreement, which are included in “Other assets” in our Consolidated Balance Sheet. At December 31, 2021, the remaining unamortized balance was $1.6 million.
On April 30, 2020, we received a Paycheck Protection Program (“PPP”) loan pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES” Act) in the amount of $0.8 million. The PPP loan had a two-year term and a fixed interest rate of 1%. Under the terms of the CARES act, the PPP loan was eligible for forgiveness, in part or whole, if the proceeds were used to retain and pay employees and for other qualifying expenditures. On January 20, 2021, the Company received notification from the Small Business Administration that they approved the forgiveness of the full $0.8 million PPP loan. The Company recorded the forgiveness of the PPP loan as a gain on extinguishment of debt in the Consolidated Statements of Operations and Comprehensive Loss during the year ended December 31, 2021.
On June 17, 2019, the Company entered into a revolving line of credit agreement with Western Alliance Bank for a total principal amount of $1.0 million, which was to mature two years from the date of borrowing. The line of credit had a variable rate of interest, based on the prime rate as published in the Wall Street Journal, and required monthly interest payments. The prime rate at the time of borrowing was at 5.50% per annum. The outstanding balance of $1.0 million was paid in full, and the revolving credit line was closed in 2021.
Note 10. Accrued expenses and other current liabilities
Accrued expenses and other current liabilities consisted of the following:
(in thousands)	December 31, 2021	December 31, 2020
Accrued cost of revenue	$43,185	$7,812
Accrued compensation	981	2,869
Other accrued expenses	3,694	2,874
Total accrued expenses	$47,860	$13,555

Warranty reserves	$4,032	$3,985
Current portion of operating lease liability	452	230
Non-federal tax obligations	172	635
Other	—	11
Total other current liabilities	$4,656	$4,861
We provide standard warranties on our hardware products to customers. The liability amount is based on actual historical warranty spending activity by type of product, customer and geographic region, modified by any known differences such as the impact of reliability improvements.
Activity by period in the Company's warranty accruals was as follows:
	Year ended December 31,
(in thousands)	2021	2020	2019
Balance at beginning of period	$6,811	$2,057	$—
Warranties issued during the period	8,588	7,866	2,057
Settlements made during the period	(5,270)	(3,111)	—
Changes in liability for pre-existing warranties	(783)	(1)	—
Balance at end of period	$9,346	$6,811	$2,057

Accrued warranty balance reported in:
Other current liabilities	$4,032	$3,985	$1,368
Other non-current liabilities	5,314	2,826	689
Balance at end of period	$9,346	$6,811	$2,057
Note 11. Income taxes
The components of income before income taxes were as follows:
	Year ended December 31,
(in thousands)	2021	2020	2019
United States	$(106,467)	$(16,269)	$(13,534)
Foreign	47	262	—
Total loss before income taxes	$(106,420)	$(16,007)	$(13,534)

The provisions (benefits) for income taxes and the reasons for the differences between the provisions (benefits) for income taxes and income tax provisions (benefits) using the U.S. federal income tax rate were as follows:
	Year ended December 31,
(in thousands)	2021	2020	2019
Current -
Federal	$—	$(159)	$—
State	196	1	(36)
Foreign	(27)	78	—
	169	(80)	(36)
Deferred -
Federal	—	(3)	(3)
State	—	—	—
	—	(3)	(3)
Provision (benefit) for income taxes	$169	$(83)	$(39)

Federal income tax provision (benefit) at statutory rate	$(22,348)	$(3,362)	$(2,842)
State taxes, net of federal	(1,744)	(215)	(551)
Research and experimentation tax credit	(342)	(179)	(118)
Change in valuation allowance	28,361	3,523	3,184
Stock compensation	(6,863)	406	225
Dividends received deduction	—	(308)	—
Section 162m limitation on executive compensation	2,467	—	—
Permanent differences and other	638	52	63
Provision (benefit) for income taxes	$169	$(83)	$(39)
The components of deferred tax assets and liabilities were as follows:
(in thousands)	December 31, 2021	December 31, 2020
Deferred tax assets:
Fixed assets and intangibles	$17	$135
Leases	378	106
Accrued expenses	2,741	2,066
Net operating loss carryforward	31,868	6,679
Stock options	5,508	—
Investment difference	—	148
R&D credit carryforward	616	325
Other	402	—
Subtotal	41,530	9,459
Less: valuation allowance	(40,760)	(9,297)
Total deferred tax assets	770	162

Deferred tax liabilities:
Leases	(370)	(101)
Prepaid expenses	(400)	(61)
Total deferred tax liability	(770)	(162)
Net deferred tax asset (liability)	$—	$—
The net change in the total valuation allowance for the year ended December 31, 2021, was an increase of $31.5 million, comprised of $28.4 million recorded through continuing operations and $3.1 million recorded to paid in capital due to IPO costs. The net change in the total valuation allowance for the year ended December 31, 2020, was an increase of $3.5 million recorded through continuing operations. In assessing the realizability of deferred tax assets, we considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We considered the scheduled reversal of deferred tax liabilities, carryback potential, projected future taxable income and tax planning strategies in making this assessment. After consideration of these factors and based upon the level of historical taxable income, we believe it is more likely than not that the Company will not realize the benefits of these deductible differences at December 31, 2021.
We have federal net operating loss carryforwards of approximately $141.7 million at December 31, 2021. These loss carryforwards have an indefinite carryforward period. We also have state net operating loss carryforwards of approximately $67.5 million which begin to expire in 2034.
We have federal R&D credit carryforwards of approximately $0.8 million at December 31, 2021, which begin to expire in 2038.
We are subject to U.S. federal income tax, as well as income tax in multiple state and foreign jurisdictions. The tax returns for years 2018 and beyond remain open for examination. As of December 31, 2021, the Company is not currently under audit by any taxing authority.
We account for uncertainty in taxes in accordance with authoritative guidance. Changes in our accruals for unrecognized tax benefits were as follows:
	Year ended December 31,
(in thousands)	2021	2020
Balance at beginning of period	$81	$45
Increase for tax positions related to the current year	636	36
Decrease for tax positions related to prior years	—	—
Balance at end of period	$717	$81
The unrecognized tax benefits in the table above includes $0.2 million, and $0.1 million as of December 31, 2021, and December 31, 2020, respectively, that, if recognized, would affect our effective tax rate. We do not expect or anticipate a significant increase or decrease over the next twelve months in the unrecognized tax benefits reported above. As of December 31, 2021, and 2020, we have not accrued any interest or penalties related to unrecognized tax benefits.
Note 12. Commitments and contingencies
The Company may be involved in various claims, lawsuits, investigations, and other proceedings, arising in the normal course of business. The Company accrues a liability when management believes information available prior to the issuance of financial statements indicates it is probable a loss has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiation, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Legal costs are expensed as incurred.
On April 21, 2021, FCX Solar, LLC (“FCX”), filed a lawsuit against us in the United States District Court for the Southern District of New York. The complaint alleged breach of contract, fraud and unjust enrichment claims related to a patent license agreement and consulting relationship between FCX and us. FCX sought damages of approximately $134 million in the lawsuit. On July 2, 2021, we filed a motion to dismiss the fraud and unjust enrichment claims. On July 16, 2021, FCX filed an amended complaint asserting the same claims as the original complaint. On July 22, 2021, we advised the court that FTC would stand on its motion to dismiss, and at the request of the court, we filed a revised motion citing the amended complaint. FCX filed its response on August 19, 2021, and we filed a reply on September 7, 2021. Oral argument on our motion to dismiss was held on February 3, 2022, and the Court granted our motion on February 7, 2022, dismissing FCX's fraud and unjust enrichment claims and leaving only a claim for breach of a license agreement. On May 29, 2021, FCX filed a separate lawsuit against us in the United States District Court for the Western District of Texas, alleging a claim for patent infringement related to U.S. Patent No. 10,903,782. FCX seeks an unspecified amount of damages, including past and future royalties, and injunctive relief. Our answer to that complaint was filed on June 22, 2021, along with our motion to transfer the patent suit to the Southern District of New York to be consolidated with the New York litigation. FCX filed an amended complaint asserting claims for direct patent infringement, indirect infringement by active inducement, and contributory infringement on July 27, 2021, and we filed our answer to that complaint on August 10, 2021. On

October 25, 2021, our motion to transfer the case to the Southern District of New York was granted, and the patent case was consolidated with FCX's contract case on November 19, 2021. Discovery in this consolidated matter is ongoing. We believe the claims asserted in both lawsuits are without merit, and we plan to vigorously defend against them. We and our management considered (a) the facts described above, (b) the preliminary stages of the proceedings and (c) the advice of outside legal counsel on the claims and determined that it is not probable that FCX will prevail on the merits. At this time, we believe that the likelihood of any material loss related to these matters is remote given the strength of our defenses.
The Company has not recorded any material loss contingency in the Consolidated Balance Sheets as of December 31, 2021, and December 31, 2020.
Note 13. Stockholders' equity
Preferred stock
The Certificate of Incorporation, as amended as of April 28, 2021, and amended as of June 7, 2021, (the “Certificate of Incorporation”), authorizes the Company to issue up to 10 million shares of Preferred Stock with a par value of $0.0001 with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021, there were no shares of preferred stock issued or outstanding.
Common stock
The Certificate of Incorporation authorizes the Company to issue 850 million shares of $0.0001 par value of Common Stock. Holders of Common Stock are entitled to dividends, as and when, declared by the board of directors, subject to the rights of the holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holders of the Common Stock are entitled to one vote for each share of Common Stock; provided that, except as otherwise required by law, holders of Common Stock (in such capacity) shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation.
In March 2020, the Company sold 9,162,976 shares of common stock at $3.27 per share for an aggregate purchase price of $30.0 million. The proceeds were available for working capital and other corporate purposes.
On April 30, 2021, the Company closed on its IPO in which we issued and sold 19,840,000 shares of our common stock at a public offering price of $13.00 per share. We received aggregate proceeds of $241.2 million from the IPO, net of approximately $16.8 million in underwriting discount and commissions and before offering costs.
The Company used $54.2 million of net proceeds from the IPO to purchase and retire an aggregate of 4,455,384 shares of our common stock, of which 2,191,557 was a repurchase of common shares and 2,263,827 shares were from the settlement of certain vested RSUs and common shares exercised from options in connection with the IPO.
The Company is using the remaining proceeds from the IPO for general corporate purposes, including working capital and operating expenses. We may also use a portion of such proceeds to acquire or invest in businesses, products, services or technologies and may use a portion of such proceeds to provide funding to third parties for future development capital in connection with projects using our tracker systems.
Treasury stock
On July 21, 2020, the Company’s board of directors approved a share repurchase of 9,896,666 shares of common stock for an aggregate price of $0 from founders of the Company. The repurchase of these shares was recorded as treasury stock on the Company’s Consolidated Balance Sheets as of December 31, 2020 and the shares have been added to the overall pool of stock available to be utilized for future option/stock award issuances to other employees of the organization.
On January 8, 2021, the Company’s board of directors approved a share repurchase of 148,440 shares of common stock for an aggregate price of $0 from founders of the Company. The repurchase of these shares was recorded as treasury stock on the Company’s Consolidated Balance Sheets as of December 31, 2021 and the shares have been added to the overall pool of stock available to be utilized for future option/stock award issuances to other employees of the organization.

On April 5, 2021, the Company’s board of directors approved a share repurchase of 717,460 shares of common stock for an aggregate price of $0 from founders of the Company. The repurchase of these shares was recorded as treasury stock on the Company’s Consolidated Balance Sheets as of December 31, 2021, and the shares have been added to the overall pool of stock available to be utilized for future option/stock award issuances to other employees of the organization.
Note 14. Stock compensation and other employee benefit plans
Stock compensation plans
On January 9, 2017, the Company’s board of directors adopted the 2017 Stock Incentive Plan (the “2017 Plan”). The Plan offers employees, directors and selected service providers the opportunity to acquire equity in the Company through grants of options, restricted stock awards (“RSA”), stock appreciation rights, restricted stock units (“RSU”), and other stock awards, at exercise prices not less than the fair market value of the Company's common stock on the date of grant.
Following our IPO in April 2021, we adopted the 2021 Stock Incentive Plan (the “2021 Plan”) which provides for the grant of awards similar to the 2017 Plan, as well as stock bonuses and cash awards. The number of shares initially reserved for issuance under the 2021 Plan was 12,645,239, which will automatically increase on January 1 of each calendar year prior to the tenth anniversary of the Plan's effective date in an amount equal to the lesser of (i) 4% of the total number of shares of common stock outstanding on the day prior (December 31st) and (ii) a number of shares of common stock determined by the compensation committee of the Company's board of directors.
Concurrent with the adoption of the 2021 Plan, we also adopted the 2021 Employee Stock Purchase Plan (the 2021 ESPP Plan”) in order to provide employees of the Company and its designated subsidiaries with an opportunity to purchase the Company's common stock through accumulated payroll deductions at 85% of the stock's fair market value. As of December 31, 2021, this plan has not yet been implemented internally within the Company and no purchases of common stock have been made pursuant to the 2021 ESPP Plan.
Stock options generally vest over four years from the date of grant, and, except as noted below, are based only on service vesting conditions.
During 2021, stock options were issued to our newly appointed Chief Executive Officer which contained market conditions relating to the price of our common stock that must be met in order to start the vesting period.
RSU grants may contain either service vesting conditions or a combination of performance and service vesting conditions, both of which must be met in order to vest. Awards with service conditions generally vest over a period of four years from the date of grant.
Our IPO in April 2021 was deemed to meet the liquidity event provisions in our 2017 Plan, which resulted in the vesting of all awards that had previously satisfied the time-based vesting conditions of such awards as of that date.
The Company had issued RSAs to its founders, all of which are vested as of December 31, 2021. These awards contained restrictions related to transferability, along with the standard service condition of four years required for vesting.
Generally, new shares of authorized common stock are issued to satisfy vesting or exercise of awards under both the 2017 and 2021 Stock Incentive Plans although treasury shares are also available for issuance at the discretion of the Company.
Stock compensation expense for each period was as follows:
(in thousands)	2021	2020	2019
Cost of revenue	$8,094	$322	$176
Research and development	3,657	57	51
Selling and marketing	2,056	38	26
General and administrative	47,958	1,401	653
Total stock compensation expense	$61,765	$1,818	$906

Information relating to our outstanding option awards was as follows:
Options	Shares	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Average intrinsic value (in thousands)
Outstanding as of December 31, 2020	8,524,997	$0.23
Granted	2,107,500	8.14
Exercised	(2,838,464)	0.11
Forfeited and expired	(255,768)	0.48
Outstanding as of December 31, 2021	7,538,265	$2.48	7.41	$39,500

Vested at December 31, 2021 or expected to vest in the future	7,538,265	$2.48	7.41	$39,500
Exercisable at December 31, 2021	4,253,458	$0.24	6.23	$31,139

At December 31, 2021:
Stock-based compensation cost not yet recognized (in thousands)				$10,301
Weighted-average remaining expense recognition period (in years)				5.03
Assumptions used to value option awards were as follows:
	Year ended December 31,
	2021	2020	2019
Black-Scholes-Merton pricing formula weighted-average assumptions:
Expected life (in years)	7.72	6.07	5.92
Risk-free interest rate	1.32%	1.60%	1.94%
Volatility	56.47%	51.57%	52.90%
Dividend yield	0.00%	0.00%	0.00%

Valuations:
Grant-date fair value per option (post-split)	$4.79	$2.86	$1.29
Intrinsic value of options exercised (in thousands)	$22,852	$—	$—
Average intrinsic value per share of options exercised	$8.05	$—	$—
Information relating to our outstanding restricted stock unit and restricted stock awards was as follows:
	Shares	Weighted- average grant date fair value
Restricted stock units:
Nonvested as of December 31, 2020	12,943,811	$3.15
Granted	5,470,137	7.72
Vested	(12,883,918)	3.87
Forfeited	(388,561)	4.68
Nonvested as of December 31, 2021	5,141,469	$6.08

Restricted stock awards:
Nonvested as of December 31, 2020	1,169,601	$0.07
Granted	—	—
Vested	(1,169,601)	0.07
Forfeited	—	—
Nonvested as of December 31, 2021	—	$—

	Shares	Weighted- average grant date fair value
At December 31, 2021:
Stock-based compensation cost not yet recognized (in thousands)		$21,396
Weighted-average remaining expense recognition period (in years)		2.95
Other employee benefit plans
We sponsor a 401(k) savings plan for our U.S. employees, whereby the employees can elect to make pre- or post-tax contributions, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 2% of an employee's contribution. Employee and company contributions are both immediately vested. Company matching contributions were approximately $0.6 million, $0.3 million, and $0.0 million for the years 2021, 2020, and 2019, respectively.
Employees are also eligible to participate in various employee welfare benefit plans, including medical, dental, prescription and life insurance, in which the Company pays a portion of the cost. All such plans are unfunded.
Note 15. Sale of investment in unconsolidated subsidiary
On June 24, 2021, the Company disposed of its 4,791,566 Class A common unit interest in Dimension Energy LLC, (“Dimension”), representing approximately 23% of the total outstanding common shares, for approximately $22.3 million, net of a success-based fee described below, resulting in a gain of $20.8 million. Prior to the third-party sale, we had recognized a net loss from our investment in this unconsolidated subsidiary of $0.4 million compared to a gain of $1.4 million recognized in 2020.
On June 29, 2021, the Company made a success-based fee payment in the amount of $1.9 million to two Executive Members of Dimension for entering into voting and support letter agreements and for recommending to all Executive Members of Dimension that they support the purchase agreement and the consummation of the transaction on June 24, 2021.
The sales agreement with Dimension includes an earnout provision which provides the potential to receive an additional contingent consideration of up to approximately $14.0 million through December 2024, based on Dimension achieving certain performance milestones. This potential earnout is calculated each quarter starting January 1, 2022, as $200 times the number of kilowatts constituting each Notice To Proceed (NTP) megawatt (MW) achieved during such quarterly earnout period, provided that no earnout amount is payable in respect to the first 100 NTP MW achieved in any earnout year.
The sales agreement also includes a projects escrow release which is an additional contingent consideration to receive $7 million based on Dimension’s completion of certain construction projects currently in progress. The Company has made an accounting policy election to account for the contingent gains from the earnout provision and projects escrow release only when those amounts become realizable in the periods subsequent to the disposal date.
During 2021, the Company received a $0.2 million escrow release payment, which is included in the gain referred to above.
Note 16. Earnings (loss) per share
	Year ended December 31,
	2021	2020	2019
Net loss (in thousands)	$(106,589)	$(15,924)	$(13,495)
Weighted average shares outstanding for calculating basic and diluted loss per share	86,043,051	68,810,533	62,043,383
Basic and diluted loss per share	$(1.24)	$(0.23)	$(0.22)

For purposes of computing diluted loss per share, weighted average common shares outstanding do not include potentially dilutive securities that are anti-dilutive, as shown below.
	As of December 31,
	2021	2020	2019
Anti-dilutive securities excluded from calculating dilutive loss per share:
Shares of common stock issuable under stock option plans outstanding	7,538,265	8,524,997	8,081,738
Shares of common stock issuable upon vesting of restricted stock units	5,141,469	14,121,666	5,249,324
Potential common shares excluded from diluted net loss per share calculation	12,679,734	22,646,663	13,331,062
All share and per share amounts in the table above have been adjusted for an approximately 8.25-for-1 forward stock split which took effect on April 28, 2021.
Note 17. Fair value measurements
Recurring measurements
Our financial instruments consist of cash, cash equivalents, restricted cash, accounts receivable, accounts payable, and debt obligations. Cash, cash equivalents, accounts receivable and accounts payable are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.
We did not hold any financial instruments measured at fair value on a recurring basis as categorized within the fair value hierarchy at December 31, 2021, and 2020.
Non-recurring measurements
We had no debt outstanding at December 31, 2021. At December 31, 2020, we had outstanding borrowings of (i) $1.0 million under our revolving line of credit agreement with Western Alliance Bank, which was deemed to approximate fair value as the borrowings bore interest at variable rates, and (ii) $0.8 million under a fixed rate PPP loan, which was deemed to have no fair value at that date based on receipt of notification from the Small Business Administration on January 20, 2021, that forgiveness of the full amount of the loan had been approved.
There were no indications of impairment of any of our long-lived assets during 2021 that required us to evaluate recoverability or estimate fair value of those assets.
Note 18. Related parties
Information relating to repurchases of shares from founders of the Company at no cost for inclusion in treasury stock may be found in Note 13 above.
On January 30th, 2017, the Company issued promissory notes worth $7 million, out of which $6.0 million was issued to two Board Members. The notes carried an interest rate of 5% and were to expire five years from date of issuance. The Company repaid the principal during the year ended December 31, 2020. For the years ended December 31, 2020, and 2019, we incurred interest expense of $0.2 million and $0.3 million, respectively, related to the notes issued to the related parties. In combination with the note, the Company also issued 25,000 shares (on a pre-split basis) of common stocks for every $250,000 of notes purchased by such investors.
Note 19. Quarterly information (unaudited)
In April 2021, the board of directors and stockholders approved a Forward Stock Split of the Company's shares of common stock which became effective on April 28, 2021.
Additionally, in connection with the preparation of the Company's financial statements as of and for the three months ended September 30, 2021, we identified an error in the basic and diluted earnings per share calculations for the three months ended June 30, 2021. Specifically, we incorrectly omitted from the basic and diluted weighted-average shares outstanding calculation shares of common stock underlying RSUs that became fully vested during the period but had not been settled through the legal issuance of common stock. Additionally, we identified that we had overstated stock-based compensation expense by $3.5 million for three months ended June 30, 2021 due to an error in the calculation of expense related to grantees' RSU awards.
The table below shows the revised information for the three months ended June 30, 2021, as well as the reported information for the other periods.
	Three months ended
(in thousands, except loss per share)	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Revenue	$65,707	$50,108	$52,989	$101,721
Gross profit (loss)	$119	$(16,050)	$(8,039)	$(8,575)
Net loss	$(7,442)	$(52,350)	$(22,915)	$(23,882)
Loss per share:
Basic	$(0.11)	$(0.61)	$(0.24)	$(0.25)
Diluted	$(0.11)	$(0.61)	$(0.24)	$(0.25)
Earnings (loss) per share in the table below reflects the retroactive impact of the Forward Stock Split described above on the weighted average shares outstanding each period used to determine basic and diluted earnings (loss) per share.
	Three months ended
(in thousands, except loss per share)	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Revenue	$32,376	$51,157	$59,640	$44,179
Gross profit (loss)	$6,980	$(1,382)	$2,866	$(4,825)
Net income (loss)	$3,420	$(6,776)	$(2,840)	$(9,728)
Earnings (loss) per share:
Basic	$0.05	$(0.09)	$(0.04)	$(0.15)
Diluted	$0.04	$(0.09)	$(0.04)	$(0.15)
Note 20. Subsequent events
On March 15, 2022, we announced that we had entered into an agreement to acquire an emerging tracker supplier, HX Tracker, to accelerate our international expansion. This transaction is expected to close in the second quarter of 2022, subject to satisfaction of customary closing conditions.
The purchase price for HX Tracker will consist of $4.3 million in cash and issuance of approximately 1.4 million shares of our common stock. The sellers will also be eligible for an earn-out of an additional 1.6 million shares based on meeting certain performance metrics. HX Tracker, formed in 2019, is an emerging China-based supplier of 1P tracker systems designed with a low-steel content which are ideally suited for today's prevalent large-format modules.

37,277,987 Shares

Common Stock
Prospectus
March 25, 2022